Exhibit 99.1

GLOBAL SHIP LEASE, INC.,

AS ISSUER,

THE GUARANTORS PARTY HERETO,

AS GUARANTORS,

CITIBANK, N.A., LONDON BRANCH

AS TRUSTEE, SECURITY AGENT, PAYING AGENT, REGISTRAR AND TRANSFER AGENT

INDENTURE

Dated as of October 31, 2017

$360,000,000

9.875% First Priority Secured Notes due 2022

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Schedule A	-	Security Documents
Exhibit A	-	Form of Note
Exhibit B	-	Form of Legends
Exhibit C	-	Form of Certificate to be Delivered in Connection with Transfers Pursuant to Regulation S
Exhibit D	-	Form of Supplemental Indenture for Additional Guarantor(s)
Exhibit E	-	Form of Incumbency Certificate

Note:    This Table of Contents shall not, for any purpose, be deemed to be part of this Indenture.

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INDENTURE dated as of October 31, 2017 among Global Ship Lease, Inc., a corporation organized under the laws of the Marshall Islands, as Issuer (the “Issuer”), certain subsidiaries of the Issuer named herein, as Guarantors (the “Guarantors”), Citibank, N.A., London Branch as Trustee (the “Trustee”) and, as applicable, as Security Agent (the “Security Agent”), Paying Agent (as defined herein), and Registrar and Transfer Agent (each as defined herein).

RECITALS OF THE ISSUER AND THE GUARANTORS

The Issuer has duly authorized the execution and delivery of this Indenture to provide for the issuance of: (i) its 9.875% First Priority Secured Notes due 2022 issued on the date hereof (the “Initial Notes”); and (ii) any additional notes having identical terms and conditions to the Initial Notes (save for the impact of the later date of issue) (“Additional Notes”) that may be issued after the Issue Date (as defined herein) (the Initial Notes together with any Additional Notes, the “Notes”). The Issuer and the Guarantors have received good and valuable consideration for the execution and delivery of this Indenture.

All necessary acts and things have been done to make: (i) the Notes, when duly issued and executed by the Issuer and authenticated and delivered hereunder, the legal, valid and binding obligations of the Issuer; and (ii) this Indenture a legal, valid and binding agreement of the Issuer and the Guarantors in accordance with the terms of this Indenture.

NOW, THEREFORE, THIS INDENTURE WITNESSETH:

For and in consideration of the premises and the purchase of the Notes by the Holders thereof, it is mutually covenanted and agreed by the parties hereto, for the benefit of each other and for the equal and proportionate benefit of all Holders (as defined below), as follows:

ARTICLE ONE

DEFINITIONS AND INCORPORATION BY REFERENCE

SECTION 1.01.    Definitions.

Set forth below are certain defined terms used in this Indenture.

“Accounting Principles” means GAAP and guidelines and interpretations issued by the International Accounting Standards Board (or any predecessor or successor thereof), in force from time to time; provided that, for purposes of this definition and the application of Accounting Principles in this Indenture, the accounting treatment of any operating leases, capital leases or finance leases shall be determined in accordance with GAAP as in force on the Issue Date. “GAAP” means generally accepted accounting principles in the United States of America, as set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board, or in such other statements by such other entity as have been approved by a significant segment of the accounting profession.

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“Adjusted EBITDA” means, with respect to any specified Person or Vessel, the net income (loss) before interest income and expense including amortization of deferred financing costs, realized and unrealized gain (loss) on interest rate derivatives, earnings allocated to preferred shares, income taxes, depreciation, amortization and impairment charges of such Person on a consolidated basis or attributable to such Vessel (as applicable) for the most recently ended four-quarter period for which internal financial statements are available immediately preceding the calculation date or as otherwise specified.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control,” as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise. For purposes of this definition, the terms “controlling,” “controlled by” and “under common control with” have correlative meanings.

“Agent” means each of the Registrar, Transfer Agent, Paying Agents or authenticating agent.

“Applicable Premium” means, with respect to a Note at any time, the greater of (1) 1.0% of the principal amount of such Note at such time and (2) the excess of (A) the present value at such time of (i) the redemption price of such Note at November 15, 2019, plus (ii) all remaining interest payments due on such Note through and including November 15, 2019 (excluding any interest accrued to the applicable redemption date), discounted on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) from November 15, 2019 to the applicable redemption date, computed using a discount rate equal to the Applicable Treasury Rate plus 0.50%, over (B) the principal amount of such Note on the applicable redemption date. For the avoidance of doubt, calculation of the Applicable Premium is not the duty of the Trustee or any Agent.

“Applicable Treasury Rate” for any redemption date, means the yield to maturity at the time of computation of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15(519) that has become publicly available at least two Business Days prior to the applicable redemption date of such Note (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the applicable redemption date to November 15, 2019; provided, however, that if the period from the applicable redemption date to November 15, 2019 is not equal to the constant maturity of a United States Treasury security for which a weekly average yield is given, the Applicable Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given except that if the period from the applicable redemption date to November 15, 2019 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year shall be used.

“Approved Valuer” means any of Clarksons, Maersk Broker, Howe Robinson, Fearnleys, Braemar ACM, Barry Rogliano Salles (BRS), Simpson Spence Young, E.A. Gibson,

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Maritime Strategies International (MSI) (or any successor or affiliate of such firms through which valuations are commonly issued) or such other independent and reputable provider of valuations selected by the Issuer in good faith.

“Asset Sale” means:

(1)    the sale, lease, conveyance or other disposition of any assets; and

(2)    the issuance by any of the Issuer’s Subsidiaries of any Equity Interest of such Subsidiary or the sale by the Issuer or any Subsidiary of Equity Interests in any Subsidiaries.

Notwithstanding the preceding, none of the following items will be deemed to be an Asset Sale:

(A)    a sale, lease, conveyance, transfer or other disposition of assets between or among the Issuer and/ or its Subsidiaries; provided that if such sale, lease, conveyance, transfer or other disposition involves Collateral, such exemption shall only be available if such transaction is between or among the Issuer and/or one or more Vessel Guarantors;

(B)    an issuance, sale, transfer or other disposition of Equity Interests by a Subsidiary of the Issuer to the Issuer or to another Subsidiary of the Issuer;

(C)    the chartering on arm’s length terms, lease, assignment or sublease of any real or personal property including, but not limited, to a Vessel, in the ordinary course of a Permitted Business;

(D)    any sale or disposition deemed to occur in connection with creating, granting or perfecting a Lien not otherwise prohibited by this Indenture;

(E)    sale of assets received upon the foreclosure of a Lien;

(F)    the surrender or waiver of contract rights or settlement, release or surrender of a contract, tort or other litigation claim in the ordinary course of a Permitted Business, including the termination of a Charter in accordance with its terms;

(G)    foreclosures, condemnations or any similar actions on assets;

(H)    the disposition of receivables in connection with the compromise, settlement or collection thereof in the ordinary course of business or in bankruptcy or similar proceedings and exclusive of factoring or similar arrangements;

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(I)    the issuance of preferred stock or Disqualified Stock issued in compliance with Section 4.10 hereof;

(J)    a Total Loss Event;

(K)    the sale, conveyance or other disposition of all or substantially all of the assets of the Issuer and their Subsidiaries taken as a whole (which, for the avoidance of doubt, will be governed by Section 4.09 and/or Section 5.01 hereof and not by Section 4.13 hereof;

(L)    the sale or other disposition of cash or Cash Equivalents;

(M)    the unwinding of any Hedging Obligations; and

(N)    a Permitted Transfer.

“Attributable Indebtedness” means the amount of Indebtedness in respect of the leasing to the Issuer or a Subsidiary of the Issuer of any property that results in a Capital Lease Obligation as determined in accordance with the definition of “Capital Lease Obligation.”

“Authority” means any competent regulatory, prosecuting, Tax or governmental authority in any jurisdiction.

“Bankruptcy Law” means Title 11 of the United States Code, as amended, or any applicable United States federal, state or non-U.S. law for the relief of debtors, or bankruptcy, insolvency, reorganization or other similar law.

“beneficial owner” has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act. The term “beneficial ownership” has a correlative meaning.

“Board of Directors” means:

(1)    with respect to a corporation, the board of directors of the corporation or, other than for purposes of the definition of “Change of Control,” any committee thereof duly authorized to act on behalf of such board; and

(2)    with respect to any other Person, the functional equivalent of a board of directors of a corporation or, other than for purposes of the definition of “Change of Control,” any committee thereof duly authorized to act on behalf thereof.

“Board Resolution” means, with respect to any Person, a copy of a resolution certified by the Secretary or an Assistant Secretary (or an individual with similar authority) of such Person, to have been duly adopted by the Board of Directors of such Person and to be in full force and effect on the date of such certification, and delivered to the Trustee.

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“Business Day” means a day (other than a Saturday or Sunday) on which banks are open for general business in London, Rotterdam and New York and (in relation to any date for the payment or purchase of a currency other than U.S. Dollars) the principal financial center of the country of that currency.

“Capital Lease Obligation” means, at the time of determination, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a balance sheet in accordance with Accounting Principles.

“Capital Stock” means:

(1)    in the case of a corporation, corporate stock;

(2)    in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) in the equity of such association or entity;

(3)    in the case of a partnership or limited liability company, partnership interests (whether general or limited) or membership interests; and

(4)    any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person, but excluding from all of the foregoing any debt securities convertible into Capital Stock, whether or not such debt securities include any right of participation with Capital Stock.

“Cash Equivalents” means:

(1)    United States dollars, pounds sterling or Euro or other currency of a member of the Organization for Economic Cooperation and Development (including such currencies as are held as overnight bank deposits and demand deposits with banks);

(2)    securities issued or directly and fully guaranteed or insured by the government of the United States or any Member State of the European Union or any other country whose sovereign debt has a rating of at least “A3” from Moody’s and at least “A-” from S&P or any agency or instrumentality thereof having maturities of not more than one year from the date of acquisition;

(3)    demand and time deposits and eurodollar time deposits and certificates of deposit or bankers’ acceptances with maturities of one year or less from the date of acquisition, in each case, with any financial institution organized under the laws of any country that is a member of the Organization for Economic Cooperation and Development (a) whose long-term debt obligations are rated at least “A-3” or the equivalent thereof by S&P or at least “P-3” or the equivalent thereof by Moody’s (or if at the time neither is issuing comparable ratings, then a comparable rating of another Rating Agency) or (b) having capital and surplus and undivided profits in excess of $250.0 million;

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(4)    repurchase obligations with a term of not more than 60 days for underlying securities of the types described in clause (2) of this definition entered into with any financial institution meeting the qualifications specified in clause (3) of this definition;

(5)    commercial paper and variable or fixed rate notes rated “P-1” or higher by Moody’s or “A-1” or higher by S&P and, in each case, maturing within one year after the date of acquisition;

(6)    money market funds that invest primarily in Cash Equivalents of the kinds described in clauses (1) through (5) of this definition; and

(7)    instruments equivalent to those referred to in clauses (1) through (6) of this definition denominated in any other foreign currency and comparable in credit quality and tenor to those referred to above and customarily to the extent reasonably required in connection with (a) any business conducted by the Issuer or any of its Subsidiaries in such jurisdiction or (b) any investment in the jurisdiction in which such investment is made.

“Change of Control” means the occurrence of any of the following events:

(1)    at any time, the Issuer becomes aware of (by way of a report or any other filing pursuant to Section 13(d) of the Exchange Act, proxy, vote, written notice or otherwise) the acquisition by any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act or any successor provision), including any group acting for the purpose of acquiring, holding or disposing of securities (within the meaning of Rule 13d-5(b)(1) under the Exchange Act, or any successor provision), other than the Permitted Holders, in a single transaction or in a related series of transactions, by way of merger, consolidation or other business combination or purchase of beneficial ownership of a majority of the total voting power of the Voting Stock of the Issuer or any direct or indirect parent company of the Issuer; provided that (x) so long as the Issuer is a Subsidiary of a parent company, no Person shall be deemed to be or become a beneficial owner of more than 50% of the total voting power of the Voting Stock of the Issuer unless such Person shall be or become a beneficial owner of more than 50% of the total voting power of the Voting Stock of such parent company and (y) any Voting Stock of which any Permitted Holder is the beneficial owner shall not in any case be included in calculating the Voting Stock of which any such Person first referred to above in this clause (1) is the beneficial owner;

(2)    the sale, lease or transfer, in one or a series of related transactions, of all or substantially all of the assets of the Issuer and the Subsidiaries, taken as a whole, to any Person other than a Wholly Owned Subsidiary or one or more Permitted Holders in connection with which any Person other than one or more Permitted Holders, is or

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becomes the beneficial owner (within the meaning of Rule 13d-3 under the Exchange Act, or any successor provision), directly or indirectly, of a majority of the total voting power of the Voting Stock of the transferee Person in such sale or transfer of assets, as the case may be; provided that (x) so long as such transferee Person is a Subsidiary of a Permitted Parent, no Person shall be deemed to be or become a beneficial owner of a majority of the total voting power of the Voting Stock of such transferee Person unless such Person shall be or become a beneficial owner of a majority of the total voting power of the Voting Stock of such Permitted Parent and (y) any Voting Stock of which any Permitted Holder is the beneficial owner shall not in any case be included in the calculation of any Voting Stock of which any such Person first referred to above in this clause (2) is the beneficial owner;

(3)    the Issuer shall adopt a plan of liquidation or dissolution or any such plan shall be approved by the stockholders of the Issuer; or

(4)    a de-listing of the Issuer’s stock from the New York Stock Exchange or another internationally recognized stock exchange (if applicable) that does not occur in connection with a listing of the Issuer’s shares on another internationally recognized stock exchange, provided that if CMA CGM or its Affiliates or other parties acting in concert with CMA CGM or its Affiliates acquires 100% of the shares of the Issuer and, following such acquisition, the shares of the Issuer are de-listed as described in this clause (4), such de-listing shall not constitute a Change of Control, so long as the Notes are listed on a reputable stock exchange and remain so listed until they mature or are no longer outstanding.

“Charter” means each time charter, bareboat charter or voyage charter entered into with respect to a Mortgaged Vessel.

“CMA CGM” means CMA CGM S.A. and its Subsidiaries.

“CMA Ships” means CMA Ships Management, a Subsidiary of CMA CGM.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Collateral” means, collectively, all of the property and assets that are from time to time subject to the Security Documents.

“Collateral Account” means a segregated account or accounts established and maintained by the Issuer or any of the Vessel Guarantors in its own name for the benefit of the holders of the Notes, into which the Issuer or Vessel Guarantor, as applicable, deposits proceeds of Collateral from time to time in accordance with the provisions of this Indenture, which Collateral Account may be, for the avoidance of doubt, the same account as any Vessel Guarantor’s earnings account which is charged with a first-priority Lien in favor of the holders of the Notes and the lenders under the New Term Loan Facility (for so long as it is outstanding) and the creditors with respect to any other liabilities in the future in accordance with the terms of this Indenture and the Intercreditor Agreement.

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“Commission” means the U.S. Securities and Exchange Commission.

“Common Equity” means share capital of the Issuer, excluding the Existing Preferred Shares.

“Corporate Trust Office” means the office of the Trustee at which at any particular time its corporate trust business shall be principally administered, which office at the date of the execution of this Indenture is located at its address set forth in Section 13.02, or such other address as the Trustee may designate from time to time by notice to the Issuer, or the principal corporate trust office of any successor Trustee (or such other address as such successor Trustee may designate from time to time by notice to the Issuer).

“Currency Exchange Protection Agreement” means, in respect of any Person, any foreign exchange contract, currency swap agreement, currency option, cap, floor, ceiling or collar or agreement or other similar agreement or arrangement designed to protect such Person against fluctuations in currency exchange rates as to which such Person is a party.

“Custodian” means any receiver, trustee, assignee, liquidator or similar official under any Bankruptcy Law.

“Debt Documents” shall have the meaning assigned to such term in the Intercreditor Agreement.

“Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

“Depository” means, with respect to the Global Notes, DTC, its nominees and any and all successors thereto appointed as depository hereunder and having become such pursuant to the applicable provisions of this Indenture.

“Disqualified Stock” means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder of the Capital Stock, in whole or in part, on or prior to the maturity date of the Notes. Notwithstanding the preceding sentence, any Capital Stock that would constitute Disqualified Stock solely because the holders of the Capital Stock have the right to require the issuer thereof to repurchase or redeem such Capital Stock upon the occurrence of a change of control or an asset sale or the destruction (including a total loss) of an asset prior to the stated maturity of the Notes will not constitute Disqualified Stock. The amount of Disqualified Stock deemed to be outstanding at any time for purposes of this Indenture will be the maximum amount that the Issuer and its Subsidiaries may become obligated to pay upon the maturity of, or pursuant to any mandatory redemption provisions of, such Disqualified Stock.

“DTC” means The Depository Trust Company or any successor thereto.

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“DTC Custodian” means Citibank, N.A., London Branch as custodian for the Depository or any successor thereto.

“Eligible Jurisdiction” means any of Hong Kong, the Marshall Islands, Panama, the Bahamas, the United Kingdom, France, Germany, Netherlands, Denmark, Norway, Sweden, Greece, the Republic of Cyprus (excluding the Turkish Republic of Northern Cyprus), Ireland, Belgium, the Channel Islands, Malta, Gibraltar, Liberia, Singapore, Isle of Man, Bermuda, British Virgin Islands, Cayman Islands, the United States of America, any State of the United States or the District of Columbia and any other jurisdiction generally acceptable to institutional lenders in the shipping industry, as determined in good faith by the Issuer.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

“Excess Loss Proceeds” means Total Loss Event Proceeds that are not applied or invested as provided in Section 4.21(a), provided that in the case of a Material Total Loss Event, and no more than one such Material Total Loss Event, such Excess Loss Proceeds may be reduced, at the Issuer’s option, by an amount not exceeding 50% of the charter-adjusted Fair Market Value less the charter-free Fair Market Value (to the extent positive) of the applicable Lost Mortgaged Vessel.

“Exchange” means The International Stock Exchange Authority Limited (formerly The Channel Islands Securities Exchange Authority Limited) or any successor thereto.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, or any successor statute or statutes thereto and, in each case, the rules and regulations promulgated by the Commission thereunder.

“Exercised Vessel Purchase Option Contract” means any Vessel Purchase Option Contract which has been exercised by the Issuer or a Subsidiary, obligating the Issuer or such Subsidiary to purchase such Vessel and any Related Assets, subject only to customary conditions precedent.

“Existing Indebtedness” means all outstanding Indebtedness of the Issuer and its Subsidiaries under the Existing Notes, the Existing Revolving Credit Facility and the Existing Term Loan Facility.

“Existing Mortgaged Vessels” means the following Vessels owned by a Guarantor on the Issue Date: CMA CGM Matisse, CMA CGM Utrillo, Delmas Keta, Julie Delmas, Kumasi, Marie Delmas, CMA CGM La Tour, CMA CGM Manet, CMA CGM Alcazar, CMA CGM Château d’If, CMA CGM Thalassa, CMA CGM Jamaica, CMA CGM Sambhar, CMA CGM America, CMA CGM Berlioz, OOCL Qingdao, OOCL Ningbo and OOCL Tianjin.

“Existing Notes” means the Issuer’s 10.000% First Priority Secured Notes due 2019, issued on March 19, 2014.

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“Existing Preferred Shares” means the Issuer’s 8.75% Series B Cumulative Redeemable Perpetual Preferred Shares, as may be amended, modified, supplemented, replaced, extended or renewed from time to time in compliance with the provisions of this Indenture, provided that no such amendment, modification, supplement, replacement, extension or renewal may be materially disadvantageous to the interests of the holders of the Notes.

“Existing Revolving Credit Facility” means the revolving credit facility established pursuant to the super senior revolving facility agreement dated March 19, 2014 among, inter alios, the Issuer, the Guarantors, the senior lenders (as named therein) and Citibank International plc, as agent, as amended, restated, modified, renewed, refunded, replaced, restructured, refinanced, repaid, increased or extended in whole or in part from time to time.

“Existing Term Loan Facility” means the term loan facility established pursuant to the term loan facility agreement dated July 29, 2015 among, inter alios, the Issuer, Global Ship Lease 20 Limited and DVB Bank SE, as amended, restated, modified, renewed, refunded, replaced, restructured, refinanced, repaid, increased or extended in whole or in part from time to time.

“Fair Market Value” means, with respect to any asset or property, the value that would be paid in cash by a willing buyer to an unaffiliated willing seller on the basis of a sale for prompt delivery in an arm’s length transaction not involving distress or necessity of either party, as determined in good faith by the Issuer, provided that in respect of a Vessel, such Fair Market Value shall be determined, in U.S. dollars, as the arithmetic mean of independent valuations of such Vessel on an “as is where is” basis, including any charters or other contracts for employment, obtained by the Issuer from two Approved Valuers.

“FATCA Withholding” means any withholding or deduction required pursuant to an agreement described in section 1471(b) of the Code, or otherwise imposed pursuant to sections 1471 through 1474 of the Code, any regulations or agreements thereunder, any official interpretations thereof, or any law implementing an intergovernmental approach thereto.

“Financial Support” means the provision of any loans or guarantees or similar financial support (including third-party security), or the voluntary assumption of any financial liability (whether actual or contingent) by the Issuer or any of its Subsidiaries to, or for the benefit of, any Person (other than the Issuer or any of its Subsidiaries).

“Government Securities” means direct obligations of, or obligations guaranteed by, the United States of America, and the payment for which the United States pledges its full faith and credit.

“guarantee” means as to any Person, a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of a Permitted Business), direct or indirect, in any manner (including through letters of credit and reimbursement agreements in respect thereof), of all or any part of any Indebtedness of another Person.

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“Guarantee” means the guarantee by each Guarantor of the Issuer’s obligations under this Indenture and on the Notes, executed pursuant to the provisions of this Indenture.

“Guarantor” means each Subsidiary of the Issuer that executes a Guarantee in accordance with the provisions of this Indenture and its successors and assigns, until such Subsidiary is released from its Guarantee in accordance with the provisions of this Indenture.

“Hedging Obligations” means, with respect to any Person, the obligations of such Person under swap, cap, collar, forward purchase, any forward freight agreement or comparable swap, future or similar agreement or arrangement relating to derivative trading in freight or similar rates, or agreements or arrangements similar to any of the foregoing and dealing with interest rates, currency exchange rates, commodity prices or freight rates, either generally or under specific contingencies.

“Holder” means a Person in whose name a Note is registered on the books maintained by the Registrar.

“Indebtedness” of any Person at any date means, without duplication, any indebtedness for or in respect of:

(1)    moneys borrowed and debt balances at banks or other financial institutions or other lenders;

(2)    any amount raised by acceptance under any acceptance credit facility or dematerialized equivalent;

(3)    any amount raised pursuant to any note purchase facility or the issue of bonds, notes, debentures, loan stock or any similar instrument, including the Notes;

(4)    the amount of any liability in respect of any lease or hire purchase contract which would, in accordance with the Accounting Principles, be treated as a finance or capital lease (meaning that the lease is capitalized as an asset and booked as a corresponding liability in the balance sheet);

(5)    receivables sold or discounted (other than any receivables to the extent they are sold on a non-recourse basis, provided that the requirements for de-recognition under the Accounting Principles as in effect on the Issue Date are met);

(6)    any derivative transaction entered into and, when calculating the value of any derivative transaction, only the marked to market value (or, if any actual amount is due as a result of the termination or close-out of that derivative transaction, that amount shall be taken into account);

(7)    any counter-indemnity obligation in respect of a guarantee, bond, standby or documentary letter of credit or any other instrument issued by a bank or financial institution in respect of an underlying liability of a person which is not the Issuer or any of its Subsidiaries which liability would fall within one of the other clauses of this definition;

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(8)    Disqualified Stock;

(9)    all obligations of such Person representing the balance of the deferred and unpaid purchase price of any property due more than six months after such property is acquired and which is treated as indebtedness under the Accounting Principles, except any such balance that constitutes an accrued expense or trade payable, or similar obligations to trade creditors incurred in the ordinary course of a Permitted Business;

(10)    any amount raised under any other transaction (including any forward sale or purchase agreement) having the commercial effect of a borrowing or otherwise being classified as a borrowing under the Accounting Principles as in effect on the Issue Date;

(11)    Attributable Indebtedness;

(12)    liquidation preference of preferred stock issued by a Subsidiary to any Person other than the Issuer or another Subsidiary;

(13)    all Indebtedness of others secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person; and

(14)    without double counting, the amount of any liability in respect of any guarantee for any of the items referred to in clauses (1) to (13) above.

Notwithstanding the foregoing, and for the avoidance of doubt, Indebtedness shall be deemed not to include any operating leases as such an instrument would be determined in accordance with the Accounting Principles.

Notwithstanding clause (9) above, the obligation of the Issuer or any Subsidiary to pay the purchase price for an Exercised Vessel Purchase Option Contract entered into and exercised in the ordinary course of a Permitted Business and consistent with past practices of the Issuer and its Subsidiaries shall not constitute “Indebtedness” under clause (9) above even though the purchase price therefor may be due more than six months after exercise thereof.

“Indenture” means this Indenture, as amended, supplemented or otherwise modified from time to time in accordance with the terms hereof.

“Intercreditor Agreement” means the Intercreditor Agreement dated on or about the Issue Date, by and among, inter alios, the Issuer, the Security Agent, the Trustee and the agent under the New Term Loan Facility, as amended, restated, modified, renewed, replaced, restructured or extended in whole or in part from time to time.

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“interest” means, with respect to the Notes, interest on the Notes (regardless of whether so stated).

“Interest Payment Date” means each May 15 and November 15, starting with May 15, 2018.

“Issue Date” means October 31, 2017 the date of the original issuance of the Notes under this Indenture.

“Issuer” means Global Ship Lease, Inc., a Marshall Islands corporation, or its successors and assigns.

“Lien” means any encumbrance, mortgage, charge, pledge, lien or other security interest securing any obligation of any person or any other agreement or arrangement having a similar effect; provided that in no event shall an operating lease that is not a Capital Lease Obligation be deemed to constitute a Lien.

“Material Total Loss Event” means a Total Loss Event involving (a) any of CMA CGM Thalassa, CMA CGM Berlioz, CMA CGM Alcazar, CMA CGM Chateau d’If, CMA CGM America, CMA CGM Jamaica, CMA CGM Sambhar or (b) any Vessel substituted for any of the foregoing as part of the Collateral which has an equivalent or greater Fair Market Value in accordance with the provisions of this Indenture.

“Maturity Date” when used with respect to any Note, means the date on which the principal amount of such Notes becomes due and payable as therein or herein provided.

“Moody’s” means Moody’s Investors Service, Inc. and any successor to its rating agency business.

“Mortgaged Vessels” means (i) the Existing Mortgaged Vessels, and (ii) any other Vessels made subject to the Lien of the Security Documents in favor of the Security Agent, for the benefit of the Secured Parties under the Intercreditor Agreement, pursuant to Section 11.09.

“Net Proceeds” means the aggregate cash and Cash Equivalents proceeds received by the Issuer or any of its Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of fees, commissions, expenses and other direct costs relating to such Asset Sale, including, without limitation, (a) fees and expenses related to such Asset Sale (including legal, accounting and investment banking fees, title and recording Tax fees and sales and brokerage commissions, and any relocation expenses and severance or shutdown costs incurred as a result of such Asset Sale), (b) all federal, state, provincial, foreign and local Taxes paid or payable as a result of the Asset Sale, (c) amounts required to be paid to any Person (other than the Issuer or any of its Subsidiaries) owning a beneficial interest in the assets which are subject to such Asset Sale and (d) any escrow or reserve for adjustment in respect of the sale price of such assets established in accordance with the Accounting Principles and any reserve in

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accordance with the Accounting Principles against any liabilities associated with such Asset Sale and retained by the seller after such Asset Sale, including pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale except to the extent that such proceeds are released from any such escrow or to the extent such reserve is reduced or eliminated.

“New Term Loan Facility” means the term loan facility established pursuant to the term loan facility agreement dated on or about the Issue Date among, inter alios, the Issuer, the Guarantors, the lender(s) named therein and Citibank Europe plc, UK Branch, as facility agent, as amended, restated, modified, renewed, refunded, replaced, restructured, refinanced, repaid, increased or extended in whole or in part from time to time.

“Non-U.S. Person” has the meaning assigned to such term in Regulation S.

“Notes” means, collectively, the Issuer’s 9.875% First Priority Secured Notes due 2022 issued in accordance with Section 2.02 hereof (whether issued on the Issue Date, issued as Additional Notes or otherwise issued after the Issue Date) treated as a single class of securities under this Indenture, as amended and supplemented from time to time in accordance with the terms of this Indenture.

“Notes Documents” means this Indenture, the Notes issued on the Issue Date, the Guarantees issued on the Issue Date, the Security Documents and any other document (whether creating a security or not) which is executed at any time by the Issuer or any other Person in relation to any amount payable under this Indenture.

“Offering Memorandum” means the offering memorandum of the Issuer dated October 23, 2017 relating to the Notes.

“Officer” means, with respect to any Person, any of the following: the Chairman of the Board of Directors, the Chief Executive Officer, the Chief Financial Officer, the President, the Chief Operating Officer, the Chief Technical Officer, any Vice President, any Assistant Vice President, the Treasurer, any Assistant Treasurer, the Secretary, any Assistant Secretary, the Controller or any other officer designated by the relevant Board of Directors serving in a similar capacity.

“Officer’s Certificate” means a certificate signed on behalf of the Issuer by any one Officer of the Issuer, who must be the principal executive officer, the principal financial officer, the treasurer, the controller, the general counsel or the principal accounting officer of the Issuer.

“Opinion of Counsel” means a written opinion from legal counsel that meets the requirements of this Indenture. The counsel may be an employee of, or counsel to, the Issuer or a Guarantor. Opinions of Counsel required to be delivered under this Indenture may have qualifications customary for opinions of the type required in the relevant jurisdiction or related to the items covered by the opinion and counsel delivering such Opinions of Counsel may rely on certificates of the Issuer or government or other officials customary for opinions of the type required, including certificates certifying as to matters of fact.

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“Permitted Business” means any business engaged in by the Issuer, any Subsidiary of the Issuer, or any direct or indirect parent of the Issuer on the Issue Date and any business or other activities that are reasonably related, ancillary, supplemental or complementary thereto, or a reasonable extension, development or expansion of, the businesses in which the Issuer and the Subsidiaries are engaged on the Issue Date.

“Permitted Financial Support” means any Financial Support:

(1)    provided in relation to the Notes Documents and the New Term Loan Facility;

(2)    provided in relation to the Existing Indebtedness and existing on the Issue Date, provided that the Existing Indebtedness and such Financial Support shall be discharged substantially concurrently with the issue of the Notes;

(3)    provided by (a) the Issuer or any of its Subsidiaries that are not Vessel Guarantors in relation to any Indebtedness permitted to be incurred under clauses (3), (4), (5), (6), (8), (9), (10) and (17) of Section 4.10(b) and (b) Vessel Guarantors in relation to any Indebtedness permitted to be incurred under clause (10) of Section 4.10(b);

(4)    provided by the Issuer or any of its Subsidiaries in the ordinary course of business, including, but not limited to, deposits, performance bonds, security, company guarantees or performance guarantees given to shipyards or pursuant to bareboat charters, time charters, voyage charters or contracts of affreightment, or in connection with lease-in contracts and related arrangements; provided that with respect to Vessel Guarantors, any liability pursuant to this clause (4) shall only be in respect of the relevant Vessel of such Vessel Guarantor;

(5)    any other Financial Support not to exceed in the aggregate $5.0 million (or its equivalent in other currencies) at any time; or

(6)    in the form of loans between or among any of the Issuer and its Subsidiaries and the payments in respect of such loans.

“Permitted Flag Jurisdiction” means any of Hong Kong, the Marshall Islands, Panama, the Bahamas, the United Kingdom, France, Germany, Netherlands, Denmark, Norway, Sweden, Greece, the Republic of Cyprus (excluding the Turkish Republic of Northern Cyprus), Ireland, Belgium, the Channel Islands, Malta, Gibraltar, Liberia, Singapore, Isle of Man, Bermuda, British Virgin Islands, Cayman Islands and any other jurisdiction generally acceptable to institutional lenders in the shipping industry, as determined in good faith by the Issuer.

“Permitted Holders” means each of: (a) CMA CGM or any Subsidiary of CMA CGM for so long as it remains a Subsidiary of CMA CGM and (b) (i) Michael S. Gross; (ii) each

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of his spouse, siblings, ancestors, descendants (whether by blood, marriage or adoption, and including stepchildren) and the spouses, siblings, ancestors and descendants thereof (whether by blood, marriage or adoption, and including stepchildren) of such natural persons, the beneficiaries, estates and legal representatives of any of the foregoing, the trustee of any bona fide trust of which any of the foregoing, individually or in the aggregate, are the majority in interest beneficiaries or grantors, and any corporation, partnership, limited liability Issuer or other Person in which any of the foregoing, individually or in the aggregate, own or control a majority in interest; and (iii) all Affiliates controlled by the Persons named in clauses (i) and (ii) above.

“Permitted Liens” means:

(1)    any Liens created under the Notes Documents;

(2)    any Liens created under the Existing Indebtedness, provided the Existing Indebtedness will be refinanced using the proceeds of the offering of the Notes and such Liens will be released concurrently therewith;

(3)    any Liens created under the New Term Loan Facility, securing an aggregate principal amount of $54.8 million, together with interest, fees and any other amounts (other than principal) which may be outstanding from time to time in accordance with the terms of the New Term Loan Facility, provided that such Liens may have super senior priority status in respect of the Collateral;

(4)    any Liens granted by the Issuer or any Subsidiary (other than any Guarantors) over its assets or revenues to secure Indebtedness incurred under clauses (3), (4), (5) or (6) of Permitted Debt, except any Liens on assets that constitute Collateral or (in respect of the Issuer and GSLS Limited) any bank accounts;

(5)    any Liens granted by the Issuer over (i) shares of any vessel-owning Subsidiary (other than any Guarantor) and (ii) claims the Issuer has against any Subsidiary (other than any Guarantor), in each case to secure Indebtedness incurred under clauses (3), (4), (5) or (6) of Permitted Debt;

(6)    any Liens arising by operation of law or in the ordinary course of operations of any Vessel;

(7)    any other Liens (other than over any Collateral) securing obligations, which obligations do not exceed $5.0 million (or its equivalent in other currencies);

(8)    Liens in favor of the Issuer or any of its Subsidiaries (other than Liens on any assets or property constituting Collateral);

(9)    Liens on property of a Person existing at the time such Person is merged with or into or consolidated or amalgamated with the Issuer or any Subsidiary of the Issuer provided that such Liens were not created in connection with such merger,

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consolidation or amalgamation and do not extend to any assets other than those of the Person merged into or consolidated or amalgamated with the Issuer or the Subsidiary and provided, further, that no such Liens shall extend to any assets or property constituting Collateral;

(10)    (x) Liens imposed by law, such as carriers’, warehousemen’s, landlord’s, suppliers’ and mechanics’ Liens, in each case, incurred in the ordinary course of a Permitted Business, (y) other Liens arising by operation of law covered by insurance (including any deductibles thereon) and (z) Liens incurred or deposits in connection with workers’ compensation, employment insurance or other types of social security, including Liens securing letters of credit issued in the ordinary course of a Permitted Business or to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, leases, government contracts, performance and return of money bonds and other similar obligations including those arising from regulatory, contractual or warranty requirements of the Issuer and its Subsidiaries, including rights of offset and set off (in each case exclusive of obligations for the payment of borrowed money);

(11)    Liens to secure any Permitted Refinancing Indebtedness permitted to be incurred under this Indenture; provided, however, that such Liens (a) are not materially more favorable to the lienholders with respect to such Liens than the Liens in respect of the Indebtedness being refinanced, and (b) do not extend to or cover any property or assets of the Issuer or any of its Subsidiaries not securing the Indebtedness so refinanced (other than (x) any improvements or accessions to such property or assets or any items which constitute Related Assets with respect to such underlying property or assets securing the Indebtedness so refinanced or (y) any Lien on additional property or assets which Lien would have been permitted to be granted by Section 4.12 in respect of the Indebtedness being refunded, refinanced, replaced, defeased or discharged by such Permitted Refinancing Indebtedness at the time such prior Indebtedness was initially incurred by the Issuer or such Subsidiary);

(12)    Liens arising by reason of any judgment, decree or order of any court or other competent authority not giving rise to an Event of Default or Liens granted or incurred by the Issuer or any Subsidiary in connection with the release from arrest, detention, attachment or levy of any of its assets by any court or competent authority (including any governmental or regulatory agency);

(13)    Liens and rights of setoff in favor of a bank imposed by law and incurred in the ordinary course of a Permitted Business on deposit accounts and Liens and rights of set-off in favor of a bank created pursuant to the second and third paragraphs of the acknowledgements to the notices of pledge under each of the first priority deeds of pledge over each Vessel Guarantor’s earnings accounts, in each case maintained with such bank and cash and Cash Equivalents in such accounts;

(14)    Liens on any portion of the proceeds from an issuance of additional Notes (together with other funds available to the Issuer, if applicable) deposited with the Security Agent, for the benefit of the Trustee and the Holders, to secure such additional Notes;

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(15)    leases, licenses, subleases and sublicenses of assets in the ordinary course of business;

(16)    Liens on cash or Cash Equivalents arising in connection with defeasance, discharge or redemption of Indebtedness;

(17)    Liens on property (including Capital Stock) existing at the time of acquisition of the property by the Issuer or any Subsidiary of the Issuer; provided that such Liens were not incurred in connection with such acquisition; provided, further; that no such Liens shall extend to any assets or property constituting Collateral;

(18)    Liens arising from Uniform Commercial Code financing statements, filings or other applicable similar filings regarding operating leases and vessel charters entered into by the Issuer and its Subsidiaries in the ordinary course of a Permitted Business;

(19)    Liens incurred in the ordinary course of a Permitted Business of the Issuer or any Subsidiary not securing Indebtedness and arising by operation of law or contract from Vessel chartering, drydocking, maintenance, repair, refurbishment or replacement, the furnishing of supplies and bunkers to Vessels and Related Assets, repairs and improvements to Vessels and Related Assets, masters’, officers’ or crews’ wages and maritime Liens and any other Liens (other than Liens in respect of Indebtedness) incurred in the ordinary course of operations of a Vessel; provided that in the case of a Charter of a Mortgaged Vessel, such Lien is subject to the Lien of the Security Documents;

(20)    Liens for general average and salvage;

(21)    Liens for Taxes, assessments or governmental charges or claims that are not yet due or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded; provided that any reserve or other appropriate provisions as is required in conformity with the Accounting Principles has been made therefor;

(22)    Liens on insurance policies and proceeds thereof, or other deposits, to secure insurance premium financings;

(23)    Liens incurred in connection with a cash management program established in the ordinary course of business; and

(24)    any extension, renewal or replacement, in whole or in part, of any Lien described in the foregoing clauses (1) through (23); provided that any such extension, renewal or replacement is no more restrictive in any material respect that the Lien so extended, renewed or replaced and does not extend to any additional property or assets.

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For purposes of determining what category of Permitted Lien that any Lien shall be included in, the Issuer in its sole discretion may classify such Lien on the date of its incurrence and later reclassify all or a portion of such Lien in any manner that complies with this definition (including in part in one category and in part in another category).

“Permitted Manager” means each of CMA Ships, Anglo-Eastern Ship Management Ltd, Wallem Group Limited, V-Ships, Wilhelmsen Ship Management, MSC Shipmanagement Limited, Columbia Shipmanagement (Deutschland) GmbH, Bernard Schulte Shipmanagement (BSM), E.R. Schiffahrt GmbH & Cie. KG (or any successor or affiliate of such firms) and such other reputable and recognized managers of similar quality and standing selected by the Issuer in good faith.

“Permitted Parent” means any direct or indirect parent of the Issuer formed not in connection with, or in contemplation of, a transaction that, assuming such parent was not formed, after giving effect thereto would constitute a Change of Control.

“Permitted Refinancing Indebtedness” means any Indebtedness or Disqualified Stock of the Issuer or any Indebtedness, Disqualified Stock or preferred stock of any of its Subsidiaries issued in exchange for, or the net proceeds of which are used to refund, refinance, replace, defease or discharge, other Indebtedness or Disqualified Stock of the Issuer or any Indebtedness, Disqualified Stock or preferred stock of any of its Subsidiaries; provided that, in the case of Indebtedness which is not being used to concurrently refinance or defease the Notes in full:

(1)    the principal amount (or accreted value, if applicable) or mandatory redemption amount of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) or mandatory redemption amount, plus accrued interest or dividends in connection therewith, of the Indebtedness, Disqualified Stock or preferred stock extended, refinanced, renewed, replaced, defeased or refunded (plus all dividends and accrued interest on such Indebtedness, Disqualified Stock or preferred stock and the amount of all fees, expenses, premiums and other amounts incurred in connection therewith);

(2)    such Permitted Refinancing Indebtedness has a final maturity or final redemption date either (i) no earlier than the final maturity or final redemption date of the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded or (ii) after the Maturity Date;

(3)    the portion, if any, of the Indebtedness, Disqualified Stock or preferred stock being extended, refinanced, renewed, replaced, defeased or refunded has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness, Disqualified Stock or preferred stock being extended, refinanced, renewed, replaced, defeased or refunded;

(4)    if (i) the Indebtedness, Disqualified Stock or preferred stock being extended, refinanced, renewed, replaced, defeased or refunded is subordinated in right of

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payment to the Notes or a Guarantee, such Permitted Refinancing Indebtedness is subordinated in right of payment to the Notes or a Guarantee on terms at least as favorable to the Holders as those contained in the documentation governing the Indebtedness, Disqualified Stock or preferred stock being extended, refinanced, renewed, replaced, defeased or refunded; and (ii) if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is unsecured or secured by the Collateral on a basis entirely junior to that of the Notes, such Permitted Refinancing Indebtedness is unsecured or secured by the Collateral on a basis entirely junior to that of the Notes; and

(5)    such Indebtedness is incurred either by (i) if a Subsidiary that is not a Guarantor is the obligor on the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded, any Subsidiary that is not a Guarantor or (ii) the Issuer or Guarantor (or any Subsidiary that becomes a Guarantor in contemplation of or upon the incurrence of such Permitted Refinancing Indebtedness).

For all purposes of this Indenture, Indebtedness, Disqualified Stock or preferred stock of the Issuer or any of its Subsidiaries (collectively, the “Replacement Indebtedness”) may in the Issuer’s discretion be deemed to replace other Indebtedness, Disqualified Stock or preferred stock of the Issuer or any of its Subsidiaries (collectively, the “Replaced Indebtedness”) if such Replacement Indebtedness satisfies the requirements of clauses (1) through (5) above and is (x) incurred no later than 180 days of the date on which the Replaced Indebtedness was repaid, redeemed, defeased or discharged and (y) if the proceeds of the Replaced Indebtedness were primarily utilized to finance or refinance the acquisition of one or more Vessels, then substantially all of the net proceeds from such Replacement Indebtedness must be used to finance or refinance the acquisition of assets used or useful in a Permitted Business (including, without limitation, Vessels and Related Assets, which need not be the same Vessels or Related Assets which were financed or refinanced with the Replaced Indebtedness).

“Permitted Transfer” means:

(1)    payments on or with respect to any Permitted Financial Support; and

(2)    transfers of assets (including cash or Cash Equivalents) in an aggregate amount, or having an aggregate Fair Market Value, when taken together with all other assets made pursuant to this clause (2) that are at the time outstanding, not to exceed:

(A)    the greater of $30.0 million and 27% of Adjusted EBITDA of the Issuer, plus

(B)    (i) 100% of the aggregate net cash proceeds and (ii) 100% of the Fair Market Value of the property and assets other than cash, in each case, received by the Issuer after the Issue Date (other than from a Subsidiary of the Issuer) as a contribution to its equity capital or from the issue or sale (other than to a Subsidiary of the Issuer) of Qualified Equity Interests, including upon the exercise of options or warrants, or from the issue or sale (other than to a Subsidiary of the Issuer) of Indebtedness of the Issuer that has been converted

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into or exchanged for Qualified Equity Interests, together with the aggregate cash and Cash Equivalents received by the Issuer or any of its Subsidiaries at the time of such conversion or exchange, excluding, in the case of each of (i) and (ii), any Equity Cure Amounts and the amount of any such net cash proceeds or property or assets used to make Permitted Payments pursuant to clause (3) of Section 4.11(b); provided that no Collateral may be transferred pursuant to this clause (2) unless such transfer is made in connection with a substitution of Collateral in accordance with Section 11.09.

“Person” means any natural person, corporation, limited partnership, general partnership, limited liability company, limited liability partnership, joint venture, association, joint-stock company, trust, unincorporated organization or government or any agency or political subdivision thereof or any other entity, whether legal or not.

“principal” means, with respect to the Notes, the principal of and premium, if any, on the Notes.

“Private Placement Legend” means the legends in the form set forth in Exhibit B to be placed on the Notes except where otherwise permitted by the provisions of this Indenture.

“Qualified Equity Interests” means Equity Interests of the Issuer other than Disqualified Stock.

“Qualified Institutional Buyer” or “QIB” has the meaning specified in Rule 144A under the Securities Act.

“Quarter Date” means March 31, June 30, September 30 and December 31 of each year.

“Rating Agencies” means Moody’s and S&P, or if Moody’s or S&P or both shall not make a rating on the Notes publicly available, a nationally recognized statistical rating agency or agencies, as the case may be, selected by the Issuer which shall be substituted for Moody’s or S&P or both, as the case may be.

“Record Date” means the applicable Record Date specified in the Notes; provided that if any such date is not a Business Day, the Record Date shall be the first day immediately succeeding such specified day that is a Business Day.

“Redemption Date” means, when used with respect to any Note to be redeemed, the date fixed for such redemption pursuant to this Indenture and the Notes.

“Redemption Price” means, when used with respect to any Note to be redeemed on a Redemption Date, the price fixed for such redemption pursuant to and in accordance with this Indenture, exclusive of accrued and unpaid interest, if any, thereon to the Redemption Date, unless otherwise specifically provided herein.

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“Regulation S” means Regulation S under the Securities Act.

“Regulation S-X” means Regulation S-X under the Securities Act.

“Related Asset” means (i) any insurance policies and contracts from time to time in force with respect to a Vessel, (ii) the Capital Stock of any Subsidiary of the Issuer owning a Vessel and related assets, (iii) any money or other compensation payable in respect of any requisition or other compulsory acquisition of a Vessel, (iv) any earnings derived from the use or operation of a Vessel and/or any earnings account with respect to such earnings, (v) any charters, operating leases, contracts of affreightment, Vessel purchase options and related agreements entered and any security or guarantee in respect of the charterer’s or lessee’s obligations under such charter, lease, Vessel purchase option or agreement, (vi) any cash collateral account established with respect to a Vessel pursuant to the financing arrangement with respect thereto, (vii) any building, conversion or repair contracts relating to a Vessel and any security or guarantee in respect of the builder’s obligations under such contract and (viii) any security interest in, or agreement or assignment relating to, any of the foregoing or any mortgage in respect of a Vessel and any asset reasonably related, ancillary or complementary thereto.

“Responsible Officer” means, when used with respect to the Trustee, any officer in the Corporate Trust Office of the Trustee, including any vice president, assistant vice president, trust officer, assistant trust officer or any other officer of the Trustee who currently performs functions similar to those performed by the persons who at the time shall be such officers, respectively, or to whom any corporate trust matter is referred because of such officer’s knowledge of and familiarity with the particular subject and shall also mean any officer who shall have direct responsibility for the administration of this Indenture.

“Restricted Security” means a Note that constitutes a “Restricted Security” within the meaning of Rule 144(a)(3) under the Securities Act; provided, however, that the Trustee shall be entitled to request and conclusively rely on an Opinion of Counsel with respect to whether any Note constitutes a Restricted Security.

“Restricted Transfer” means any transfer of assets (including cash or Cash Equivalents) between or among (i) any of the Issuer and the Guarantors and (ii) any Subsidiaries that are not Guarantors, in each case other than a Permitted Transfer.

“Rule 144A” means Rule 144A under the Securities Act.

“S&P” means Standard & Poor’s Ratings Services and any successor to its rating agency business.

“Secured Parties” shall have the meaning assigned to such term in the Intercreditor Agreement.

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“Securities Act” means the U.S. Securities Act of 1933, as amended, or any successor statute or statutes thereto and, in each case, the rules and regulations promulgated by the SEC thereunder.

“Security Agent” means Citibank, N.A., London Branch and its successors, as Security Agent for the Secured Parties.

“Security Documents” means all documents, agreements, supplements or other records creating or evidencing the security interests over the Collateral securing the Notes and the Guarantees, including as of the Issue Date the security agreements listed in Schedule [A].

“Security Interests” means the Lien on the Collateral created by the Security Documents and this Indenture in favor of the Security Agent on behalf of the Secured Parties.

“Significant Subsidiary” means any Subsidiary that would be a “significant subsidiary” as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such Regulation is in effect on the Issue Date.

“Stated Maturity” means, with respect to any installment of principal on any series of Indebtedness, the date on which the payment of principal was scheduled to be paid in the documentation governing such Indebtedness as of the Issue Date (or, if incurred after the Issue Date, as of the date of the initial incurrence thereof) and will not include any contingent obligations to repay, redeem or repurchase any such principal prior to the date originally scheduled for the payment thereof.

“Subordinated Indebtedness” means Indebtedness that is (x) contractually subordinated in right of payment to the Notes or the Guarantees of such Guarantor, as the case may be, or (y) any Indebtedness that is unsecured or secured by a Lien on the Collateral on a basis entirely junior to that of the Notes.

“Subsidiary” means, with respect to any specified Person:

(1)    any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees of the corporation, association or other business entity is at the time owned or controlled, directly or indirectly, by that Person or one or more Subsidiaries of such Person (or a combination thereof); and

(2)    any other Person of which at least a majority of the voting interest (without regard to the occurrence of any contingency) is at the time directly or indirectly owned by such Person or one or more Subsidiaries of such Person (or a combination thereof).

“Tax” means any tax, duty, levy, impost, assessment or other governmental charge (including penalties interest and any other liabilities related thereto).

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“Taxing Authority” means any government or political subdivision or territory or possession of any government or any authority or agency therein or thereof having power to tax.

“Total Debt” means, with respect to any Person, the total amount of Indebtedness of such Person on a consolidated basis as of the end of the most recently ended fiscal quarter for which internal financial statements are available immediately preceding the calculation date.

“Total Loss Event” means an actual or constructive total loss of a Mortgaged Vessel.

“Total Loss Event Proceeds” means all compensation, damages and other payments (including insurance proceeds) received by the Issuer, any Vessel Guarantor, the Trustee or the Security Agent, jointly or severally, from any Person, including any governmental authority, with respect to or in connection with a Total Loss Event, net of fees, expenses and other direct costs relating to such Total Loss Event, including, without limitation, (a) fees and expenses related to such Total Loss Event (including legal, accounting and investment banking fees, title and recording Tax fees and brokerage commissions, and any severance or shutdown costs incurred as a result of such Total Loss Event), (b) all federal, state, provincial, foreign and local Taxes paid or payable as a result of the Total Loss Event and (c) any reserve in accordance with the Accounting Principles against any liabilities associated with such Total Loss Event and retained by the Issuer and such Vessel Guarantor after such Total Loss Event, including pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Total Loss Event except to the extent such reserve is reduced or eliminated.

“Trustee” means the party named as such in the preamble to this Indenture until a successor replaces it in accordance with the provisions of this Indenture and thereafter means such successor.

“U.S. Dollar Equivalent” means, with respect to any monetary amount in a currency other than U.S. dollars, at any time for the determination thereof, the amount of U.S. dollars obtained by converting such foreign currency involved in such computation into U.S. dollars at the spot rate for the purchase of U.S. dollars with the applicable foreign currency as quoted by Reuters at approximately 10:00 A.M. (New York time) on the date not more than two Business Days prior to such determination.

“U.S. Legal Tender” means such coin or currency of the United States of America that at the time of payment shall be legal tender for the payment of public and private debts.

“Vessel” means one or more shipping vessels whose primary purpose is the maritime transportation of cargo or which are otherwise engaged, used or useful in any business activities of the Issuer and its Subsidiaries, in each case together with all related spares, equipment and any additions or improvements.

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“Vessel Guarantor” means a Guarantor that is the owner of one or more Mortgaged Vessels.

“Vessel Purchase Option Contract” means any contract granting the Issuer or any Subsidiary the option to purchase one or more Vessels and any Related Assets, including any amendments, supplements or modifications thereto.

“Voting Stock” of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness, Disqualified Stock or preferred stock at any date, the number of years obtained by dividing:

(1)    the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect of such Indebtedness or redemption or similar payment in respect of such Disqualified Stock or preferred stock, by (b) the number of years (calculated to the nearest one-twelfth) that shall elapse between such date and the making of such payment; by

(2)    the then outstanding principal amount of such Indebtedness or the maximum amount payable upon maturity of, or pursuant to any mandatory redemption provisions of, amount of such Disqualified Stock or preferred stock.

“Wholly Owned Subsidiary” of any Person means a Subsidiary of such Person, all of the outstanding Equity Interests of which (other than directors’ qualifying shares or shares required by applicable law to be held by a Person other than the Issuer or any of its Subsidiaries) are at the time owned by such Person or another Wholly Owned Subsidiary of such Person.

SECTION 1.02.    Other Definitions.

Certain terms not defined in Section 1.01 are defined elsewhere in this Indenture and shall have those meanings assigned to them thereby.

SECTION 1.03.    Rules of Construction.

For all purposes under this Indenture and the Notes, except as otherwise provided and unless the context otherwise requires:

(1)    a term has the meaning assigned to it;

(2)    an accounting term not otherwise defined has the meaning assigned to it in accordance with the Accounting Principles (for the avoidance of doubt, determinations of whether an action is for speculative purposes is not an accounting term);

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(3)    words in the singular include the plural, and words in the plural include the singular;

(4)    “herein,” “hereof” and other words of similar import refer to this Indenture as a whole and not to any particular Article, Section or other subdivision;

(5)    the words “including,” “includes” and similar words shall be deemed to be followed by “without limitation”;

(6)    references to “$” or dollars are to United States dollars; and

(7)    references to Subsidiaries are to Subsidiaries of the Issuer.

ARTICLE TWO

THE NOTES

SECTION 2.01.    Form and Dating.

(a)    The Notes and the Trustee’s certificate of authentication shall be substantially in the form of Exhibit A hereto. The Notes may have notations, legends or endorsements required by law, stock exchange rule or usage. The Issuer shall approve the form of the Notes and any notation, legend or endorsement on them. Each Note shall be dated the date of its issuance and show the date of its authentication.

(b)    The terms and provisions contained in the Notes and the Guarantees shall constitute, and are hereby expressly made, a part of this Indenture and, to the extent applicable, the Issuer, the Guarantors, the Trustee and the Security Agent, by their execution and delivery of this Indenture, expressly agree to such terms and provisions and to be bound thereby. However, to the extent any provision of any Note conflicts with the express provisions of this Indenture, the provisions of this Indenture shall govern and be controlling.

(c)    Notes offered and sold in reliance on Rule 144A shall be issued initially in the form of a single permanent global Note in registered form, substantially in the form set forth in Exhibit A (the “144A Global Note”), deposited with the DTC Custodian, duly executed by the Issuer and authenticated by the Trustee as hereinafter provided and shall bear the legends set forth in Exhibit B.

(d)    Notes offered and sold in offshore transactions in reliance on Regulation S shall be issued initially in the form of a single permanent global Note in registered form substantially in the form of Exhibit A (the “Regulation S Global Note”; and together with the 144A Global Note, the “Initial Global Notes”), deposited with the DTC Custodian, duly executed by the Issuer and authenticated by the Trustee as hereinafter provided and shall bear the legends set forth in Exhibit B.

(e)    Notes issued after the Issue Date shall be issued initially in the form of one or more global Notes in registered form, substantially in the form set forth in Exhibit A, deposited with the DTC Custodian, duly executed by the Issuer and authenticated by the Trustee as hereinafter provided and shall bear any legends required by applicable law (together with the Initial Global Notes, the “Global Notes”) or as Physical Notes.

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(f)    The aggregate principal amount of the Global Notes may from time to time be increased or decreased by adjustments made on the records of the DTC Custodian, as hereinafter provided. Notes issued in exchange for interests in a Global Note pursuant to Section 2.16 may be issued in the form of permanent certificated Notes in registered form in substantially the form set forth in Exhibit A and bearing the applicable legends, if any, (the “Physical Notes”).

SECTION 2.02.    Execution, Authentication and Denomination; Additional Notes.

(a)    One Officer of the Issuer (who shall have been duly authorized by all requisite corporate actions) shall sign the Notes for the Issuer by manual or facsimile signature.

(b)    If an Officer whose signature is on a Note was an Officer at the time of such execution but no longer holds that office at the time the Trustee authenticates the Note, the Note shall nevertheless be valid.

(c)    A Note shall not be valid until an authorized signatory of the Trustee manually signs the certificate of authentication on the Note. The signature shall be conclusive evidence that the Note has been duly and validly authenticated under this Indenture.

(d)    The Trustee shall authenticate (i) on the Issue Date, Notes for original issue in the aggregate principal amount not to exceed $360.0 million (the “Initial Notes”) and (ii) additional Notes (the “Additional Notes”) having identical terms and conditions to the Initial Notes, other than with respect to the date of issuance, registration rights, issue price and amount of interest payable on the first Interest Payment Date applicable thereto, in an unlimited amount (so long as not otherwise prohibited by the terms of this Indenture, including, without limitation, Sections 4.10 and 4.12 hereof, in each case upon a written order of the Issuer in the form of a certificate of an Officer of the Issuer (an “Authentication Order”). Each such Authentication Order shall specify the amount of Notes to be authenticated and the date on which the Notes are to be authenticated, whether the Notes are to be Initial Notes or Additional Notes and whether the Notes are to be issued as certificated Notes or Global Notes or such other information as the Trustee may reasonably request.

(e)    Any Additional Notes shall be part of the same issue as the Notes being issued on the Issue Date and will vote and consent on all matters as one class with the Notes being issued on the Issue Date, including, without limitation, waivers, amendments, redemptions, Change of Control Offers, Collateral Sale Offers and Total Loss Event Offers. None of the Initial Notes or any Additional Notes shall have the right to vote or consent as a separate class on any manner (it being understood that the foregoing shall in no way limit the rights of Holders pursuant to Section 9.02(b)). The Additional Notes shall bear any legend required by applicable law.

(f)    The Trustee may appoint an authenticating agent reasonably acceptable to the Issuer to authenticate Notes. Unless otherwise provided in the appointment, an

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authenticating agent may authenticate Notes whenever the Trustee may do so. Each reference in this Indenture to authentication by the Trustee includes authentication by such agent. An authenticating agent has the same rights as an agent to deal with the Issuer and Affiliates of the Issuer. The Trustee shall have the right to decline to authenticate and deliver any Notes under this Indenture if the Trustee, being advised by counsel, determines that such action may not lawfully be taken or if the Trustee in good faith shall determine that such action would expose the Trustee to personal liability.

(g)    The Notes shall be issuable only in registered form without coupons in denominations of $200,000 and integral multiples of $1,000 in excess thereof.

(h)    In case the Issuer, pursuant to and in accordance with Article Five, shall, in one or more related transactions, be consolidated or merged with or into any other Person or shall sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all the assets of such Issuer and its Subsidiaries taken as a whole to any Person, and the surviving Person resulting from such consolidation or surviving such merger or into which such Issuer shall have been merged, or the surviving Person which shall have participated in the sale, assignment, transfer, conveyance or other disposition as aforesaid, shall have assumed all of the obligations of such Issuer under the Notes and this Indenture pursuant to agreements reasonably satisfactory to the Trustee in accordance with Article Five (such Person, the “Surviving Entity”), any of the Global Notes authenticated or delivered prior to such consolidation, merger, sale, assignment, transfer, conveyance or other disposition may, from time to time, at the request of the surviving Person, be exchanged for other Global Notes executed in the name of the surviving Person with only such changes in phraseology as may be appropriate to reflect the identity of the surviving Person, but otherwise in substance of like tenor, terms and conditions in all respects as the Global Notes surrendered for such exchange and of like principal amount; and the Trustee, upon the request of the surviving Person, shall authenticate and deliver Global Notes as specified in such request for the purpose of such exchange. If Global Notes shall at any time be authenticated and delivered in any new name of a Surviving Entity pursuant to this Section 2.02 in exchange or substitution for or upon registration of transfer of any Notes, such Surviving Entity, at the option of the Holders but without expense to them, shall provide for the exchange of all Notes at the time outstanding for Notes authenticated and delivered in such new name.

SECTION 2.03.    Registrar and Paying Agent.

(a)    The Issuer shall maintain one or more paying agents (each, a “Paying Agent”) for the Notes in the City of London or New York, where the Notes may, subject to Section 2 of the Notes, be presented or surrendered for payment. The initial Paying Agent will be Citibank, N.A., London Branch. Citibank, N.A., London Branch hereby accepts such appointment. The Paying Agent shall (subject to Section 2.16) act solely as agent of the Issuer and shall have no duty or obligation to any Holders in the performance of their duties hereunder.

(b)    The Issuer will also maintain a registrar (the “Registrar”) and a transfer agent (the “Transfer Agent”). The initial Registrar and Transfer Agent will be Citibank, N.A., London Branch, and Citibank, N.A., London Branch hereby accepts such appointments. The Registrar will maintain a register reflecting ownership of definitive registered notes outstanding from time to time and will facilitate transfer of definitive registered notes on the behalf of the Issuer. The Transfer Agent shall perform the functions of a transfer agent.

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(c)    The Issuer or any Subsidiary of the Issuer may act as Paying Agent or Registrar, except that for the purposes of Article Eight, neither the Issuer nor any Affiliate of the Issuer shall act as Paying Agent. The Issuer, upon notice to the Trustee, may have one or more co-registrars and one or more additional paying agents reasonably acceptable to the Trustee. The term “Registrar” includes any co-registrar and the term “Paying Agent” includes any additional paying agent. To the extent necessary, the Issuer shall enter into an appropriate agency agreement with any agent not a party to this Indenture, which agreement shall implement the provisions of this Indenture that relate to such agent. The Issuer shall notify the Trustee, in advance, of the name and address of any such agent. If the Issuer fails to maintain a Registrar or Paying Agent, the Trustee shall act as such.

(d)    The Issuer may change the Paying Agent, the Registrar or the Transfer Agent without prior notice to the Holders of the Notes. For so long as the Notes are listed on the Official List of the Exchange and to the extent the rules and regulations of the Exchange so require, the Issuer will notify the Exchange of any change of Paying Agent, Registrar or Transfer Agent.

(e)    For so long as the Notes are held in book-entry form through DTC, the Issuer will make all payments of principal, interest and premium, if any, in same day funds to the Paying Agent for further credit to DTC, which will, in turn, distribute such payments in accordance with its procedures.

(f)    Without prejudice to the obligations of the Issuer and the Guarantors pursuant to Section 4.20, each Paying Agent shall be entitled to make payments net of any Taxes or other sums required by any applicable law to be withheld or deducted and if such a withholding or deduction is required, the Paying Agents will not pay an additional amount in respect of that withholding or deduction.

(g)    Each Agent is entitled to refrain without liability from acting (i) upon any instructions if such instructions are conflicting, unclear or equivocal or (ii) in order to comply with any applicable law or regulation.

SECTION 2.04.    Paying Agent To Hold Money.

Each Paying Agent other than the Trustee or the Issuer or any Subsidiary of the Issuer shall hold for the benefit of Holders or the Trustee all money held by the Paying Agent for the payment of principal of, premium, if any, or interest on, the Notes (whether such money has been distributed to it by the Issuer or any other obligor on the Notes), and shall notify the Trustee of any Default by the Issuer (or any other obligor on the Notes) in making any such payment. The Issuer at any time may require a Paying Agent to distribute all money held by it to the Trustee and account for any money disbursed and the Trustee may at any time during the continuance of any Payment Default, upon written request to a Paying Agent, require such Paying Agent to distribute all money held by it to the Trustee and to account for any money

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distributed. Upon distribution to the Trustee of all money that shall have been delivered by the Issuer to the Paying Agent, the Paying Agent (if other than the Issuer or a Subsidiary of the Issuer) shall have no further liability for such money. If the Issuer or a Subsidiary of the Issuer acts as Paying Agent, it shall segregate and hold in a separate trust fund for the benefit of the Holders all money held by it as Paying Agent. Upon any bankruptcy or reorganization proceedings relating to the Issuer, the Trustee shall serve as Paying Agent for the Notes.

SECTION 2.05.    Holder Lists.

The Trustee shall preserve in as current a form as is reasonably practicable the most recent list available to it of the names and addresses of Holders. If the Trustee is not the Registrar, the Issuer shall furnish to the Trustee at least seven (7) Business Days prior to each Interest Payment Date and at such other times as the Trustee may request in writing a list, in such form and as of such date as the Trustee may reasonably require, of the names and addresses of Holders, which list may be conclusively relied upon by the Trustee.

SECTION 2.06.    Transfer and Exchange.

(a)    Subject to Sections 2.15 and 2.16, when Notes are presented to the Registrar with a request to register the transfer of such Notes or to exchange such Notes for an equal principal amount of Notes of other authorized denominations, the Registrar shall register the transfer or make the exchange as requested if its requirements for such transaction are met; provided, however, that the Notes surrendered for transfer or exchange shall be duly endorsed or accompanied by a written instrument of transfer in form satisfactory to the Issuer and the Registrar, duly executed by the Holder thereof or his or her attorney duly authorized in writing. To permit registrations of transfers and exchanges, the Issuer shall execute and the Trustee shall authenticate Notes at the Registrar’s request. No service charge shall be made for any registration of transfer or exchange, but the Issuer may require payment of a sum sufficient to cover any transfer tax or similar governmental charge payable in connection therewith.

(b)    The Issuer shall not be required and, without the prior written consent of the Issuer, the Registrar shall not be required to register the transfer of or exchange of any Note (i) during a period beginning at the opening of business 15 days before the mailing of a notice of redemption of Notes and ending at the close of business on the day of such mailing, (ii) selected for redemption in whole or in part pursuant to Article Three, except the unredeemed portion of any Note being redeemed in part, (iii) that has been tendered (and not validly withdrawn) in a Change of Control Offer, and (iv) beginning at the opening of business on any Record Date and ending on the close of business on the related Interest Payment Date.

(c)    Any Holder of a beneficial interest in a Global Note shall, by acceptance of such beneficial interest, agree that transfers of beneficial interests in such Global Notes may be effected only through a book-entry system maintained by the Holder of such Global Note (or its agent) in accordance with the applicable legends thereon, and that ownership of a beneficial interest in the Note shall be required to be reflected in a book-entry system.

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SECTION 2.07.    Replacement Notes.

(a)    If a mutilated Note is surrendered to the Trustee or if the Holder of a Note claims that the Note has been lost, destroyed or wrongfully taken, the Issuer shall issue and the Trustee shall authenticate a replacement Note if the Trustee’s requirements are met. Such Holder must provide evidence satisfactory to the Trustee of such loss, destruction or wrongful taking, and an indemnity bond, surety or other indemnity, sufficient in the judgment of both the Issuer and the Trustee, to protect the Issuer, the Trustee or any agent from any loss which any of them may suffer if a Note is replaced. The Issuer and the Trustee may charge such Holder for their respective reasonable out-of-pocket expenses in replacing a Note pursuant to this Section 2.07, including reasonable fees and expenses of counsel.

(b)    Every replacement Note is an additional obligation of the Issuer.

SECTION 2.08.    Outstanding Notes.

(a)    Notes outstanding at any time are all the Notes that have been authenticated by the Trustee except those cancelled by it, those delivered to it for cancellation and those described in this Section 2.08 as not outstanding. A Note does not cease to be outstanding because the Issuer, a Guarantor or any of their respective Affiliates holds the Note (subject to the provisions of Section 2.09).

(b)    If a Note is replaced pursuant to Section 2.07 (other than a mutilated Note surrendered for replacement), it ceases to be outstanding unless the Issuer and a Responsible Officer of the Trustee receive written proof satisfactory to them that the replaced Note is held by a bona fide purchaser. A mutilated Note ceases to be outstanding upon surrender of such Note and replacement thereof pursuant to Section 2.07.

(c)    If the principal amount of any Note is considered paid under Section 4.01, it ceases to be outstanding and interest ceases to accrue thereon. If on a Redemption Date or the Maturity Date the Trustee or Paying Agent (other than the Issuer or an Affiliate thereof) holds U.S. Legal Tender or non-callable U.S. Government Securities sufficient to pay all of the principal and interest due on the Notes payable on that date, then on and after that date such Notes cease to be outstanding and interest ceases to accrue thereon.

SECTION 2.09.    Treasury Notes.

In determining whether the Holders of the required principal amount of Notes have concurred in any direction, waiver or consent, Notes owned by the Issuer or any of its Affiliates shall be disregarded, except that, for the purposes of determining whether the Trustee shall be protected in conclusively relying on any such direction, waiver or consent, only Notes that a Responsible Officer of the Trustee actually knows are so owned shall be disregarded. Upon request of the Trustee, the Issuer shall promptly furnish to the Trustee an Officer’s Certificate listing and identifying all Notes, if any, known by the Issuer to be owned or held by or for the account of the Issuer or any of its Affiliates, and the Trustee shall be entitled to accept such Officer’s Certificate as conclusive evidence of the facts therein set forth and of the fact that all Notes not listed therein are entitled to participate in any direction, waiver or consent for the purposes of any such determination.

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SECTION 2.10.    Temporary Notes.

Until definitive Notes are ready for delivery, the Issuer may prepare and the Trustee shall, upon receipt of an authentication order, authenticate and deliver temporary Notes. Temporary Notes shall be substantially in the form of definitive Notes but may have variations that the Issuer considers appropriate for temporary Notes. Without unreasonable delay, the Issuer shall prepare and the Trustee shall authenticate and deliver definitive Notes in exchange for temporary Notes in equal principal amounts. Until such exchange, temporary Notes shall be entitled to the same rights, benefits and privileges as definitive Notes. Notwithstanding the foregoing, so long as the Notes are represented by a Global Note, such Global Note may be in typewritten form.

SECTION 2.11.    Cancellation.

The Issuer at any time may deliver Notes to the Trustee for cancellation. The Registrar and the Paying Agent shall forward to the Trustee any Notes surrendered to them for transfer, exchange or payment. The Trustee, or at the direction of the Trustee, the Registrar or the Paying Agent (other than the Issuer or a Subsidiary), and no one else, shall cancel and, at the written direction of the Issuer, shall dispose of all Notes surrendered for transfer, exchange, payment or cancellation in accordance with its customary procedures. Subject to Section 2.07 hereof, the Issuer may not issue new Notes to replace Notes that it has paid or delivered to the Trustee for cancellation (which shall not prohibit the Issuer from issuing any Additional Notes in accordance with the terms of this Indenture). If the Issuer or any Guarantor shall acquire any of the Notes, such acquisition shall not operate as a redemption or satisfaction of the Indebtedness represented by such Notes unless and until the same are surrendered to the Trustee for cancellation pursuant to this Section 2.11.

SECTION 2.12.    Defaulted Interest.

If the Issuer defaults in a payment of interest, if any, on the Notes, it shall pay the defaulted interest, plus (to the extent lawful) any interest payable on the defaulted interest, in any lawful manner, in each case at the rate provided in the Notes and in Section 4.01 hereof. The Issuer may pay the defaulted interest to the persons who are Holders on a subsequent special record date, which date shall be the 15th day next preceding the date fixed by the Issuer for the payment of defaulted interest or the next succeeding Business Day if such date is not a Business Day. At least 15 days before any such subsequent special record date, the Issuer or, at the Issuer’s request, the Trustee, shall deliver electronically or mail to each Holder, with a copy to the Trustee, a notice that states the subsequent special record date, the payment date and the amount of defaulted interest, and interest payable on such defaulted interest, if any, to be paid.

SECTION 2.13.    CUSIP and ISIN Numbers.

The Issuer in issuing the Notes may use “CUSIP” or “ISIN” numbers, and if so, the Trustee shall use the “CUSIP” or “ISIN” numbers in notices of redemption or exchange as a

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convenience to Holders; provided, however, that any such notice may state that no representation is made as to the correctness or accuracy of the “CUSIP” or “ISIN” numbers printed in the notice or on the Notes, and that reliance may be placed only on the other identification numbers printed on the Notes, and any such redemption shall not be affected by any defect in or omission of such numbers; provided, further, that if any Additional Notes are not fungible with the Notes for U.S. federal income tax purposes, the Additional Notes will have a separate “CUSIP” number. The Issuer shall promptly notify the Trustee in writing of any change in the “CUSIP” or “ISIN” numbers.

SECTION 2.14.    Deposit of Moneys.

Subject to Section 2 of the Notes, prior to 10:00 a.m. New York City time on each Interest Payment Date, Maturity Date, Redemption Date, Change of Control Payment Date, Annual Mandatory Offer Payment Date, Collateral Sale Payment Date and Total Loss Event Payment Date, the Issuer shall have deposited with the Paying Agent in immediately available funds money sufficient to make cash payments, if any, due on such Interest Payment Date, Maturity Date, Redemption Date, Change of Control Payment Date, Annual Mandatory Offer Payment Date, Collateral Sale Payment Date and Total Loss Event Payment Date, as the case may be, in a timely manner which permits the Paying Agent to remit payment to the Holders on such Interest Payment Date, Maturity Date, Redemption Date, Change of Control Payment Date, Annual Mandatory Offer Payment Date, Collateral Sale Payment Date and Total Loss Event Payment Date, as the case may be. No Paying Agent shall have any obligation to make payment of any funds to the Holders under this Indenture until such time as it has received such funds and has been able to identify or confirm receipt of such funds. The Issuer shall confirm payment to the Paying Agent prior to any such payment by SWIFT or facsimile by no later than 9:00 a.m. New York City time on the date of such payment.

SECTION 2.15.    Book-Entry Provisions for Global Notes.

(a)    The Global Notes initially shall (i) be registered in the name of the Depository or the nominee of the Depository, (ii) be delivered to the DTC Custodian and (iii) bear legends as set forth in Exhibit B, as applicable. Members of, or participants in, the Depository (“Participants”) shall have no rights under this Indenture with respect to any Global Note held on their behalf by the Depository or the DTC Custodian, or under the Global Note, and the Depository or its nominee as registered owner of the Global Notes, may be treated by the Issuer, the Trustee and any agent of the Issuer or the Trustee as the absolute owner of the Global Note for all purposes whatsoever. Notwithstanding the foregoing, nothing herein shall prevent the Issuer, the Trustee or any agent of the Issuer or the Trustee from giving effect to any written certification, proxy or other authorization furnished by the Depository or impair, as between the Depository and Participants, the operation of customary practices governing the exercise of the rights of a Holder of any Note.

(b)    Transfers of Global Notes shall be limited to transfers in whole, but not in part, to the Depository, its successors and their respective nominees. Interests of beneficial owners in the Global Notes may be transferred or exchanged for Physical Notes in accordance with the rules and procedures of the Depository and the provisions of Section 2.16. In addition,

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Physical Notes shall be transferred to all beneficial owners in exchange for their beneficial interests in Global Notes if (i) (a) the Depository notifies the Issuer that it is unwilling or unable to act as Depository for any Global Note or (b) has ceased to be a clearing agency registered under the Exchange Act, and the Issuer so notifies the Trustee in writing and a successor Depository is not appointed by the Issuer within 90 days of such notice or (ii) an Event of Default has occurred and is continuing and the Registrar has received a request from Holders of a majority of the aggregate principal amount of outstanding Notes to issue Physical Notes. Upon any issuance of a Physical Note in accordance with this Section 2.15(b), the Trustee shall register such Physical Note in the name of, and shall cause the same to be delivered to, such person or persons (or the nominee of any thereof). All such Physical Notes shall bear the applicable legends, if any.

(c)    In connection with any transfer or exchange of a portion of the beneficial interest in a Global Note to beneficial owners pursuant to Section 2.15(b) above, the Registrar shall (if one or more Physical Notes are to be issued) reflect on its books and records the date and a decrease in the principal amount of such Global Note in an amount equal to the principal amount of the beneficial interest in the Global Note to be transferred, and the Issuer shall execute, and the Trustee shall authenticate and deliver, one or more Physical Notes of authorized denominations in an aggregate principal amount equal to the principal amount of the beneficial interest in the Global Note so transferred.

(d)    In connection with the transfer of a Global Note as an entirety to beneficial owners pursuant to Section 2.15(b) above, such Global Note shall be deemed to be surrendered to the Trustee for cancellation, and (i) the Issuer shall execute and (ii) the Trustee shall upon written instructions from the Issuer authenticate and deliver, to each beneficial owner identified by the Depository in exchange for its beneficial interest in such Global Note, an equal aggregate principal amount of Physical Notes of authorized denominations.

(e)    Any Physical Note constituting a Restricted Security delivered in exchange for an interest in a Global Note pursuant to clauses (b) or (c) of this Section 2.15 shall, except as otherwise provided by Section 2.16, bear the Private Placement Legend.

(f)    The Holder of any Global Note may grant proxies and otherwise authorize any Person, including Participants and Persons that may hold interests through Participants, to take any action which a Holder is entitled to take under this Indenture or the Notes.

(g)    None of the Trustee, the Registrar, the Paying Agents or Transfer Agents shall have any responsibility or obligation to any beneficial owner of an interest in a Global Note, any agent member or other member of, or a participant in, DTC (or any other applicable Depository) or other Person with respect to the accuracy of the records of DTC (or any other applicable Depository) or any nominee or participant or member thereof, with respect to an ownership interest in the Notes or with respect to the delivery to any agent member or other participant, member, beneficial owner or other Person (other than DTC (or any other applicable Depository)) of any notice or the payment of any amount or delivery of any Notes (or other security or property) under or with respect to such Notes. All notices and communications to be given to the Holders and all payments to be made to Holders in respect of the Notes shall be

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given or made only to or upon the order of the registered Holders (which shall be DTC (or such other applicable Depository) or its nominee in the case of a Global Note). The rights of beneficial owners in any Global Note shall be exercised only through DTC (or such other applicable Depository), subject to its applicable rules and procedures. The Trustee, Registrar, Paying Agents and Transfer Agents may rely and shall be fully protected in relying upon information furnished by DTC (or such other applicable Depository) with respect to its agent members and other members, participants and any beneficial owners.

SECTION 2.16.    Special Transfer and Exchange Provisions.

(a)    Transfers to QIBs. The following provisions shall apply with respect to the registration of any proposed transfer of a Restricted Security to a QIB:

(A)    the Registrar shall register the transfer of any Restricted Security, whether or not such Note bears the Private Placement Legend, if (x) the requested transfer is after the first anniversary of the Issue Date; provided, however, that neither the Issuer nor any Affiliate of the Issuer has held any beneficial interest in such Note, or portion thereof, at any time on or prior to the first anniversary of the Issue Date or (y) such transfer is being made by a proposed transferor who has checked the box provided for on the applicable Global Note stating, or has otherwise advised the Issuer and the Registrar in writing, that the sale has been made in compliance with the provisions of Rule 144A to a transferee who has signed the certification provided for on the applicable Global Note stating, or has otherwise advised the Issuer and the Registrar in writing, that it is purchasing the Note for its own account or an account with respect to which it exercises sole investment discretion and that it and any such account is a QIB within the meaning of Rule 144A, and is aware that the sale to it is being made in reliance on Rule 144A and acknowledges that it has received such information regarding the Issuer as it has requested pursuant to Rule 144A or has determined not to request such information and that it is aware that the transferor is relying upon its foregoing representations in order to claim the exemption from registration provided by Rule 144A;

(B)    if the proposed transferee is a Participant and the Notes to be transferred consist of Physical Notes which after transfer are to be evidenced by an interest in the 144A Global Note, upon receipt by the Registrar of the Physical Note and written instructions given in accordance with the Depository’s and the Registrar’s procedures, the Registrar shall register the transfer and reflect on its book and records the date and an increase in the principal amount of the 144A Global Note in an amount equal to the principal amount of Physical Notes to be transferred, and the Registrar shall cancel the Physical Notes so transferred; and

(C)    if the proposed transferor is a Participant seeking to transfer an interest in the Regulation S Global Note, upon receipt by the

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Registrar of written instructions given in accordance with the Depository’s and the Registrar’s procedures, the Registrar shall register the transfer and reflect on its books and records the date and (A) a decrease in the principal amount of the Regulation S Global Note in an amount equal to the principal amount of the Notes to be transferred and (B) an increase in the principal amount of the 144A Global Note in an amount equal to the principal amount of the Notes to be transferred.

(b)    [Reserved].

(c)    Transfers to Non-U.S. Persons. The following provisions shall apply with respect to any transfer of a Restricted Security to a Non-U.S. Person under Regulation S:

(A)    the Registrar shall register any proposed transfer of a Restricted Security to a Non-U.S. Person upon receipt of a certificate substantially in the form of Exhibit C from the proposed transferor and such certifications, legal opinions and other information as the Trustee or the Issuer may reasonably request; and

(B)    (a) if the proposed transferor is a Participant holding a beneficial interest in the Rule 144A Global Note or the Note to be transferred consists of Physical Notes, upon receipt by the Registrar of (x) the documents required by clause (i) and (y) instructions in accordance with the Depository’s and the Registrar’s procedures, the Registrar shall reflect on its books and records the date and a decrease in the principal amount of the Rule 144A Global Note, in an amount equal to the principal amount of the 144A Global Note to be transferred or cancel the Physical Notes to be transferred, as the case may be, and (b) if the proposed transferee is a Participant, upon receipt by the Registrar of instructions given in accordance with the Depository’s and the Registrar’s procedures, the Registrar shall reflect on its books and records the date and an increase in the principal amount of the Regulation S Global Note in an amount equal to the principal amount of the Rule 144A Global Note or the Physical Notes, as the case may be, to be transferred.

(d)    Note Delegending. Subject to the requirements of Section 2.16(f), at such time as the Issuer has arranged for the removal of the Private Placement Legend from the Notes in accordance with the Depository’s applicable procedures, the Issuer shall issue and, upon receipt of an Authentication Order in accordance with Section 2.02, the Trustee shall authenticate, one or more Global Notes and/or Physical Notes not bearing the Private Placement Legend in an aggregate principal amount equal to the principal amount of the beneficial interests in the Initial Global Notes or Physical Notes, as the case may be, delegended pursuant to the Depository’s applicable procedures.

(e)    Restrictions on Transfer and Exchange of Global Notes. Notwithstanding any other provisions of this Indenture, a Global Note may not be transferred as a whole except by

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the Depository to a nominee of the Depository or by a nominee of the Depository to the Depository or another nominee of the Depository or by the Depository or any such nominee to a successor Depository or a nominee of such successor Depository.

(f)    Private Placement Legend. Upon the transfer, exchange or replacement of Notes not bearing the Private Placement Legend unless otherwise required by applicable law, the Registrar shall deliver Notes that do not bear the Private Placement Legend. Upon the transfer, exchange or replacement of Notes bearing the Private Placement Legend, the Registrar shall deliver only Notes that bear the Private Placement Legend unless (i) there is delivered to the Trustee an Opinion of Counsel reasonably satisfactory to the Issuer and the Trustee to the effect that neither such legend nor the related restrictions on transfer are required in order to maintain compliance with the provisions of the Securities Act or (ii) such Note has been offered and sold pursuant to an effective registration statement under the Securities Act.

(g)    General. By its acceptance of any Note bearing the Private Placement Legend, each Holder of such a Note acknowledges the restrictions on transfer of such Note set forth in this Indenture and in the Private Placement Legend and agrees that it shall transfer such Note only as provided in this Indenture. The Registrar shall retain copies of all letters, notices and other written communications received pursuant to Section 2.15 or Section 2.16. The Issuer shall have the right to inspect and make copies of all such letters, notices or other written communications at any reasonable time upon the giving of reasonable written notice to the Registrar. The Issuer and the Registrar are not required to transfer or exchange any Note selected for redemption, except the unredeemed portion of any Note being redeemed in part. The Trustee shall have no obligation or duty to monitor, determine or inquire as to compliance with any restrictions on transfer imposed under this Indenture or under applicable law with respect to any transfer of any interest in any Note (including any transfers between or among the Depository, Participants or beneficial owners of interests in any Global Note) other than to require delivery of such certificates and other documentation or evidence as are expressly required by, and to do so if and when expressly required by the terms of, this Indenture, and to examine the same to determine substantial compliance as to form with the express requirements hereof. The Trustee shall have no responsibility for the actions or omissions of the Depository, or the accuracy of the books and records of the Depository.

(h)    Cancellation and/or Adjustment of Global Note. At such time as all beneficial interests in a particular Global Note have been exchanged for Physical Notes or a particular Global Note has been redeemed, repurchased or canceled in whole and not in part, each such Global Note shall be returned to or retained and canceled by the Trustee in accordance with Section 2.11 hereof. At any time prior to such cancellation, if any beneficial interest in a Global Note is exchanged for or transferred to a Person who shall take delivery thereof in the form of a beneficial interest in another Global Note or for Physical Notes, the principal amount of Notes represented by such Global Note shall be reduced accordingly and an endorsement shall be made on such Global Note by the Trustee or by the Depository at the direction of the Trustee to reflect such reduction; and if the beneficial interest is being exchanged for or transferred to a Person who shall take delivery thereof in the form of a beneficial interest in another Global Note, such other Global Note shall be increased accordingly and an endorsement shall be made on such Global Note by the Trustee or by the Depository at the direction of the Trustee to reflect such increase.

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SECTION 2.17.    Persons Deemed Owners.

Prior to due presentment of a Note for registration of transfer and subject to this Section 2.17, the Issuer, the Trustee, any Paying Agent, any co-registrar and any Registrar may deem and treat the person in whose name any Note shall be registered upon the register of Notes kept by the Registrar as the absolute owner of such Note (whether or not such Note shall be overdue and notwithstanding any notation of the ownership or other writing thereon made by anyone other than the Issuer, any co-registrar or any Registrar) for the purpose of receiving all payments with respect to such Note and for all other purposes, and none of the Issuer, the Trustee, any Paying Agent, any co-registrar or any Registrar shall be affected by any notice to the contrary.

ARTICLE THREE

REDEMPTION

SECTION 3.01.    Notices to Trustee.

If the Issuer elects to redeem Notes pursuant to Section 5, Section 6 or Section 7 of the Notes, it shall notify the Trustee in writing of the Redemption Date, the Redemption Price and the principal amount of Notes to be redeemed. The Issuer shall give notice of redemption to the Trustee at least 5 Business Days prior to the date notice of such Redemption is to be delivered to Holders pursuant to Section 3.03, together with such documentation and records as shall enable the Paying Agent or Registrar (as applicable) to select the Notes to be redeemed.

SECTION 3.02.    Selection of Notes To Be Redeemed.

(a)    If less than all of the Notes are to be redeemed at any time, the Paying Agent or the Registrar (as applicable) shall select Notes for redemption as follows:

(1)    in accordance with applicable rules and procedures of DTC and any relevant securities exchange; or

(2)    if there are no such requirements of DTC or any relevant securities exchange or if the Notes are represented by global or definitive certificates, on a pro rata basis or by lot (as directed by the Issuer).

(b)    No Notes of $200,000 or less shall be redeemed in part. The Trustee shall promptly notify the Issuer in writing of the Notes selected for redemption and, in the case of any Note selected for partial redemption, the principal amount at maturity thereof to be redeemed or purchased.

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SECTION 3.03.    Notice of Redemption.

(a)    At least 10 days but not more than 60 days before a Redemption Date (except that a notice issued in connection with a redemption referred to in Article Eight may be more than 60 days before such Redemption Date), the Issuer shall deliver electronically or mail or cause to be delivered electronically or mailed a notice of redemption by first class mail, postage prepaid, to each Holder whose Notes are to be redeemed at its registered address. Each notice for redemption shall identify the Notes (including the CUSIP or ISIN number) to be redeemed and shall state:

(1)    the Redemption Date;

(2)    the Redemption Price and the amount of accrued interest, if any, to be paid;

(3)    the name and address of the Paying Agent;

(4)    that Notes called for redemption must be surrendered to the Paying Agent to collect the Redemption Price plus accrued interest, if any;

(5)    that, unless the Issuer defaults in making the redemption payment, interest on Notes called for redemption ceases to accrue on and after the Redemption Date, and the only remaining right of the Holders of such Notes is to receive payment of the Redemption Price upon surrender to the Paying Agent of the Notes redeemed;

(6)    if any Note is being redeemed in part, the portion of the principal amount at maturity of such Note to be redeemed and that, after the Redemption Date, and upon surrender and cancellation of such Note, a new Note or Notes in aggregate principal amount equal to the unredeemed portion thereof shall be issued in the name of the Holder thereof; provided that each new Note will be in a principal amount of $200,000 or an integral multiple of $1,000 in excess thereof;

(7)    if fewer than all the Notes are to be redeemed, the identification of the particular Notes (or portion thereof) to be redeemed, as well as the aggregate principal amount of Notes to be redeemed and the aggregate principal amount of Notes to be outstanding after such partial redemption;

(8)    the conditions, if any, to such redemption; and

(9)    the Section of the Notes or this Indenture, as applicable, pursuant to which the Notes are to be redeemed.

(b)    The notice, if mailed in a manner herein provided, shall be conclusively presumed to have been given, whether or not the Holder receives such notice. In any case, failure to give such notice by mail or any defect in the notice to the Holder of any Note designated for redemption in whole or in part shall not affect the validity of the proceedings for the redemption of any other Note. In connection with any redemption of the Notes, any such

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redemption may, at the Issuer’s discretion, be subject to one or more conditions precedent. In addition, if such redemption or notice of redemption is subject to one or more conditions precedent, such notice shall state that, in the Issuer’s discretion, the Redemption Date may be delayed until such time as any or all of such conditions shall be satisfied, or such redemption may not occur and such notice may be rescinded in the event that any or all such conditions shall not have been satisfied by the Redemption Date, or by the Redemption Date so delayed.

(c)    At the Issuer’s request, the Trustee shall give the notice of redemption to each Holder in the Issuer’s name and at its expense; provided, however, that the Issuer shall have delivered to the Trustee, at least 5 Business Days prior to the giving of such notice (unless a shorter time period is agreed to by the Trustee), an Officer’s Certificate requesting that the Trustee give such notice and setting forth the information to be stated in such notice as provided in Section 3.03(a). The notice, if mailed in the manner provided herein, shall be presumed to have been given, whether or not the Holder receives such notice.

SECTION 3.04.    Effect of Notice of Redemption.

Once notice of redemption is mailed in accordance with Section 3.03 and subject to satisfaction or waiver of any conditions to such redemption, Notes called for redemption become due and payable on the Redemption Date and at the Redemption Price plus accrued interest, if any. Upon surrender to the Trustee or Paying Agent, such Notes called for redemption shall be paid at the Redemption Price (which shall include accrued interest, if any, thereon to, but not including, the Redemption Date), but payments of interest on Interest Payment Dates on or prior to the Redemption Date, shall be payable to Holders of record at the close of business on the relevant Record Dates. On and after the Redemption Date, interest, if any, shall cease to accrue on Notes or portions thereof called for redemption unless the Issuer shall have not complied with its obligations pursuant to Section 3.05. Failure to give notice or any defect in the notice to any Holder shall not affect the validity of the notice to any other Holder.

SECTION 3.05.    Deposit of Redemption Price.

On or before 10:00 a.m. New York time on the Redemption Date, the Issuer shall deposit with the Paying Agent U.S. Legal Tender sufficient to pay the Redemption Price plus accrued and unpaid interest, if any, of all Notes (or portions thereof) to be redeemed on that date. The Trustee or the Paying Agent shall promptly return to the Issuer any money deposited with the Trustee or the Paying Agent by the Issuer in excess of the amounts necessary to pay the Redemption Price (including accrued and unpaid interest, if any) for all Notes to be redeemed. In addition, so long as no payment Default or Event of Default has occurred and is continuing, all money, if any, earned on funds held by the Paying Agent shall be remitted to the Issuer to the extent not applied to payments on the Notes.

SECTION 3.06.    Notes Redeemed in Part.

If any Note is to be redeemed in part only, the notice of redemption that relates to such Note shall state the portion of the principal amount thereof to be redeemed. A new Note or

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Notes in principal amount equal to the unredeemed portion of the original Note or Notes shall be issued in the name of the Holder thereof upon surrender and cancellation of the original Note or Notes; provided that each new Note will be in a principal amount of $200,000 or an integral multiple of $1,000 in excess thereof.

SECTION 3.07.    Optional Redemption.

The Notes shall be optionally redeemable as set forth in Section 5, Section 6 and Section 7 of the Notes. Any such redemption shall be made in accordance with the provisions of this Article Three.

SECTION 3.08.    Open Market Purchases.

The Issuer and/or its affiliates may acquire Notes by means other than a redemption, whether pursuant to a tender offer, exchange offer, open market purchase, negotiated transaction or otherwise, upon such terms and at such prices as the Issuer or such affiliates may determine, so long as such acquisition does not otherwise violate the terms of this Indenture.

ARTICLE FOUR

COVENANTS

SECTION 4.01.    Payment of Notes.

(a)    The Issuer shall pay the principal of (and premium, if any) and interest on the Notes in the manner provided in the Notes and this Indenture. An installment of principal of, or interest, if any, on, the Notes shall be considered paid on the date it is due if the Trustee or Paying Agent, other than the Issuer or a Subsidiary of the Issuer, (or if the Issuer or any of its Subsidiaries is the Paying Agent, the segregated account or separate trust fund maintained by the Issuer or such Subsidiary pursuant to Section 2.04) holds on that date as of 10:00 a.m. New York City time U.S. Legal Tender designated for and sufficient to pay the installment. Interest on the Notes shall be computed on the basis of a 360-day year comprised of twelve 30-day months.

(b)    The Issuer shall pay interest on overdue principal (including, without limitation, post-petition interest in a proceeding under any Bankruptcy Law), and overdue interest, if any, to the extent lawful, at the same rate per annum borne by the Notes.

SECTION 4.02.    Maintenance of Office or Agency.

(a)    The Issuer shall maintain the office required under Section 2.03 (which may be an office of the Trustee or an affiliate of the Trustee or Registrar). The Issuer shall give prompt written notice to the Trustee of the location, and any change in the location, of such office or agency. If at any time the Issuer shall fail to maintain any such required office or agency or shall fail to furnish the Trustee with the address thereof, such presentations, surrenders, notices and demands may be made or served at the address of the Trustee set forth in Section 13.02.

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(b)    The Issuer may also from time to time designate one or more other offices or agencies where the Notes may be presented for payment or surrendered for any or all such purposes and may from time to time rescind such designations. The Issuer shall give prompt written notice to the Trustee of any such designation or rescission and of any change in the location of any such other office or agency.

(c)    The Issuer hereby designates the Corporate Trust Office of the Trustee as one such office or agency of the Issuer in accordance with Section 2.03 of this Indenture. Notwithstanding anything contained in this Section 4.02 to the contrary, in no event shall the Trustee serve as an agent or office for the purpose of service of process on behalf of the Issuer.

SECTION 4.03.    Corporate Existence.

Except as otherwise permitted by Section 4.13 and Article Five, the Issuer shall do or cause to be done all things reasonably necessary to preserve and keep in full force and effect its corporate existence and the corporate, partnership or other existence of each Subsidiary in accordance with the respective organizational documents of each such Subsidiary and the material rights (charter and statutory) and material franchises of the Issuer and each Subsidiary; provided, however, that subject to Article Eleven hereof and the terms of the Security Documents, the Issuer shall not be required to preserve any such right, franchise or corporate existence with respect to itself or any Subsidiary, if the loss thereof would not, individually or in the aggregate, have a material adverse effect on the Issuer and the Subsidiaries, taken as a whole. For the avoidance of doubt, the Issuer and its Subsidiaries shall be permitted to change their organizational form; provided, however, that if the Issuer changes its organizational form to a partnership or a limited liability company, it will add a corporate co-issuer of the Notes if so requested by any Holder.

SECTION 4.04.    Payment of Taxes.

The Issuer and the Guarantors shall, and shall cause each of the Subsidiaries to, pay or discharge or cause to be paid or discharged, before the same shall become delinquent, all material taxes, assessments and governmental charges levied or imposed upon them or any of the Subsidiaries or upon the income, profits or property of them or any of the Subsidiaries; provided, however, that subject to the terms of the applicable Security Documents, the Issuer and the Guarantors shall not be required to pay or discharge or cause to be paid or discharged any such tax, assessment, charge or claim whose amount the applicability or validity is being contested in good faith by appropriate actions and for which appropriate provision has been made, or any such tax, assessment, charge or claim that would not reasonably be expected to have a material adverse effect on the Issuer and the Guarantors taken as a whole.

SECTION 4.05.    Further Assurances.

The Issuer and each Guarantor shall execute any and all further documents, financing statements, agreements and instruments, and take all further action that may be required under applicable law, or that the Trustee or the Security Agent may reasonably request, in order to grant, preserve, protect and perfect the validity and priority of the security interests

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and Liens created or intended to be created by this Indenture, the Intercreditor Agreement, any Additional Intercreditor Agreement or the Security Documents on the Collateral. The Issuer shall deliver or cause to be delivered to the Trustee and the Security Agent all such instruments and documents (including Officer’s Certificates, Opinions of Counsel and lien searches) as the Trustee or the Security Agent (without obligation on the part of the Trustee or Security Agent to do so) shall reasonably request to evidence compliance with this Section 4.05.

SECTION 4.06.    Compliance Certificate; Notice of Default.

(a)    The Issuer shall deliver to the Trustee, within 120 days after the close of each fiscal year, commencing with the fiscal year ended December 31, 2017, an Officer’s Certificate signed by its chief executive officer, chief financial officer or chief accounting officer, stating that a review of the activities of the Issuer and the Guarantors, has been made under the supervision of the signing Officer with a view to determining whether the Issuer and the Guarantors have kept, observed, performed and fulfilled their obligations under this Indenture and the Security Documents to which they are a party and further stating, as to each such Officer signing such certificate, that to the best of such Officer’s actual knowledge, the Issuer and the Guarantors during such preceding fiscal year have kept, observed, performed and fulfilled their respective obligations under this Indenture and the Security Documents to which they are a party in all material respects and as of the date of such certificate, there is no Default or Event of Default that has occurred and is (including, without limitation, a Default or Event of Default triggered by the failure of the Issuer and/or a Vessel Guarantor to maintain the Security Interests of each of the Security Documents required to be maintained on such date) or, if such signing Officers do know of such Default or Event of Default, the certificate shall specify such Default or Event of Default and what action, if any, the Issuer is taking or proposes to take with respect thereto. The Officer’s Certificate shall also notify the Trustee should the Issuer elect to change the manner in which it fixes its fiscal year end.

(b)    The Issuer shall deliver to the Trustee within 30 days after the Issuer (or any of its Officers) becomes aware of the occurrence of any Default an Officer’s Certificate specifying the Default or Event of Default and what action, if any, the Issuer is taking or proposes to take with respect thereto.

SECTION 4.07.    Financial Covenant.

(a)    The Issuer shall ensure that, as of each Quarter Date, the Issuer and its Subsidiaries maintain an amount of unrestricted cash and Cash Equivalents equal to at least $20 million on a consolidated basis (“Minimum Liquidity Test”); provided that for the purpose of determining compliance with this Section 4.07, cash and Cash Equivalents as of each Quarter Date shall be deemed to include contracted charter-hire receivables as of such date, so long as the Issuer collects any such unpaid charter-hire receivables within 20 Business Days following such Quarter Date.

(b)    The Issuer undertakes to comply with the above Minimum Liquidity Test as of the end of each fiscal quarter and certify such compliance to the Trustee pursuant to an Officer’s Certificate in form and substance satisfactory to the Trustee on each date that any annual or quarterly reports are furnished to the Trustee and the holders of the Notes in accordance with Section 4.17.

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(c)    If the Issuer fails to comply with the Minimum Liquidity Test on any Quarter Date, such failure may be cured (and, for the avoidance of doubt, no Default or Event of Default shall occur as a result of such failure) if, within 30 Business Days following such Quarter Date, (1) the Issuer receives net cash proceeds in exchange for the issuance of the common shares, preference shares or other equity securities of the Issuer or other cash contribution to the equity of the Issuer (such proceeds, the “Equity Cure Proceeds”), (2) after adjusting the calculation of the Issuer’s cash and Cash Equivalents as of such Quarter Date to give effect to the amount of net cash proceeds received, the Issuer would have complied with the Minimum Liquidity Test as of such Quarter Date and (3) the Issuer provides an Officer’s Certificate in form and substance satisfactory to the Trustee notifying the Trustee of the occurrence of (1) and (2) (such cure, the “Equity Cure”), provided that the amount of Equity Cure Proceeds necessary to effect an Equity Cure (“Equity Cure Amount”) may not be used to make Restricted Payments. To the extent that the amount of Equity Cure Proceeds received by the Issuer exceed the Equity Cure Amount, such excess amount may be used to make Restricted Payments or for any other purpose not otherwise prohibited under this Indenture.

SECTION 4.08.    Waiver of Stay, Extension or Usury Laws.

The Issuer and each Guarantor covenants (to the extent permitted by applicable law) that it shall not at any time insist upon, plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay or extension law or any usury law or other law which may affect the covenants or the performance of this Indenture and the Security Documents, and (to the extent permitted by applicable law) each hereby expressly waives all benefit or advantage of any such law, and covenants that it shall not hinder, delay or impede the execution of any power herein granted to the Trustee, but shall suffer and permit the execution of every such power as though no such law had been enacted.

SECTION 4.09.    Change of Control.

(a)    If a Change of Control occurs, each Holder shall have the right to require the Issuer to repurchase all or any part (equal to $200,000 or an integral multiple of $1,000 in excess thereof) of that Holder’s Notes pursuant to the offer described below (the “Change of Control Offer”) on the terms set forth in this Indenture. In the Change of Control Offer, the Issuer shall offer a payment in cash (the “Change of Control Payment”) equal to 101% of the aggregate principal amount of Notes repurchased plus accrued and unpaid interest, if any, on the Notes repurchased, to the date of purchase, subject to the rights of Holders on the relevant Record Date to receive interest due on the relevant Interest Payment Date. Within 30 days following any Change of Control or, at the Issuer’s option, prior to such Change of Control but after it is publicly announced, the Issuer shall deliver electronically or mail a notice to each Holder (with a copy to the Trustee and the tender agent for such Change of Control Offer) describing the transaction or transactions that constitute the Change of Control and offering to repurchase Notes on the Change of Control Payment Date specified in the notice (the “Change of Control Payment Date”), which date shall be no earlier than 30 days and no later than 60 days

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from the date such notice is delivered electronically or mailed, other than as may be required by law, pursuant to the procedures required by this Indenture and described in such notice. If the notice is sent prior to the occurrence of the Change of Control, it may be conditioned upon the consummation of the Change of Control. Such notice, whether sent before or after the consummation of the Change of Control, shall state:

(1)    that the Change of Control Offer is being made pursuant to this Section 4.09 and to the extent lawful that all Notes tendered and not withdrawn shall be accepted for payment;

(2)    the purchase price (including the amount of accrued interest) and the Change of Control Payment Date;

(3)    that any Note not tendered shall continue to accrue interest in accordance with the terms thereof;

(4)    that, unless the Issuer defaults in making payment therefor, any Note accepted for payment pursuant to the Change of Control Offer shall cease to accrue interest on and after the Change of Control Payment Date;

(5)    that Holders electing to have a Note purchased pursuant to a Change of Control Offer shall be required to surrender the Note, with the form entitled “Option of Holder to Elect Purchase” on the reverse of the Note completed, or transfer by book-entry transfer, to the tender agent for such Change of Control Offer at the address specified in the notice prior to the close of business on the third Business Day prior to the Change of Control Payment Date;

(6)    that Holders shall be entitled to withdraw their election if the tender agent for such Change of Control Offer receives, not later than two Business Days prior to the Change of Control Payment Date, a facsimile transmission or letter setting forth the name of the Holder, the principal amount of the Notes the Holder delivered for purchase, certificate numbers, if applicable, and a statement that such Holder is withdrawing its election to have such Note purchased; and

(7)    that Holders whose Notes are purchased only in part shall be issued new Notes in a principal amount equal to the unpurchased portion of the Notes surrendered (equal to $200,000 or an integral multiple of $1,000 in excess thereof).

(b)    On the Change of Control Payment Date, the Issuer shall, to the extent lawful:

(1)    accept for payment all Notes or portions of Notes properly tendered pursuant to the Change of Control Offer;

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(2)    deposit with the tender agent for such Change of Control Offer an amount equal to the Change of Control Payment in respect of all Notes or portions of Notes properly tendered; and

(3)    deliver or cause to be delivered to the Trustee the Notes properly accepted together with an Officer’s Certificate stating the aggregate principal amount of Notes or portions of Notes being purchased by the Issuer.

(c)    The tender agent for such Change of Control Offer shall promptly mail or pay by wire transfer to each Holder of Notes properly tendered the Change of Control Payment for such Notes, and the Trustee shall promptly authenticate pursuant to an Authentication Order and mail (or cause to be transferred by book entry) to each Holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any; provided that each new Note shall be in a principal amount of $200,000 or an integral multiple of $1,000 in excess thereof. So long as no payment Default or Event of Default has occurred and is continuing and to the extent not applied to make payments on the Notes, the tender agent for such Change of Control Offer shall return to the Issuer any cash that remains unclaimed, together with interest, if any, thereon, held by them for the payment of the Redemption Price. However, if the Change of Control Payment Date is on or after an interest record date and on or before the related Interest Payment Date, any accrued and unpaid interest shall be paid to the Person in whose name a Note is registered at the close of business on such Record Date, and no additional interest shall be payable to Holders who tender Notes pursuant to the Change of Control Offer.

(d)    The Issuer shall inform the Holders, the tender agent for such Change of Control Offer, the Security Agent and the Trustee of the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date. The Issuer shall be required to make a Change of Control Offer following a Change of Control whether or not the provisions of Section 5.01 hereof also apply in connection with the applicable Change of Control.

(e)    The Issuer shall not be required to make a Change of Control Offer upon a Change of Control if (1) a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in this Indenture applicable to a Change of Control Offer made by the Issuer and purchases all Notes properly tendered and not withdrawn under the Change of Control Offer, or (2) notice of redemption has been given in respect of all of the Notes then outstanding pursuant to Section 3.03 hereof, unless and until there is a default in payment of the applicable Redemption Price.

(f)    The Issuer shall comply with the requirements of any securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the Notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the provisions of this Section 4.09, the Issuer shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under this Section 4.09 by virtue of such compliance.

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(g)    If and for so long as the Notes are listed on the Official List of the Exchange and to the extent the rules and regulations of the Exchange so require, the Issuer will notify the Exchange of any Change of Control Offer and the results thereof.

SECTION 4.10.    Incurrence of Indebtedness.

(a)    The Issuer shall not, and shall not permit any of its Subsidiaries to, directly or indirectly incur, create or permit to subsist (collectively, “incur”) any Indebtedness.

(b)    Section 4.10(a) shall not prohibit the incurrence of any of the following items of Indebtedness (collectively, “Permitted Debt”):

(1)    any Indebtedness outstanding on the Issue Date arising under (i) the Notes Documents or (ii) the New Term Loan Facility;

(2)    the Existing Indebtedness, provided that it is refinanced (and any security and guarantee is released) substantially concurrently with the issuance of the Notes;

(3)    any Indebtedness between or among the Issuer and any of its Subsidiaries (including, without limitation, any intra-group loans to the Vessel Guarantors from the Issuer), provided that any Indebtedness having the Issuer or a Guarantor as debtor and a Subsidiary that is not a Guarantor or the Issuer as creditor shall, pursuant to and to the extent provided by the Intercreditor Agreement or any Additional Intercreditor Agreement, be subordinated to the Notes and the Guarantees (as applicable) and may only be serviced so long as no Event of Default has occurred and is continuing;

(4)    obligations under any derivative transactions related to the Issuer and its Subsidiaries’ hedging made on a non-speculative basis;

(5)    the incurrence of Indebtedness, or any recourse liability owing to any financial institution, by the Issuer or any of its Subsidiaries in respect of completion, bid, appeal, surety or performance bonds, advance payment guarantees and other guarantees or letters of credit issued in the ordinary course of business of the Issuer or relevant Subsidiary, provided that any incurrence of Indebtedness by a Vessel Guarantor pursuant to this clause (5) shall only be in respect of the relevant Vessel of such Vessel Guarantor;

(6)    any Attributable Indebtedness and/or secured Indebtedness incurred by a Subsidiary (other than a Guarantor) in connection with such Subsidiary’s acquisition of, or investment in, a Vessel (or entity owning such Vessel or participation in a joint venture owning a Vessel) from an entity not being the Issuer or a Subsidiary (such Indebtedness, a “New Vessel Financing”), and which may be guaranteed by the Issuer, provided that:

(A)    the ratio of the principal amount of the New Vessel Financing relative to the Fair Market Value of such acquisition or investment at the time of obtaining such New Vessel Financing does not exceed 70%; and

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(B)    such Indebtedness may only be secured by a mortgage over the acquired Vessel, a pledge or charge of the shares of the Subsidiary owning such Vessel and other security over assets, rights, bank accounts and contracts of the Subsidiary owning such Vessel comparable in nature to the Collateral (but, for the avoidance of doubt, no such Indebtedness may be secured on any Collateral).

(7)    any Indebtedness under any pension and Tax liabilities incurred in the ordinary course of business or the incurrence by the Issuer or any of its Subsidiaries of Indebtedness in respect of in respect of workers’ compensation claims, unemployment insurance, health, disability and other employee benefits or property, casualty or liability insurance, self-insurance obligations or bankers’ acceptances;

(8)    senior unsecured Indebtedness of the Issuer or any of its Subsidiaries (other than a Guarantor) maturing after the final maturity of the Notes and not otherwise permitted by this Section 4.10 which in the aggregate shall not exceed $100.0 million for the Issuer and its Subsidiaries as a whole at any time;

(9)    senior unsecured Indebtedness of the Issuer or any of its Subsidiaries (other than a Guarantor) not otherwise permitted by this Section 4.10 which in aggregate shall not exceed $5.0 million for the Issuer and its Subsidiaries as a whole at any time;

(10)    Permitted Refinancing Indebtedness in respect of Indebtedness (other than intercompany Indebtedness) of the Issuer or any of its Subsidiaries that was permitted by this Indenture to be incurred under clauses (1) or (6) of this Section 4.10(b);

(11)    (A) the guarantee (whether or not secured) by the Issuer or any Subsidiary (other than a Guarantor) of Indebtedness of the Issuer or any Subsidiary that was permitted to be incurred by another provision of this Section 4.10; provided that if the Indebtedness being guaranteed is contractually subordinated to the notes or a Guarantee, then the guarantee shall be contractually subordinated to the same extent as the Indebtedness guaranteed and (B) guarantees by the Issuer or any Guarantor in respect of Permitted Refinancing Indebtedness incurred under clause (10) of this Section 4.10(b) in respect of any Notes or the New Term Loan Facility;

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(12)    the incurrence by the Issuer or any of its Subsidiaries of Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently drawn against insufficient funds, so long as such Indebtedness is covered within 30 Business Days;

(13)    the incurrence by the Issuer or any of its Subsidiaries of Indebtedness consisting of guarantees, earn-outs, indemnities, contribution, obligations in respect of purchase price adjustments or, in each case, similar obligations, in connection with the disposition or acquisition of assets, including, without limitation, shares of Capital Stock;

(14)    the incurrence by the Issuer or any of its Subsidiaries of Indebtedness constituting reimbursement obligations with respect to letters of credit so long each such obligation is satisfied within 30 days of the incurrence thereof;

(15)    the incurrence by the Issuer or any of its Subsidiaries of Indebtedness in the form of customer deposits and advance payments received in the ordinary course of a Permitted Business from customers for services purchased in the ordinary course of a Permitted Business;

(16)    Indebtedness of the Issuer or any of its Subsidiaries arising from customary cash management services or in connection with any automated clearinghouse transfer of funds in the ordinary course of a Permitted Business; and

(17)    Indebtedness of a Person acquired by the Issuer or a Subsidiary or merged, consolidated, amalgamated or liquidated with or into a Subsidiary or the Issuer, provided that such Indebtedness was incurred or issued, as applicable, prior to such transaction and not in connection with or in contemplation of such transaction; provided further that either (a) at the time of entry into definitive documentation with respect to such transaction, the ratio of the principal amount of the Total Debt of such Person to the Fair Market Value of such Person does not exceed 80% or (b) the ratio of the principal amount of the Total Debt relative to the Adjusted EBITDA of the Issuer or the Person formed by or surviving such transaction on a pro forma basis will be no greater than the ratio of the Issuer was prior to such transaction..

(c)    For purposes of determining compliance with this Section 4.10, in the event that an item of proposed Indebtedness meets the criteria of more than one of the categories of Permitted Debt described above, the Issuer, in its sole discretion, may divide and/or classify such item of Indebtedness (or any portion thereof) on the date of its incurrence, or later re-divide and/or reclassify, all or a portion of such item of Indebtedness, in any manner that complies with this Section 4.10.

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(d)    The accrual of interest, the accrual of dividends, the accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, and the payment of dividends on Disqualified Stock or preferred stock in the form of additional shares of the same class of Disqualified Stock or preferred stock, as the case may be, will not be deemed to be an incurrence of Indebtedness or an issuance of Disqualified Stock or preferred stock for purposes of this Section 4.10.

(e)    The amount of any Indebtedness outstanding as of any date will be:

(1)    the accreted value of such Indebtedness, in the case of any Indebtedness issued with original issue discount;

(2)    the principal amount of the Indebtedness, in the case of any other Indebtedness; and

(3)    in respect of Indebtedness of another Person secured by a Lien on the assets of the specified Person, the lesser of:

(A)    the Fair Market Value of such assets at the date of determination; and

(B)    the amount of the Indebtedness of the other Person that is secured by such assets.

(f)    For purposes of determining compliance with this Section 4.10, (i) Indebtedness of a Person acquired by or merged into the Issuer or its Subsidiaries or that otherwise becomes a Subsidiary of the Issuer shall be deemed to have been incurred by the Issuer or its Subsidiaries, as the case may be, at the time such Person is acquired, merged or otherwise becomes such a Subsidiary of the Issuer, as the case may be, (ii) the maximum amount of Indebtedness, Disqualified Stock or preferred stock that the Issuer and its Subsidiaries may incur pursuant to this Section 4.10 shall not be deemed to be exceeded, with respect to any outstanding Indebtedness, Disqualified Stock or preferred stock due solely to the result of fluctuations in the exchange rates of currencies and (iii) the outstanding principal amount of any particular Indebtedness shall be counted only once and any obligations arising under any guarantee, Lien, letter of credit or similar instrument supporting such Indebtedness permitted to be incurred under this Section 4.10 shall not be double counted. In addition, in connection with the incurrence of any Indebtedness pursuant to this Section 4.10, the Issuer may elect, pursuant to an Officer’s Certificate delivered to the Trustee, to treat all or any portion of the commitment under any Indebtedness which is to be incurred, as being incurred as of the calculation date and any subsequent incurrence of Indebtedness under such commitment that was so treated shall not be deemed, for purposes of this calculation, to be an incurrence of additional Indebtedness.

(g)    For purposes of determining compliance with any U.S. Dollar-denominated restriction within this Section 4.10, the U.S. dollar-equivalent principal amount of Indebtedness denominated in a different currency shall be utilized, calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was incurred; provided, however, that (i) if such Indebtedness denominated in non-dollar currency is subject to a

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Currency Exchange Protection Agreement with respect to U.S. dollars, the amount of such Indebtedness expressed in U.S. dollars will be calculated so as to take account of the effects of such Currency Exchange Protection Agreement; and (ii) the dollar-equivalent of the principal amount of any such Indebtedness outstanding on the Issue Date shall be calculated based on the relevant currency exchange rate in effect on the Issue Date. The principal amount of any refinancing Indebtedness incurred in the same currency as the Indebtedness being refinanced will be the dollar-equivalent of the Indebtedness refinanced determined on the date such Indebtedness was originally incurred, except that to the extent that:

(1) such dollar-equivalent was determined based on a Currency Exchange Protection Agreement, in which case the Permitted Refinancing Indebtedness will be determined in accordance with the preceding sentence; and

(2) the principal amount of the refinancing Indebtedness exceeds the principal amount of the Indebtedness being refinanced, in which case the dollar-equivalent of such excess will be determined on the date such refinancing Indebtedness is being incurred.

(h)    The principal amount of any Indebtedness incurred to refinance other Indebtedness, if incurred in a different currency from the Indebtedness being refinanced, shall be calculated based on the currency exchange rate applicable to the currencies in which such Permitted Refinancing Indebtedness is denominated that is in effect on the date of such refinancing.

SECTION 4.11.    Limitations on Restricted Payments.

(a)    The Issuer shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, take any of the following actions or payments, in each case whether in cash or in kind (including, without limitation, the entry into any total return swaps or instruments with similar effect) (collectively referred to as “Restricted Payments”):

(1)    declare or make any dividend payment or other equity or capital distributions or payments to any of their respective shareholders;

(2)    make any loans to, or make any payments on loans from, any of their respective shareholders;

(3)    repurchase shares (including the Existing Preferred Shares) from any of their respective shareholders;

(4)    make any voluntary or optional principal payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value, any Subordinated Indebtedness of the Issuer or any Guarantor other than at the scheduled maturity of such Subordinated Indebtedness;

(5)    provide any Financial Support, other than Permitted Financial Support; or

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(6)    make any Restricted Transfers.

(b)    Section 4.11(a) shall not prohibit the following actions or payments (“Permitted Payments”), provided that no Event of Default shall have occurred and be continuing or would occur as a consequence of such Permitted Payments:

(1)    any declaration or payment of dividends or distributions in respect of the Issuer’s Existing Preferred Shares outstanding on the Issue Date, provided that the aggregate amount of any such dividends or distributions per year shall not exceed 8.75% of the stated liquidation preference of such Existing Preferred Shares;

(2)    beginning January 1, 2021, any declaration or payment of dividends or distributions or repurchases in respect of the Issuer’s Common Equity in an aggregate amount per year equal to 50% of the consolidated net profit after taxes of the Issuer for the preceding financial year based on the audited annual accounts for such preceding financial year, provided that any unutilized portion may be carried forward to succeeding financial years;

(3)    any declaration or payment of dividends or distributions or repurchases in respect of the Issuer’s Common Equity or any other instrument accounted for as equity not to exceed the aggregate amount contributed to the Issuer’s equity after the Issue Date, excluding any Equity Cure Amounts or any amounts used to make Permitted Transfers pursuant to clause (2)(b) of the definition thereof;

(4)    any declaration or payment of dividends or distributions by a Subsidiary in respect of its Capital Stock to, or repurchases by a Subsidiary of its Capital Stock from, (i) the Issuer or another Subsidiary or (ii) to the extent such Subsidiary is not wholly owned, its shareholders on a pro rata basis;

(5)    the payment of any dividend or other distribution within 60 days after the date of declaration of such dividend or other distribution, if at the date of declaration, such payment would have complied with the provisions of this Indenture;

(6)    the payment, defeasance, redemption, repurchase or other acquisition or retirement for value of Subordinated Indebtedness of the Issuer or any of its Subsidiaries with the net proceeds from a substantially concurrent incurrence of Permitted Refinancing Indebtedness or issuance and sale of, or in exchange for, Qualified Equity Interests;

(7)    the declaration and payment of cash dividends to holders of any class or series of Disqualified Stock of the Issuer or preferred stock of a Subsidiary, in each case, issued after the Issue Date in accordance with Section 4.10;

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(8)    (i) any issuance of Capital Stock by the Issuer to any Subsidiary or by any Subsidiary to the Issuer or another Subsidiary and (ii) inter-company loans or other Indebtedness owed by the Issuer or any Subsidiary to the Issuer or any Subsidiary, in each case, in compliance with Section 4.10 and any actions or payments thereon;

(9)    the repurchase, redemption or other acquisition or retirement for value of any Qualified Equity Interests of the Issuer or any of its Subsidiaries held by any current or former officer, director, consultant or employee of the Issuer or any of its Subsidiaries (or heirs or other permitted transferees thereof); provided that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests may not exceed $1.0 million (determined as of the beginning of such calendar year) in any calendar year; provided, further, that such amount may be increased by an amount not to exceed:

(i)    the cash proceeds from the sale of Qualified Equity Interests of the Issuer to directors, officers, employees or consultants of the Issuer or any of its Subsidiaries that occurs after the Issue Date, plus

(ii)    the cash proceeds of key-man life insurance policies received by the Issuer or any of its Subsidiaries after the Issue Date;

provided that to the extent that any portion of the unused amounts permitted to be paid pursuant to this clause is not utilized in any year, such unused portion may be carried forward and be utilized in one or more subsequent years;

(10)    the repurchase of Equity Interests deemed to occur upon the exercise of options, warrants or other convertible securities to the extent such Equity Interests represent a portion of the exercise price of those options, warrants or other convertible securities and cash payments in lieu of the issuance of fractional shares in connection with the exercise of options, warrants or other convertible securities;

(11)    payments made to purchase, redeem, defease or otherwise acquire or retire for value any Subordinated Indebtedness of the Issuer or any of its Subsidiaries (i) following the occurrence of a Change of Control, at a purchase price not greater than 101% of the outstanding principal amount (or accreted value, in the case of any debt issued at a discount from its principal amount at maturity) thereof, plus accrued and unpaid interest, if any, after the Issuer and its Subsidiaries have satisfied their obligations with respect to a Change of Control Offer in compliance with Section 4.09 or (ii) with the Excess Collateral Proceeds of one or more Asset Sales, at a purchase price not greater than 100% of the principal amount (or accreted value, in the case of any debt issued at a discount from its principal amount at maturity) thereof, plus accrued and unpaid interest, if any, after the Issuer and its Subsidiaries have satisfied their obligations with

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respect to such Excess Collateral Proceeds in compliance with Section 4.13 to the extent that such Subordinated Indebtedness is required to be repurchased or redeemed pursuant to the terms thereof as a result of such Change of Control or Asset Sale;

(12)    any payments (including of principal, interest or otherwise) on any loans or other debt arrangements provided to the Issuer or any Subsidiary by any of their Affiliates and incurred by the Issuer or any Subsidiary in compliance with the other provisions of this Indenture for purposes of financing the acquisition of a Vessel and its Related Assets; or

(13)    obligations with respect to Restricted Payments held by a Person at the time such Person becomes a Subsidiary of the Issuer or is merged with or consolidated into the Issuer or a Subsidiary of the Issuer, provided that at the time of entry into definitive documentation relating to the transaction, such Person had common or preferred equity publicly listed on an internationally recognized stock exchange, and, with respect to such publicly listed equity, had a market capitalization greater than $500.0 million; provided further that such obligations (i) do not relate to special dividends and (ii) existed prior to such transaction and were not created in connection with, or in contemplation of, such transaction.

(c)    The amount of all Restricted Payments (other than cash and Cash Equivalents) will be the Fair Market Value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by the Issuer or such Subsidiary, as the case may be, pursuant to the Restricted Payment.

(d)    For purposes of determining compliance with this Section 4.11, in the event that a Restricted Payment permitted pursuant to this Section 4.11 or a Permitted Financial Support meets the criteria of more than one of the categories of Permitted Payment described in clauses (1) through (13) of Section 4.11(b) or one or more clauses of the definition of “Permitted Financial Support,” the Issuer shall be permitted to classify such Restricted Payment or Permitted Financial Support (or any portion thereof) on the date it is made, or later reclassify, all or a portion of such Restricted Payment or Permitted Financial Support, in any manner that complies with this Section 4.11, and such Restricted Payment or Permitted Financial Support shall be treated as having been made pursuant to only one of such clauses of this Section 4.11 or of the definition of “Permitted Financial Support.”

SECTION 4.12.    Limitations on Liens.

The Issuer shall not, and shall not permit any Subsidiary to, directly or indirectly, create, permit to subsist or allow to exist any Lien on any asset or revenue of the Issuer or any Subsidiary, whether owned on the Issue Date or thereafter acquired, except Permitted Liens.

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SECTION 4.13.    Limitation on Asset Sales Involving Certain Collateral.

(a)    The Issuer will not, and will not permit any of its Subsidiaries to, consummate an Asset Sale involving Mortgaged Vessels or the Equity Interests of Vessel Guarantors unless:

(1)    the Issuer or any of its Subsidiaries receives consideration at the time of the Asset Sale at least equal to the Fair Market Value (for the avoidance of doubt, the Fair Market Value may be determined at the time a contract is entered into for an Asset Sale) of the assets or Equity Interests issued or sold or otherwise disposed of;

(2)    the consideration received in the Asset Sale by the Issuer or such Subsidiary consists of cash or Cash Equivalents or Vessels and Related Assets thereof and a first-priority Lien is provided in favor of the Notes over such consideration (and in the case of cash or Cash Equivalents, such Lien shall remain in place until such cash or Cash Equivalents are applied in accordance with Section 4.13(c)); and

(3)    such Asset Sale is made in compliance with Section 11.04.

(b)    For purposes of clause (2) of Section 4.13(a), any securities, notes or other obligations received by the Issuer or any such Subsidiary from such transferee or any other Person on account of such Asset Sale that are, within 90 days of the Asset Sale, converted, sold or exchanged by the Issuer or such Subsidiary into cash or Cash Equivalents, will be deemed to be cash to the extent of the cash or Cash Equivalents received in that conversion, sale or exchange.

(c)    In respect of any Asset Sale subject to this Section 4.13, within 365 days (subject to extension as provided herein) after the receipt of any Net Proceeds from such Asset Sale, the Issuer or the applicable Subsidiary shall:

(1)	apply an amount equal to such Net Proceeds to:

(A) repay or prepay obligations under the New Term Loan Facility or any other Indebtedness to the extent that such obligations rank super-senior to the Notes and any additional Notes under the Intercreditor Agreement;

(B) acquire one or more Vessels and Related Assets thereof and make such Vessels and Related Assets subject to a first-priority Lien in accordance with Section 11.09; or

(C) (i) redeem or repurchase Notes in compliance with Section 3.07, a Collateral Sale Offer described below, open market purchases and/or privately negotiated transactions or otherwise or (ii) repay or prepay any other Indebtedness that ranks pari passu with the Notes or the Guarantees of the Notes;

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(2)	enter into a binding commitment to apply all or part of the Net Proceeds pursuant to clause (B) above or make a determination in good faith to potentially apply all or a portion of such Net Proceeds towards the exercise of an outstanding Vessel Purchase Option Contract, provided that such binding commitment or determination shall be treated as a permitted application of the Net Proceeds from the date thereof until the earlier of (x) the date on which such acquisition or expenditure is consummated, (y) the date such Vessel Purchase Option Contract terminates or expires and (z) the 365th day following the expiration of the aforementioned 365-day period; and/or

(3)	any combination of the foregoing;

provided that during such 365-day period (or any extension thereof pursuant to clause (2) above) and pending the final application of any Net Proceeds in accordance with this Section 4.13(c) or Section 4.13(e), such Net Proceeds shall be deposited in a Collateral Account charged with a first priority Lien in favor of the holders of the Notes and constitute Collateral, subject to release in accordance with the provisions of the Intercreditor Agreement.

(d)    Notwithstanding the foregoing, the Issuer may elect to repay or redeem Indebtedness or make an acquisition or otherwise apply cash in accordance with clauses (1), (2) or (3) above prior to receiving the Net Proceeds attributable to any Asset Sale and deem the amount of any such repayment, investment, acquisition or cash payment as an application of Net Proceeds pursuant to and in accordance with such clauses.

(e)    Any Net Proceeds from Asset Sales subject to this Section 4.13 that are not applied or invested as provided in Section 4.13(c) will constitute “Excess Collateral Proceeds.” When the aggregate amount of Excess Collateral Proceeds exceeds $25.0 million, the Issuer will make an offer (a “Collateral Sale Offer”) to all Holders to purchase the maximum principal amount of Notes that may be required to be purchased out of the Excess Collateral Proceeds (the “Excess Collateral Proceeds Payment Amount”). The offer price for the Notes in any Collateral Sale Offer will be equal to 102% of principal amount of the Notes plus accrued and unpaid interest thereon, if any, to the date of purchase, and shall be payable in cash (“Collateral Sale Offered Price”). If any Excess Collateral Proceeds remain after consummation of a Collateral Sale Offer, those Excess Collateral Proceeds may be used for any purpose not otherwise prohibited by this Indenture

(f)    If the aggregate principal amount of Notes tendered into such Collateral Sale Offer exceeds the amount of Excess Collateral Proceeds, the tender agent for such Collateral Sale Offer shall select the Notes to be purchased (i) in accordance with applicable rules and procedures of DTC and any relevant securities exchange or (ii) if there are no such requirements of DTC or any relevant securities exchange or if the Notes are represented by

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global or definitive certificates, on a pro rata basis or by lot (as directed by the Issuer) from among the Notes tendered for repurchase. Upon completion of each Collateral Sale Offer, the amount of Excess Collateral Proceeds will be reset at zero (regardless of whether there are any remaining Excess Collateral Proceeds upon such completion). The Issuer may elect to satisfy its obligations to make a Collateral Sale Offer prior to expiration of the relevant period or with respect to Excess Collateral Proceeds of $25.0 million or less.

(g)    Notwithstanding the foregoing, the Issuer may, at its option, combine any Collateral Sale Offer pursuant to this Section 4.13, any Total Loss Event Offer pursuant to Section 4.21 and/or any Annual Mandatory Offer pursuant to Section 4.23 it may become obligated to make.

(h)    Upon the commencement of a Collateral Sale Offer, the Issuer shall deliver electronically or send, or cause to be delivered electronically or sent, by first class mail, a notice to the Trustee and to each Holder at is registered address. The notice shall contain all instructions and materials necessary to enable such Holder to tender Notes pursuant to the Collateral Sale Offer. Any Collateral Sale Offer shall be made to all Holders. The notice, which shall govern the terms of the Collateral Sale Offer, shall state:

(1)    that the Collateral Sale Offer is being made pursuant to this Section 4.13 and that, to the extent lawful, all Notes tendered and not withdrawn shall be accepted for payment (unless prorated);

(2)    the Excess Collateral Proceeds Payment Amount, the Collateral Sale Offered Price, and the date on which Notes tendered and accepted for payment shall be purchased, which date shall be at least 10 days and not later than 60 days from the date such notice is mailed or delivered electronically (the “Collateral Sale Payment Date”);

(3)    that any Notes not tendered or accepted for payment shall continue to accrue interest in accordance with the terms thereof;

(4)    that, unless the Issuer default in making such payment, any Notes accepted for payment pursuant to the Collateral Sale Offer shall cease to accrue interest on and after the Collateral Sale Payment Date;

(5)    that Holders electing to have any Notes purchased pursuant to any Collateral Sale Offer shall be required to surrender the Notes, with the form entitled “Option of Holder to Elect Purchase” on the reverse of the Note completed, or transfer by book entry transfer, to the Issuer, a depository, if appointed by the Issuer, or the Paying Agent at the address specified in the notice at least three Business Days before the Collateral Sale Payment Date;

(6)    that Holders shall be entitled to withdraw their election if the Issuer, the Depository or the Paying Agent, as the case may be, receives, not later than two Business Days prior to the Collateral Sale Payment Date, a

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notice setting forth the name of the Holder, the principal amount of the Note the Holder delivered for purchase and a statement that such Holder is withdrawing its election to have such Note purchased;

(7)    that if the aggregate principal amount of Notes tendered into such Collateral Sale Offer exceeds the amount of Excess Collateral Proceeds Payment Amount, the tender agent for such Collateral Sale Offer shall select the Notes to be purchased (i) in accordance with applicable rules and procedures of DTC and any relevant securities exchange or (ii) if there are no such requirements of DTC or any relevant securities exchange or if the Notes are represented by global or definitive certificates, on a pro rata basis (with such adjustments as may be deemed appropriate by the Issuer so that only Notes in denominations of $200,000 or integral multiples of $1,000 in excess thereof, shall be purchased) or by lot (as directed by the Issuer) from among the Notes tendered for repurchase; and

(8)    that Holders whose Notes were purchased only in part shall be issued new Notes equal in principal amount to the unpurchased portion of the Notes surrendered (or transferred by book-entry).

(i)    On the Collateral Sale Payment Date, the Issuer shall, to the extent lawful: (1) accept for payment all Notes or portions thereof properly tendered pursuant to the Collateral Sale Offer, subject to pro ration in accordance with Section 4.13(h)(7) if the aggregate Notes tendered exceed the Excess Collateral Proceeds Payment Amount allocable to the Notes; (2) deposit with the tender agent for such Collateral Sale Offer U.S. Legal Tender equal to the lesser of the Excess Collateral Proceeds Payment Amount allocable to the Notes and the amount sufficient to pay the Collateral Sale Offered Price in respect of all Notes or portions thereof so tendered; and (3) deliver or cause to be delivered to the Trustee the Notes so accepted together with an Officer’s Certificate stating the aggregate principal amount of Notes or portions thereof being repurchased by the Issuer. The Issuer shall inform the Holders of the results of the Collateral Sale Offer on or as soon as practicable after the Collateral Sale Payment Date.

(j)    The tender agent for such Collateral Sale Offer shall promptly mail or pay by wire transfer to each Holder whose Notes have been properly tendered the Collateral Sale Offered Price for such Notes, and the Trustee shall promptly authenticate pursuant to an Authentication Order and mail (or cause to be transferred by book-entry) to each Holder a new Note equal in principal amount to any unrepurchased portion of the Notes surrendered, if any; provided that each such new Note shall be in principal amount of $200,000 or an integral multiple of $1,000 in excess thereof. So long as no payment Default or Event of Default has occurred and is continuing, and to the extent not applied to make payments on the Notes, the tender agent for such Collateral Sale Offer shall return to the Issuer any cash that remains unclaimed, together with interest, if any, thereon, held by them for the payment of the Collateral Sale Offered Price. However, if the Collateral Sale Payment Date is on or after a Record Date and on or before the related Interest Payment Date, any accrued and unpaid interest shall be paid to the Person in whose name a Note is registered at the close of business on such Record Date, and no additional interest shall be payable to Holders who tender Notes pursuant to the Collateral Sale Offer.

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(k)    The Issuer shall comply with the requirements of any securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with each repurchase of Notes pursuant to a Collateral Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with this Section 4.13, the Issuer shall comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under this Section 4.13 by virtue of such compliance.

SECTION 4.14.    Arm’s Length Transactions.

(a)    The Issuer will not, and will not permit any of its Subsidiaries to, enter into any material transaction with any Person, except on arm’s length terms; provided, however, that this Section 4.14 shall not apply to any intercompany transactions between or among (a) the Issuer and any of its Subsidiaries or (b) any Subsidiaries of the Issuer. For purposes of this Section 4.14, a “material transaction” means any transaction, or series of related transactions, involving aggregate payments or consideration in excess of $2.0 million.

SECTION 4.15.    Dividend and Other Payment Restrictions Affecting Subsidiaries.

(a)    The Issuer and the Vessel Guarantors shall not, directly or indirectly, create or permit to exist any contractual restriction on any Vessel Guarantor’s right to:

(1)     pay dividends or make any other distributions on its Capital Stock to the Issuer, or make payments on any Indebtedness owed to the Issuer;

(2)    make loans or advances to the Issuer; or

(3)     transfer any of its properties or assets to the Issuer.

(b)    However, the restrictions set forth in Section 4.15(a) will not apply to encumbrances or restrictions existing under or by reason of:

(1)    agreements, including, without limitation, those governing Existing Indebtedness and the New Term Loan Facility, as in effect on the Issue Date and any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of those agreements; provided that the amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are not materially more restrictive, taken as a whole, with respect to such dividend and other payment restrictions than those contained in those agreements on the Issue Date;

(2)     this Indenture, the Notes, any Additional Notes and the related Guarantees and the Intercreditor Agreement or any Additional Intercreditor Agreement;

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(3)     applicable law, rule, regulation or order or governmental license, permit or concession;

(4)     any instrument governing Indebtedness or Equity Interests of a Person acquired by the Issuer or any of its Subsidiaries as in effect at the time of such acquisition, which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired; provided that, in the case of Indebtedness, such Indebtedness was permitted by the terms of this Indenture to be incurred;

(5)     Permitted Refinancing Indebtedness; provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are not materially more restrictive, taken as a whole, than those contained in the agreements governing the Indebtedness being refinanced;

(6)     Liens and agreements related thereto that were permitted to be incurred under Section 4.12 hereof that limit the right of the debtor to dispose of the assets subject to such Liens;

(7)    provisions contained in agreements governing Indebtedness of the Issuer or Subsidiary incurred subsequent to the Issue Date pursuant to Section 4.10 (i) in respect of the subordination provisions, if any, of such Indebtedness, (ii) if the encumbrances and restrictions contained in any such Indebtedness taken as a whole are not materially less favorable to the holders of the Notes than the encumbrances and restrictions contained in this Indenture or that may be contained in the Intercreditor Agreement or in any agreement governing Indebtedness in accordance with this Section 4.15 or (iii) if such encumbrance or restriction is customary in comparable financings (as determined in good faith by the Issuer) and the Issuer determines in good faith that such encumbrance or restriction shall not materially adversely affect the ability of the Issuer and its Subsidiaries, taken as a whole, to make principal or interest payments on the Notes;

(8)    customary provisions restricting assignments, subletting or other similar transfers in contracts, licenses and other agreements (including, without limitation, leases and agreements relating to intellectual property) entered into in the ordinary course of a Permitted Business;

(9)    any agreement for the sale or other disposition of a Subsidiary or an asset that restricts distributions by that Subsidiary or transfers of such asset pending the sale or other disposition;

(10)    provisions limiting the disposition or distribution of assets or property (including Capital Stock of any Person in which the Issuer has an investment) in joint venture agreements, stockholder agreements, partnership agreements, limited liability company operating agreements, asset sale agreements, sale-leaseback agreements, stock sale agreements and other similar agreements, which limitation is applicable in all material respects only to the assets or property that are the subject of such agreements;

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(11)    restrictions on cash or other deposits or net worth imposed under contracts entered into in the ordinary course of a Permitted Business; and

(12)    customary provisions restricting the disposition of real property interests set forth in any easements or other similar agreements or arrangements of the Issuer or any Subsidiary.

SECTION 4.16.    Release of Guarantees.

(a)    The Guarantee of a Guarantor shall automatically and unconditionally (without any further action on the part of any Person) be released:

(1)    in connection with any sale or other transfer of all or substantially all of the assets of that Guarantor (including by way of merger, consolidation or amalgamation) to a Person that is not (either before or after giving effect to such transaction) the Issuer or a Subsidiary of the Issuer, if the sale or other disposition does not violate any applicable provisions of this Indenture;

(2)     in connection with any sale or other transfer of a majority of the Capital Stock of that Guarantor to a Person that is not (either before or after giving effect to such transaction) the Issuer or a Subsidiary of the Issuer, if (x) such Guarantor would no longer constitute a “Subsidiary” under this Indenture and (y) the sale or other disposition does not violate any applicable provisions of this Indenture;

(3)    substantially concurrently with the substitution of Vessels of another Subsidiary for all of the Mortgaged Vessels of that Guarantor in accordance with Section 11.09;

(4)     in the case of a Subsidiary that has voluntarily issued a Guarantee, upon notice to the Trustee by the Issuer of the designation of such Guarantor as a non-Guarantor Subsidiary if all transactions entered into by such Subsidiary while a Guarantor would be permitted under this Indenture at the time its Guarantee is released (and for such purpose all such transactions shall be deemed to have been entered into at the time of such release);

(5)    upon Legal Defeasance or Covenant Defeasance or satisfaction and discharge of the Notes pursuant to Section 8.01, Section 8.03 and Section 8.04; and

(6)    in accordance with an enforcement action pursuant to the provisions of the Intercreditor Agreement and any Additional Intercreditor Agreement.

(b)    Upon receipt by the Trustee and the Security Agent of an Officer’s Certificate and an Opinion of Counsel each stating that all conditions precedent provided in this Indenture, the Intercreditor Agreement and the Security Documents relating to the release of the

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Guarantee have been complied with, the Trustee and the Security Agent shall take all actions, reasonably requested by such Guarantor, including the granting of releases or waivers under the Intercreditor Agreement or any Additional Intercreditor Agreement, that may be necessary to evidence any release of a Guarantee in accordance with these provisions, subject to customary protections and indemnifications. Each of the releases set forth in Section 4.16(a) above shall be effected without the consent of the Holders of the Notes or any other action or consent on the part of the Trustee or the Security Agent. For the avoidance of doubt, the foregoing provisions shall not permit the Security Agent to release or grant any waivers or otherwise take any action with respect to any guarantee given by the Issuer or any Guarantor to any Secured Party other than the Trustee and the Holders (and any such release, waiver or action shall be governed by the relevant Debt Documents applicable to such Secured Parties, the Intercreditor Agreement and any Additional Intercreditor Agreement).

SECTION 4.17.    Reports to Holders.

(a)    Whether or not the Issuer is then subject to Section 13(a) or 15(d) of the Exchange Act, the Issuer will furnish to the Trustee and the Holders, so long as the Notes are outstanding:

(1)    within 60 days after the end of each of the first three fiscal quarters in each fiscal year, quarterly reports on Form 6-K (or any successor form) containing unaudited financial statements (including a balance sheet and statement of income, changes in stockholders’ equity and cash flow) and a management’s discussion and analysis of financial condition and results of operations (or equivalent disclosure) for and as of the end of such fiscal quarter (with comparable financial statements for the corresponding fiscal quarter of the immediately preceding fiscal year);

(2)     within 120 days after the end of each fiscal year, an annual report on Form 20-F (or any successor form) containing the information required to be contained therein for such fiscal year; and

(3)     at or prior to such times as would be required to be filed or furnished to the Commission if the Issuer was then a “foreign private issuer” subject to Section 13(a) or 15(d) of the Exchange Act, all such other reports and information that the Issuer would have been required pursuant thereto;

provided, however, that to the extent that the Issuer ceases to qualify as a “foreign private issuer” within the meaning of the Exchange Act, whether or not the Issuer is then subject to Section 13(a) or 15(d) of the Exchange Act, the Issuer will furnish to the Trustee and the Holders, so long as any Notes are outstanding, within 30 days of the respective dates on which the Issuer would be required to file such documents with the Commission if it was required to file such documents under the Exchange Act, all reports and other information that would be required to be filed with (or furnished to) the Commission pursuant to Section 13(a) or 15(d) of the Exchange Act.

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(b)    The Issuer will also make available to the Exchange copies of all reports required by Section 4.17(a)(1) through (3) above, if and so long as the Notes are listed on the Official List of the Exchange and the rules and regulations of the Exchange so require.

(c)    In addition, whether or not required by the rules and regulations of the Commission, the Issuer will electronically file or furnish, as the case may be, a copy of all such information and reports that it would be required to file as a foreign private issuer with the Commission for public availability within the time periods specified above (unless the Commission will not accept such a filing) and make such information available to securities analysts and prospective investors upon request. In addition, the Issuer agrees that, for so long as any Notes remain outstanding, it shall furnish to the Holders and to prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

(d)    Notwithstanding anything to the contrary in the foregoing provisions of this Section 4.17, the Issuer will be deemed to have furnished such reports referred to in Section 4.17(a) to the Trustee and the Holders if the Issuer has submitted such reports with the Commission via the EDGAR filing system and such reports are publicly available. Furthermore, notwithstanding anything herein to the contrary, the Issuer will not be deemed to have failed to comply with any of its obligations hereunder for purposes of Section 6.01 (3) until 120 days after the date any report hereunder is due, and any failure to comply with this Section 4.17 shall automatically be cured when the Issuer provides all required reports to the Holders.

(e)    Delivery of such reports, information and documents to the Trustee is for informational purposes only and the Trustee’s receipt of such shall not constitute constructive notice of any information contained therein or determinable from information contained therein, including the Issuer or the Guarantors’ compliance with any of their covenants thereunder (as to which the Trustee is entitled to rely exclusively on Officer’s Certificates).

SECTION 4.18.    Guarantor Ownership.

The Issuer shall ensure that each Vessel Guarantor and each Subsidiary that owns a Mortgaged Vessel remains a direct Wholly Owned Subsidiary of the Issuer, provided that the Issuer may sell or dispose of all of the Equity Interests of a Vessel Guarantor or such Subsidiary in one or more transactions that comply with Section 4.13 or Section 5.01.

SECTION 4.19.    [Reserved].

SECTION 4.20.    Payment of Additional Amounts.

(a)    All payments made by or on behalf of the Issuer under or with respect to the Notes or by a Guarantor under or with respect to its Guarantee will be made free and clear of and without withholding or deduction for, or on account of, any present or future Taxes imposed or levied by or on behalf of any Taxing Authority in (1) any jurisdiction in which the Issuer or any Guarantor is organized, engaged in business for tax purposes or is otherwise resident for tax

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purposes or any political subdivision thereof or therein or (2) any jurisdiction from or through which payment is made by or on behalf of the Issuer or any Guarantor or any political subdivision thereof or therein (each, a “Relevant Taxing Jurisdiction”), unless the Issuer or Guarantor is required to withhold or deduct Taxes by law or by the official interpretation or administration thereof.

(b)    If the Issuer or any Guarantor is required to withhold or deduct any amount for or on account of Taxes imposed by a Relevant Taxing Jurisdiction, from any payment made under or with respect to the Notes or the Guarantee of such Guarantor including, without limitation, payments of principal, redemption price, purchase price, interest or premium, the Issuer or the relevant Guarantor, as applicable, shall pay such additional amounts (“Additional Amounts”) as may be necessary so that the net amount received by each Holder of Notes (including Additional Amounts) after such withholding or deduction of Taxes shall equal the amount the Holder would have received if such Taxes had not been withheld or deducted; provided, however, that no Additional Amounts shall be payable with respect to any Tax:

(1)    that would not have been imposed, payable or due but for the existence of any present or former connection between the Holder (or the beneficial owner of, or person ultimately entitled to obtain an interest in, such Notes) and the Relevant Taxing Jurisdiction (including being a citizen, resident or national of, or carrying on a business or maintaining a permanent establishment in, or being physically present in, the Relevant Taxing Jurisdiction) other than the mere holding of the Notes or enforcement of rights under such Note or under a Guarantee or the receipt of payments in respect of such Note or a Guarantee;

(2)     that would not have been imposed, payable or due but for the failure to satisfy any certification, identification or other reporting requirements whether imposed by statute, treaty, regulation or administrative practice as a precondition to exemption from, or reduction in the rate of withholding of, Taxes imposed by the Relevant Taxing Jurisdiction (including a certification that the Holder or beneficial owner is not resident in the Relevant Taxing Jurisdiction), but in each case, only to the extent the Holder or beneficial owner is legally eligible to provide such certification or documentation; provided, however, that the Issuer has delivered a written request to the Holder to comply with such requirements at least 30 days prior to the date by which such compliance is required;

(3)     that would not have been imposed, payable or due if the presentation of Notes (where presentation is required) for payment has occurred within 30 days after the date such payment was due and payable or was duly provided for, whichever is later (except to the extent the Holder would have been entitled to Additional Amounts if the Note had been presented on the last day of such 30-day period);

(4)     that is an estate, inheritance, gift, sales, transfer or personal property Tax;

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(5)    that is imposed with respect to a Note pursuant to Sections 1471 to 1474 of the U.S. Internal Revenue Code of 1986, as amended as of the Issue Date (and any amended or successor version that is substantially comparable), any current or future regulations or agreements thereunder, official interpretations thereof or any law implementing an intergovernmental agreement relating thereto; or

(6)     as a result of a combination of the foregoing clauses (1) through (5).

(c)    In addition, Additional Amounts shall not be paid with respect to a payment on any Notes to a Holder that is not the beneficial owner of such Notes to the extent that the beneficial owner thereof would not have been entitled to the payment of such Additional Amounts by reason of clauses (1), (2), (3), (4), (5) or (6) above had such beneficial owner been the Holder of such Notes. In addition, Additional Amounts will not be payable with respect to any Tax which is payable otherwise than by withholding from any payment under or in respect of the Notes or any Guarantee.

(d)    Whenever in this Indenture or in the Notes there is mentioned, in any context, the payment of amounts based on the principal amount of the Notes or any Guarantee or of principal, interest or of any other amount payable under or with respect to any of the Notes or any Guarantee, such mention shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

(e)    The Issuer or relevant Guarantor will (i) make any required withholding or deduction and (ii) remit the full amount deducted or withheld to the Relevant Taxing Jurisdiction in accordance with applicable law. The Issuer or relevant Guarantor will provide documentation reasonably satisfactory to the Trustee and the Paying Agent evidencing the payment of any Taxes so deducted or withheld from each Relevant Taxing Jurisdiction imposing such Taxes, as soon as reasonably practicable to the Trustee and the Paying Agent. Such documentation shall be made available to the Holders by the Trustee and the Paying Agent upon reasonable request and will be made available at the offices of the Trustee and the Paying Agent.

(f)    The Issuer and the Guarantors shall pay and indemnify the Trustee and the Paying Agent, the Security Agent and the Holders for any present or future stamp, issue, registration, court or documentary taxes, or any other excise or property taxes, charges or levies (including penalties, interest and any other reasonable expenses thereto) which arise in any Relevant Taxing Jurisdiction from the execution, delivery, issuance or registration of the Notes or any other document or instrument referred to therein, or the receipt of any payments with respect to or enforcement of, the Notes or any Guarantee.

(g)    If the Issuer or relevant Guarantor is obligated to pay Additional Amounts under or with respect to any payment made on any Note or Guarantee, the Issuer or relevant Guarantor shall deliver to the Trustee and the Paying Agent, at least 30 days prior to the date of such payment, an Officer’s Certificate stating the fact that Additional Amounts will be payable and the amount estimated to be so payable and such other information necessary to enable the

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Paying Agent to pay Additional Amounts to Holders on the relevant payment date (unless such obligation to pay Additional Amounts arises less than 30 days prior to the relevant payment date, in which case the Issuer or relevant Guarantor may deliver such Officer’s Certificate as promptly as practicable thereafter). The Trustee and the Paying Agent shall be entitled to rely solely on such Officer’s Certificate as conclusive proof that such payments are necessary.

(h)    Notwithstanding anything to the contrary contained in this Indenture, the Issuer and the Guarantors may, to the extent required to do so by law, deduct or withhold income or similar taxes imposed by the United States of America from any payments under this Indenture; provided that the foregoing shall not limit the obligation of the Issuer and the Guarantors to pay Additional Amounts as set forth in this Section 4.20.

(i)    The provisions of this Section 4.20 shall survive any termination, defeasance or discharge of this Indenture and will apply mutatis mutandis to any jurisdiction in which any successor Person to the Issuer or any Guarantor is organized, engaged in business for tax purposes, resident for tax purposes and any jurisdiction from or through which such person makes any payment on the Note or Guarantee and or any political subdivision or taxing authority or agency thereof or therein.

SECTION 4.21.    Total Loss Event.

(a)    In respect of any Total Loss Event that occurs at any time with respect to a Mortgaged Vessel (the Mortgaged Vessel suffering such Total Loss Event being the “Lost Mortgaged Vessel”), within 365 days (subject to extension as provided herein) after the receipt of any Total Loss Event Proceeds, the Issuer or the applicable Subsidiary shall:

(1)    apply an amount equal to such Total Loss Event Proceeds to:

(A)    repay or prepay obligations under the New Term Loan Facility or any other Indebtedness to the extent that such obligations rank super-senior to the Notes and any additional Notes under the Intercreditor Agreement;

(B)    acquire one or more Vessels and Related Assets thereof and make such Vessels and Related Assets subject to a first-priority Lien in accordance with Section 11.09; or

(C)    (I) redeem or repurchase Notes pursuant to the provisions in Section 3.07, a Total Loss Event Offer described below, open market purchases and/or privately negotiated transactions or otherwise or (II) repay or prepay any other Indebtedness that ranks pari passu with the Notes or the Guarantees;

(2)     enter into a binding commitment to apply all or part of the Total Loss Event Proceeds pursuant to clause (B) above or make a determination in good faith to potentially apply all or a portion of such Total Loss Event Proceeds towards the exercise of an outstanding Vessel Purchase Option Contract, provided that such binding

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commitment or determination shall be treated as a permitted application of the Net Proceeds from the date thereof until the earlier of (x) the date on which such acquisition or expenditure is consummated, (y) the date such Vessel Purchase Option Contract terminates or expires and (z) the 365th day following the expiration of the aforementioned 365-day period; and/or

(3)    any combination of the foregoing.

provided that during such 365-day period (or any extension thereof pursuant to clause (2) above) and pending the final application of any Total Loss Event Proceeds in accordance with this Section 4.21(a) or Section 4.21(c), such Total Loss Event Proceeds shall be deposited in a Collateral Account charged with a first priority Lien in favor of the Holders and constitute Collateral, subject to release in accordance with the provisions of the Intercreditor Agreement.

(b)    Notwithstanding the foregoing, the Issuer may elect to repay or redeem Indebtedness or make an acquisition or otherwise apply cash in accordance with clauses (1), (2) or (3) of Section 4.21(a) above prior to receiving the Total Loss Event Proceeds attributable to any Total Loss Event and deem the amount of any such repayment, investment, acquisition or cash payment as an application such Total Loss Event Proceeds pursuant to and in accordance with such clauses.

(c)    Any Total Loss Event Proceeds that are not applied or invested as provided in Section 4.21(a) will constitute Excess Loss Proceeds (as defined herein). When the aggregate amount of Excess Loss Proceeds exceeds $25.0 million, the Issuer will make an offer (a “Total Loss Event Offer”) to all Holders to purchase the maximum principal amount of Notes that may be required to be purchased out of the Excess Loss Proceeds (the “Excess Loss Proceeds Payment Amount”). The offer price for the Notes in any Total Loss Event Offer will be equal to 100% of principal amount of the Notes plus accrued and unpaid interest thereon, if any, to the date of purchase (the “Total Loss Event Offered Price”), and shall be payable in cash. If any Total Loss Event Proceeds remain after consummation of a Total Loss Event Offer, those Excess Loss Proceeds may be used for any purpose not otherwise prohibited by this Indenture. If the aggregate principal amount of Notes tendered into such Total Loss Event Offer exceeds the Excess Loss Proceeds Payment Amount, the tender agent for such Total Loss Event Offer shall select the Notes to be purchased (i) in accordance with applicable rules and procedures of DTC and any relevant securities exchange or (ii) if there are no such requirements of DTC or any relevant securities exchange or if the Notes are represented by global or definitive certificates, on a pro rata basis or by lot (as directed by the Issuer) from among the Notes tendered for repurchase. Upon completion of each Total Loss Event Offer, the amount of Excess Loss Proceeds will be reset at zero (regardless of whether there are any remaining Total Loss Event Proceeds upon such completion). The Issuer may elect to satisfy its obligations to make a Total Loss Event Offer prior to expiration of the relevant period or with respect to Excess Loss Proceeds of $25.0 million or less.

(d)     Notwithstanding the foregoing, the Issuer may, at its option, combine any Total Loss Event Offer pursuant to this Section 4.21, any Collateral Sale Offer pursuant to Section 4.13 and/or any Annual Mandatory Offer pursuant to Section 4.23 it may become obligated to make.

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(e)    The Issuer shall comply with the requirements of any securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with each repurchase of Notes pursuant to a Total Loss Event Offer. To the extent that the provisions of any securities laws or regulations conflict with the Total Loss Event provisions of this Indenture, the Issuer shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under the Total Loss Event provisions of this Indenture by virtue of such compliance.

(f)    Upon the commencement of a Total Loss Event Offer, the Issuer shall deliver electronically or send, or cause to be delivered electronically or sent, by first class mail, a notice to the Trustee and to each Holder at its registered address. The notice shall contain all instructions and materials necessary to enable such holder to tender Notes pursuant to the Total Loss Event Offer. Any Total Loss Event Offer shall be made to all Holders. The notice, which shall govern the terms of the Total Loss Event Offer, shall state:

(1)    that the Total Loss Event Offer is being made pursuant to this Section 4.21 and that, to the extent lawful, all Notes tendered and not withdrawn shall be accepted for payment (unless prorated);

(2)    the Excess Loss Proceeds Payment Amount, the Total Loss Event Offered Price, and the date on which Notes tendered and accepted for payment shall be purchased, which date shall be at least 10 days and not later than 60 days from the date such notice is mailed or delivered electronically (the “Total Loss Event Payment Date”);

(3)    that any Notes not tendered or accepted for payment shall continue to accrue interest in accordance with the terms thereof;

(4)    that, unless the Issuer defaults in making such payment, any Notes accepted for payment pursuant to the Total Loss Event Offer shall cease to accrue interest on and after the Total Loss Event Payment Date;

(5)    that Holders electing to have any Notes purchased pursuant to any Total Loss Event Offer shall be required to surrender the Notes, with the form entitled “Option of Holder to Elect Purchase” on the reverse of the Note completed, or transfer by book-entry transfer, to the Issuer, a depository, if appointed by the Issuer, or the Paying Agent at the address specified in the notice at least three Business Days before the Total Loss Event Payment Date;

(6)    that Holders shall be entitled to withdraw their election if the Issuer, the Depository or the Paying Agent, or another entity designated for such purpose as the case may be, receives, not later than two Business Days prior to the Total Loss Event Payment Date, a notice setting forth the name of the holder of the Notes, the principal amount of the Note the Holder delivered for purchase and a statement that such Holder is withdrawing its election to have such Note purchased;

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(7)    that if the aggregate principal amount of Notes tendered into such Total Loss Event Offer exceeds the amount of Excess Loss Proceeds Payment Amount, the tender agent for such Total Loss Event Offer shall select the Notes to be purchased (i) in accordance with applicable rules and procedures of DTC and any relevant securities exchange or (ii) if there are no such requirements of DTC or any relevant securities exchange or if the Notes are represented by global or definitive certificates on a pro rata basis (with such adjustments as may be deemed appropriate by the Issuer so that only Notes in denominations of $200,000 or integral multiples of $1,000 in excess thereof, shall be purchased) or by lot (as directed by the Issuer) from among the Notes tendered for repurchase; and

(8)    that Holders whose Notes were purchased only in part shall be issued new Notes equal in principal amount to the unpurchased portion of the Notes surrendered (or transferred by book-entry).

(g)    On the Total Loss Event Payment Date, the Issuer shall, to the extent lawful: (1) accept for payment all Notes or portions thereof properly tendered pursuant to the Total Loss Event Offer, subject to pro ration in accordance with Section 4.21(f)(7) if the aggregate Notes tendered exceed the Excess Loss Proceeds Payment Amount allocable to the Notes; (2) deposit with the tender agent for such Total Loss Event Offer, U.S. Legal Tender equal to the lesser of the Excess Loss Proceeds Payment Amount allocable to the Notes and the amount sufficient to pay the Total Loss Event Offered Price in respect of all Notes or portions thereof so tendered; and (3) deliver or cause to be delivered to the Trustee the Notes so accepted together with an Officer’s Certificate stating the aggregate principal amount of Notes or portions thereof being repurchased by the Issuer. The Issuer shall inform the Holders of the results of the Total Loss Event Offer on or as soon as practicable after the Total Loss Event Payment Date.

(h)    The tender agent for such Total Loss Event Offer, shall promptly mail or pay by wire transfer to each Holder whose Notes have been properly tendered the Total Loss Event Offered Price for such Notes, and the Trustee shall promptly authenticate pursuant to an Authentication Order and mail (or cause to be transferred by book-entry) to each Holder a new Note equal in principal amount to any unrepurchased portion of the Notes surrendered, if any; provided that each such new Note shall be in principal amount of $200,000 or an integral multiple of $1,000 in excess thereof. So long as no payment Default or Event of Default has occurred and is continuing, and to the extent not applied to make payments on the Notes, tender agent for such Total Loss Event Offer, shall return to the Issuer any cash that remains unclaimed, together with interest, if any, thereon, held by it for the payment of the Total Loss Event Offered Price. However, if the Total Loss Event Payment Date is on or after a Record Date and on or before the related Interest Payment Date, any accrued and unpaid interest shall be paid to the Person in whose name a Note is registered at the close of business on such Record Date, and no additional interest shall be payable to Holders who tender Notes pursuant to a Total Loss Event Offer.

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(i)    The Issuer shall comply with the requirements of any securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with each repurchase of Notes pursuant to a Total Loss Event Offer. To the extent that the provisions of any securities laws or regulations conflict with this Section 4.21, the Issuer shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under this Section 4.21 by virtue of such compliance.

SECTION 4.22.    Maintenance of Listing.

The Issuer shall use all of its commercially reasonable efforts to list and maintain the listing of the Notes on the Official List of the Exchange and the permission to deal in the Notes thereon for so long as such Notes are outstanding; provided that if at any time the Issuer determines that it is unable to list or if maintenance of such listing becomes unduly onerous, it will obtain, prior to the delisting of the Notes from the Official List of the Exchange, and thereafter use its commercially reasonable efforts to maintain, a listing of such Notes on such other “recognized stock exchange” as defined in Section 1005 of the Income Tax Act 2007 of the United Kingdom.

SECTION 4.23.    Annual Mandatory Offer and Amortization

(a)    No later than the date that is 30 days following each Annual Mandatory Payment Deadline (as defined below), the Issuer must (i) have repaid Indebtedness under the New Term Loan Facility and/or (ii) redeemed or repurchased Notes, in an aggregate principal amount equal to the Total Repayment Amount (less any de minimis amounts excluded under each of clauses (3) and (4) below), provided that:

(1)    the Issuer shall first comply with any principal amortization requirements under the New Term Loan Facility; provided that the Issuer may make an offer to repurchase (but not consummate any repurchases) pursuant to an Annual Mandatory Offer (as defined below) prior to the amortization on the applicable amortization payment date under the New Term Loan Facility;

(2)    to the extent Indebtedness under the Term Loan Facility remains outstanding, the Issuer shall make an offer (an “Annual Mandatory Offer”) to all Holders to repurchase in cash (the “Annual Mandatory Offer Payment”) in an aggregate principal amount of Notes outstanding equal to the Annual Mandatory Offer Amount (or, to the extent less than the Annual Mandatory Offer Amount in aggregate principal amount of Notes are then outstanding, all such Notes outstanding), at a price equal to 102% of the aggregate principal amount of Notes repurchased plus accrued and unpaid interest, if any, on the Notes repurchased, to the date of purchase, subject to the rights of Holders on the relevant record date to receive interest due on the relevant interest payment date, and on the terms set forth in this Indenture (the “Mandatory Price”);

(3)    to the extent that the principal amount of Notes so validly tendered and not properly withdrawn pursuant to an Annual Mandatory Offer is less than the Annual Mandatory Offer Amount by an amount that is equal to or greater than

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a de minimis amount of $500,000 (the “Unaccepted Amount”), the Issuer shall be required to repay Indebtedness under the New Term Loan Facility to ensure that the aggregate principal amount of Notes repurchased and New Term Loan Facility repaid shall be at least equal to the Total Repayment Amount; and

(4)    to the extent that no Indebtedness under the Term Loan Facility is outstanding or the Unaccepted Amounts exceed the amount of Indebtedness then-outstanding under the New Term Loan Facility, any such excess in an amount equal to or greater than a de minimis amount of $500,000 must be applied by the Issuer to redeem an aggregate principal amount of Notes at a price equal to the Mandatory Price to ensure that the aggregate principal amount of Notes redeemed and New Term Loan Facility repaid shall be at least equal to the Total Repayment Amount.

(b)    In this Section 4.23, (i) “Annual Mandatory Payment Deadline” means November 15, 2018, 2019, 2020 and 2021, (ii) the “Annual Mandatory Offer Amount” shall mean the lesser of (a) the Total Repayment Amount for the relevant period minus the aggregate principal amount per annum that is required to be prepaid amortized under the New Term Loan Facility for that year and (b) the aggregate principal amount then-outstanding under the New Term Loan Facility and (iii) the “Total Repayment Amount” shall mean (a) $40.0 million with respect to the first, second and third Annual Mandatory Payment Deadline and (b) $35.0 million with respect to the fourth Annual Mandatory Payment Deadline.

(c)    In connection with the Annual Mandatory Offer, the Issuer shall deliver electronically or mail a notice to each holder (with a copy to the Trustee and the tender agent for such Annual Mandatory Offer) offering to repurchase Notes on the payment date specified in the notice (the “Annual Mandatory Offer Payment Date”), which date shall be no earlier than 10 days and no later than 60 days from the date such notice is delivered electronically or mailed, other than as may be required by law, pursuant to the procedures required by this Indenture and described in such notice.

(d)    The Issuer shall comply with the requirements of any securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the Notes. To the extent that the provisions of any securities laws or regulations conflict with the Annual Mandatory Offer provisions of this Indenture, the Issuer shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under the Annual Mandatory Offer provisions of this Indenture by virtue of such compliance.

(e)    On the Annual Mandatory Offer Payment Date, the Issuer shall, to the extent lawful:

(1)    accept for payment all Notes or portions of Notes properly tendered pursuant to the Annual Mandatory Offer, subject to pro ration in accordance with Section 4.23(i) if the aggregate Notes tendered exceed the Annual Mandatory Offer Amount;

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(2)    deposit with the tender agent for such Annual Mandatory Offer an amount equal to the Annual Mandatory Offer Payment in respect of all Notes or portions of Notes properly tendered; and

(3)    deliver or cause to be delivered to the Trustee the Notes properly accepted together with an Officer’s Certificate stating the aggregate principal amount of Notes or portions of Notes being purchased by the Issuer.

(f)    The tender agent for such Annual Mandatory Offer shall promptly mail or pay by wire transfer to each holder of Notes properly tendered the Annual Mandatory Offer Payment for such Notes, and the Trustee shall promptly authenticate and mail (or cause to be transferred by book entry) to each holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any; provided that each new Note shall be in a principal amount of $200,000 or an integral multiple of $1,000 in excess thereof.

(g)    The Issuer shall inform the holders of the Notes, the Trustee and the tender agent for such Annual Mandatory Offer of the results of the Annual Mandatory Offer on or as soon as practicable after the Annual Mandatory Offer Payment Date.

(h)    The Issuer shall not be required to make an Annual Mandatory Offer if a third party makes the Annual Mandatory Offer in the manner, at the times and otherwise in compliance with the requirements set forth in this Indenture applicable to an Annual Mandatory Offer made by the Issuer and purchases all Notes properly tendered and not withdrawn under the Annual Mandatory Offer, or notice of redemption has been given in respect of all of the Notes then outstanding pursuant to this Indenture in compliance with Section 3.03 unless and until there is a default in payment of the applicable redemption price.

(i)    Notwithstanding the foregoing, the Issuer may, at its option, combine any Annual Mandatory Offer pursuant to this Section 4.23, Collateral Sale Offer pursuant to Section 4.13 and/or any Total Loss Event Offer pursuant to Section 4.21 it may become obligated to make.

(j)    If the aggregate principal amount of Notes surrendered by Holders thereof in an Annual Mandatory Offer exceeds the Annual Mandatory Offer Amount, the tender agent for such Annual Mandatory Offer shall select the Notes to be purchased (i) in accordance with applicable rules and procedures of DTC and any relevant securities exchange or (ii) if there are no such requirements of DTC or any relevant securities exchange or if the Notes are represented by global or definitive certificates, on a pro rata basis (with such adjustments as may be deemed appropriate by the Issuer so that only Notes in denominations of $200,000 or integral multiples of $1,000 in excess thereof, shall be purchased) or by lot (as directed by the Issuer) from among the Notes tendered for repurchase.

SECTION 4.24.    Vessel Covenants

(a)    The Issuer will at all times, and will cause the Vessel Guarantors at all times to, (i) maintain the classification of each Mortgaged Vessel, (ii) keep each Mortgaged Vessel in good and safe condition and repair, consistent with prudent ownership and industry

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standards and (iii) procure that each Mortgaged Vessel be managed by a Permitted Manager. The covenants in this Section 4.24(a) shall be deemed complied with as a consequence of the Vessel Guarantors performing their corresponding obligations under the deeds of assignment, deeds of covenant and other security documents.

(b)    The Issuer will at all times, and will cause the Vessel Guarantors at all times to, maintain the flag and registry of a Mortgaged Vessel in a Permitted Flag Jurisdiction. Notwithstanding the foregoing, the Issuer or a Vessel Guarantor may transfer or change the flag of any of its Mortgaged Vessels to the flag of a Permitted Flag Jurisdiction and in connection therewith the Security Agent shall release the existing ship mortgage and related Security Documents to which any Mortgaged Vessel is subject in connection with the transfer or change of the flag of such Mortgaged Vessel to another Permitted Flag Jurisdiction if (i) the owner of the Mortgaged Vessel has executed (A) a new ship mortgage (granting the Security Agent a security interest in such Mortgaged Vessel subject only to Permitted Liens) and (B) the related Security Documents with respect to such Mortgaged Vessel, dated the date such Mortgaged Vessel shall be released from the existing ship mortgage and related Security Documents to which it is subject, which ship mortgage and related Security Documents shall be in appropriate form for recording or registration in the appropriate governmental offices of the Permitted Flag Jurisdiction under which it is being reflagged and the appropriate governmental offices in the jurisdiction of incorporation and/or domicile of the applicable Issuer or Vessel Guarantor if required by applicable law in order to perfect the security interests therein created, as to which the Trustee and the Security Agent will be entitled to rely on an Opinion of Counsel to the Issuer with respect thereto; and (ii) the Vessel Guarantor has made all necessary arrangements for recording the ship mortgage referred to in clause (i) above in the appropriate registry office of the Permitted Flag Jurisdiction under which the Mortgaged Vessel is being reflagged as soon as reasonably practicable and to make any other filing necessary to perfect the security therein. In addition to the Opinion of Counsel referenced in (i)(B) above, prior to the Security Agent providing any such release, it shall be entitled to receive and rely exclusively on an Officer’s Certificate and an Opinion of Counsel each stating that such release is authorized or permitted by the terms of this Indenture, the Intercreditor Agreement, any Additional Intercreditor Agreement and the Security Documents, and that all conditions precedent provided in this Indenture, the Intercreditor Agreement, any such Additional Intercreditor Agreement and the Security Documents relating to the execution and delivery of such release have been complied with.

SECTION 4.25.    Quiet Enjoyment Letter

The Trustee and the Security Agent shall be authorized and required to issue a quiet enjoyment letter, if so required by any Charter counterparty, substantially in the form provided in the Intercreditor Agreement or in a form that is not materially less favorable to the holders of the Notes as determined in good faith by the Issuer and certified by the Issuer to the Trustee and the Security Agent in an Officer’s Certificate.

SECTION 4.26.    Charters

(a)    Each Vessel Guarantor shall (i) perform and observe in all material respects all of the covenants and agreements applicable to it contained in any Charter, (ii) take all

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reasonable actions to prevent the termination of any such Charter other than through the passage of time or through amendments negotiated on arm’s length terms and (iii) take any reasonable action as may be reasonably necessary to promptly enforce its rights and to collect any and all sums due to it under such Charter, unless where failure to do so will not materially impact the ability of the Issuer and the Guarantors (taken as a whole) to fulfil their obligations under the Notes Documents.

(b)    The Issuer and the Vessel Guarantors shall not (i) consent or agree to any waiver or amendment of any Charter that would have a material adverse effect on their ability to fulfil their obligations under the Notes Documents or (ii) agree to or permit the assignment of any rights or the delegation of any obligations under the Charter (unless such assignment or delegation is permitted under the terms of the Charter). For the avoidance of doubt, the foregoing restrictions on amendments shall not apply to any extension, “amend and extend” or modification or series of modifications of any of the Charters on arm’s-length terms available at the date of such amendment, extension and/or modification, assessed on a risk-adjusted basis.

SECTION 4.27.    Insurance

(a)    Each Vessel Guarantor shall maintain with reputable insurance companies, funds or underwriters adequate insurance or captive arrangements with respect to its properties and business against such liabilities, casualties and contingencies and of such types and in such amounts as are consistent with prudent business practice in its relevant jurisdiction and industry.

(b)    The Mortgaged Vessels shall be adequately insured against such risks and in such amounts as per industry standards and otherwise reasonably required by and placed or entered with such reputable insurers, brokers or protection and indemnity (P&I) clubs on an agreed value basis, including without limitation (i) war risk (if relevant in respect of the Vessel’s voyage), (ii) hull and machinery (and, if relevant, hull interest and/or freight interest), (iii) third party liability insurance in accordance with industry standards and (iv) any applicable additional insurance required under any law or the relevant charter contract, but for the avoidance of doubt not including loss of hire.

(a)    Notwithstanding the foregoing, this Section 4.27 shall be deemed complied with so long as the applicable Vessel Guarantor complies with the deed of assignment with respect to its Mortgaged Vessel.

ARTICLE FIVE

SUCCESSOR CORPORATION

SECTION 5.01.    Merger, Consolidation or Sale of Assets

(a)    The Issuer may not, directly or indirectly: (1) consolidate, amalgamate or merge with or into another Person (whether or not the Issuer is the surviving Person); or (2) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets

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of the Issuer and its Subsidiaries taken as a whole, in one or more related transactions, to another Person, unless:

(1)    either: (a) the Issuer is the surviving Person and the laws of all relevant jurisdictions recognize that the Issuer as surviving Person automatically and without any action on the part of any Person is bound by all the obligations of the Issuer under the Notes, this Indenture, the Intercreditor Agreement, any Additional Intercreditor Agreements and the Security Documents (as applicable); or (b) the Person formed by or surviving any such consolidation, amalgamation or merger (if other than the Issuer) or to which such sale, assignment, transfer, conveyance or other disposition has been made (x) is a corporation, limited liability company, trust or limited partnership organized or existing under the laws of an Eligible Jurisdiction, and (y) expressly assumes all the obligations of the Issuer under the Notes, this Indenture, the Intercreditor Agreement, any Additional Intercreditor Agreements and the Security Documents (as applicable);

(2)    immediately after giving effect to such transaction, no Default or Event of Default exists; and

(3)    either (i) the ratio of the principal amount of the Total Debt to the Adjusted EBITDA of the Issuer or the Person formed by or surviving any such consolidation, amalgamation or merger (if other than the Issuer), or to which such sale, assignment, transfer, conveyance or other disposition has been made, will, on the date of such transaction after giving pro forma effect thereto and to any related financing transactions as if the same had occurred at the beginning of the applicable four-quarter period, be no greater than such ratio was prior to such transaction or (ii) solely in the case of a transaction that is a consolidation, amalgamation or merger, at the time of entry into definitive documentation with respect to such transaction (A) the ratio of the principal amount of the Total Debt of such Person to the Fair Market Value of such Person does not exceed 80% or (B) such Person (i) has common or preferred equity publicly listed on an internationally recognized stock exchange and (ii) with respect to such publicly listed equity, has a market capitalization greater than $500.0 million.

In addition, the Issuer may not, directly or indirectly, lease all or substantially all of its properties or assets, in one or more related transactions, to any other Person; provided that the foregoing shall not prohibit the chartering out of Vessels in the ordinary course of a Permitted Business.

For purposes of the foregoing, the transfer (by lease, assignment, sale or otherwise, in a single transaction or series of transactions) of all or substantially all of the properties or assets of one or more Subsidiaries, the Equity Interests of which constitute all or substantially all of the properties and assets of the Issuer, will be deemed to be the transfer of all or substantially all of the properties and assets of the Issuer.

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(b)    The Issuer will not permit any Guarantor to, directly or indirectly, consolidate, amalgamate, merge with or into or acquire another Person (whether or not the Issuer or such Guarantor is the surviving Person) unless:

(1)    subject to Section 4.16, such Guarantor is the surviving Person and the laws of all relevant jurisdictions recognize that such Guarantor as surviving Person automatically and without any action on the part of any Person is bound by all the obligations of the relevant Guarantor under the Guarantee of such Guarantor, this Indenture, the Intercreditor Agreement, any Additional Intercreditor Agreements and the Security Documents (as applicable) or the Person formed by or surviving any such consolidation, amalgamation, merger or acquisition (if other than the Issuer or a Guarantor) and expressly assumes all the obligations of such Guarantor under the Guarantee of such Guarantor, this Indenture, the Intercreditor Agreement, any Additional Intercreditor Agreements and the Security Documents; and

(2)    immediately after such transaction, no Default or Event of Default exists.

(c)    This Section 5.01 shall not apply to any such consolidation, amalgamation or merger of, or any such sale, assignment, transfer, conveyance or other disposition of all or substantially all of the properties or assets of, the Issuer, a Guarantor or a Wholly Owned Subsidiary of such Person with or to an Affiliate solely for the purpose, and with the effect, of reorganizing the Issuer, a Guarantor or a Wholly Owned Subsidiary, as the case may be, in an Eligible Jurisdiction. In addition, nothing in this Section 5.01 shall prohibit any Subsidiary from consolidating or amalgamating with, merging with or into or conveying, transferring or leasing, in one transaction or a series of transactions, all or substantially all of its assets to the Issuer or another Subsidiary or reconstituting itself in another jurisdiction for the purpose of reflagging a vessel.

SECTION 5.02.    Successor Corporation Substituted

(a)    Upon any consolidation, amalgamation or merger, or any sale, assignment, transfer, lease, conveyance or other disposition of all or substantially all of the assets of the Issuer or a Guarantor in accordance with Section 5.01, the successor Person formed by such consolidation or into or with which the Issuer or such Guarantor, as applicable, is merged or to which such sale, assignment, transfer, lease, conveyance or other disposition is made shall succeed to, and be substituted for (so that from and after the date of such consolidation, merger, sale, lease, conveyance or other disposition, the provisions of this Indenture referring to the Issuer or such Guarantor, as applicable, shall refer instead to the successor Person, as applicable, and not to the Issuer or such Guarantor, as applicable, and such predecessor Person will automatically be released and discharged from its obligations under this Indenture, the Notes and the Guarantees, as the case may be), and may exercise every right and power of the Issuer or such Guarantor, as applicable, under this Indenture with the same effect as if such successor Person, as applicable, had been named as the Issuer or a Guarantor, as applicable, herein; provided that the predecessor Issuer shall not be relieved from the obligation to pay the principal of and interest on the Notes or its obligations under Section 7.07 except in the case of a sale, assignment, transfer, lease, conveyance or other disposition of all or substantially all of the Issuer’s assets that meets the requirements of Section 5.01.

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ARTICLE SIX

DEFAULT AND REMEDIES

SECTION 6.01.    Events of Default.

Each of the following is an “Event of Default”:

(1)    default by the Issuer or any Guarantor for 30 consecutive days in the payment when due and payable of interest, if any, with respect to, the Notes;

(2)    default by the Issuer or any Guarantor in payment when due and payable of the principal of or premium, if any, on the Notes;

(3)    failure by the Issuer or any of its Subsidiaries to comply with any other covenants in this Indenture for 60 consecutive days after notice has been given to the Issuer by the Trustee or to the Issuer and the Trustee by the Holders of at least 25% in aggregate principal amount of the Notes then outstanding specifying the default and demanding compliance with any of the other covenants in this Indenture;

(4)    failure by the Issuer or any of its Subsidiaries to comply with any term, covenant, condition or provision of the Security Documents, for 60 consecutive days after notice has been given to the Issuer by the Trustee or to the Issuer and the Trustee by the Holders of at least 25% in aggregate principal amount of the Notes then outstanding specifying the default and demanding compliance with the Security Documents;

(5)     default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Issuer or any Significant Subsidiary or any group of Subsidiaries that, taken together, would constitute a Significant Subsidiary, whether such Indebtedness now exists or is created after the Issue Date, if that default:

(A)    is caused by a failure to pay the principal amount of any such Indebtedness at its stated final maturity after giving effect to any applicable grace periods (a “Payment Default”); or

(B)    results in the acceleration of such Indebtedness prior to its stated final maturity,

and, in the case of (A) and (B) above, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $25.0 million or more;

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(6)    failure by the Issuer or any Significant Subsidiary or any group of Subsidiaries that, taken together, would constitute a Significant Subsidiary to pay final judgments aggregating in excess of $25.0 million in excess of amounts that are covered by insurance or which have been bonded, which judgments are not paid, discharged or stayed for a period of 60 days after such judgment or judgments become final and non-appealable;

(7)     except as permitted by this Indenture including upon the permitted release of the Guarantee, any Guarantee of a Significant Subsidiary or any group of Subsidiaries that, taken together, would constitute a Significant Subsidiary shall be held in any judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect or any Guarantor or any Person acting on behalf of any Guarantor shall deny or disaffirm in writing its obligations under its Guarantee and such Default continues for 21 days after notice of such Default has been given to the Issuer by the Trustee or to the Issuer and the Trustee by the Holders of at least 25% in aggregate principal amount of the Notes then outstanding (with a copy to the Trustee);

(8)     the occurrence of any event of default under one or more Security Documents with respect to Collateral having a Fair Market Value in excess of $10.0 million, including that such Security Document ceases to be in full force and effect or ceases to give the Security Agent, in any material respect, the Liens, rights, powers and privileges purported to be created thereby (other than by operation of the provisions of the Security Documents or the Intercreditor Agreement) and such event shall have continued uncured for a period of 30 days after the Issuer becomes aware of such event;

(9)    either the Issuer or any of the Subsidiaries that is a Significant Subsidiary or any group of Subsidiaries that, taken together, would constitute a Significant Subsidiary as debtor in an involuntary case, pursuant to or with the meaning of any Bankruptcy Law:

(A)    commences a voluntary case or proceeding,

(B)    consents to the entry of an order for relief or decree against it in an involuntary case or proceeding, (C)

(C)    consents to the appointment of a Custodian of it or for all or substantially all of its assets,

(D)    makes a general assignment for the benefit of its creditors;

(E)    admits in writing its inability to pay its debts generally as they become due; or

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(F)    files a petition or answer or consent seeking reorganization or relief; and

(10)    a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:

(A)    is for relief against the Issuer or any of its Subsidiaries that is a Significant Subsidiary or any group of Subsidiaries that, taken together, would constitute a Significant Subsidiary as debtor in an involuntary case or proceeding;

(B)    appoints a Custodian of the Issuer or any of its Subsidiaries that is a Significant Subsidiary or any group of Subsidiaries that, taken together, would constitute a Significant Subsidiary, or a Custodian for all or substantially all of the assets of the Issuer or any of its Subsidiaries that is a Significant Subsidiary or any group of Subsidiaries that, taken together, would constitute a Significant Subsidiary or adjudges any such entity or group a bankrupt or insolvent or approves as properly filed a petition seeking reorganization, arrangement, adjustment or composition of or in respect of such entity or group; or

(C)    orders the winding up or liquidation of the Issuer or any of its Subsidiaries that is a Significant Subsidiary or any group of Subsidiaries that, taken together, would constitute a Significant Subsidiary;

and the order or decree remains unstayed and in effect for 60 consecutive days.

SECTION 6.02.    Acceleration.

(a)    In the case of an Event of Default specified in clauses (9) or (10) of Section 6.01 with respect to the Issuer, all outstanding Notes shall become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the Trustee, by written notice to the Issuer, or the Holders of at least 25% in principal amount of the then outstanding Notes, by written notice to the Trustee and the Issuer, may declare all the Notes to be due and payable. Any such notice from the Trustee or Holders shall specify the applicable Event(s) of Default and state that such notice is a “Notice of Acceleration.” Upon such declaration of acceleration pursuant to a Notice of Acceleration, the aggregate principal of and accrued and unpaid interest, if any, on the outstanding Notes shall become due and payable without further action or notice.

(b)    In the event of any Event of Default specified in clause (5) of Section 6.01, such Event of Default and its consequences (excluding, however, any resulting payment default) will be annulled, waived and rescinded, automatically and without any action by the Trustee or the Holders, if within 20 days after such Event of Default arose the Issuer delivers an Officer’s Certificate to the Trustee stating that (x) the Indebtedness or guarantee that is the basis for such Event of Default has been discharged or (y) the Holders thereof have rescinded or waived the acceleration, notice or action (as the case may be) giving rise to such Event of

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Default or (z) the default that is the basis for such Event of Default has been cured, it being understood that in no event shall an acceleration of the principal amount of the Notes as described above be automatically annulled, waived or rescinded upon the happening of any such events.

(c)    No such rescission shall affect any subsequent Default or impair any right consequent thereto.

SECTION 6.03.    Other Remedies.

(a)    If a Default occurs and is continuing, the Trustee may pursue any available remedy by proceeding at law or in equity to collect the payment of principal of, or interest, if any, on, the Notes or to enforce the performance of any provision of the Notes or this Indenture and the Trustee may direct the Security Agent in accordance with the Intercreditor Agreement and any Additional Intercreditor Agreements to enforce the performance of any provision of the Security Documents if any amount becomes due and payable pursuant to Section 6.02 (but not otherwise).

(b)    The Trustee and the Security Agent may maintain a proceeding even if it does not possess any of the Notes or does not produce any of them in the proceeding. All rights of action and claims under the Security Documents may be prosecuted or enforced under the Security Documents by the Security Agent (upon the direction of the Trustee, where appropriate). A delay or omission by the Trustee, the Security Agent or any Holder in exercising any right or remedy accruing upon an Event of Default shall not impair the right or remedy or constitute a waiver of or acquiescence in the Event of Default. No remedy is exclusive of any other remedy. All available remedies are cumulative to the extent permitted by law.

(c)    Each Holder, by accepting a Note, acknowledges that the exercise of remedies by the Security Agent with respect to the Collateral is subject to the terms and conditions of the Intercreditor Agreement and the Security Documents.

SECTION 6.04.    Waiver of Past Defaults.

Subject to Sections 2.09 and 9.02, the Holders of a majority in principal amount of the outstanding Notes (which may include consents obtained in connection with a tender offer or exchange offer of Notes) by notice to the Trustee may rescind an acceleration or waive an existing Default or Event of Default and its consequences, except a continuing Default or Event of Default in the payment of principal of, or interest or premium on, any Note as specified in Section 6.01(1) or (2). In case of any such rescission or waiver, the Issuer, the Trustee and the Holders shall be restored to their former positions and rights hereunder and under the Notes, respectively. Upon any such rescission or waiver, such Default shall cease to exist, and any Event of Default arising therefrom shall be deemed to have been cured for every purpose of this Indenture; but no such rescission or waiver shall extend to any subsequent or other Default or impair any right consequent thereto.

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SECTION 6.05.    Control by Majority.

(a)    The Holders of not less than a majority in principal amount of the then outstanding Notes may direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee or exercising any trust or power conferred on the Trustee. However, the Trustee may refuse to follow any direction that conflicts with any law or this Indenture, that the Trustee determines in good faith may be unduly prejudicial to the rights of another Holder, or that may involve the Trustee in personal liability; provided that the Trustee may take any other action deemed proper by the Trustee which is not inconsistent with such direction.

(b)    In the event the Trustee takes any action or follows any direction pursuant to this Indenture, the Trustee shall be entitled to indemnification satisfactory to it against any loss or expense that may be incurred by it by taking such action or following such direction.

SECTION 6.06.    Limitation on Suits.

(a)    No Holder shall have any right to institute any proceeding with respect to this Indenture or the Notes or for any remedy hereunder or thereunder, unless:

(1)    such Holder has previously given the Trustee written notice that an Event of Default is continuing;

(2)     Holders of at least 25% in aggregate principal amount of the outstanding Notes have requested in writing the Trustee to pursue the remedy;

(3)    such Holders have offered the Trustee indemnity or security, including by way of pre-funding, satisfactory to it against any loss, liability or expense in complying with such request;

(4)     the Trustee has not complied with such request within 60 days after the receipt thereof and the offer of indemnity or security, including by way of pre-funding, and

(5)     Holders of a majority in aggregate principal amount of the outstanding Notes have not given the Trustee a written direction inconsistent with such request within such 60-day period.

(b)    However, such limitations shall not apply to a suit instituted by a Holder of any Note for enforcement of payment of the principal of or interest or premium (if any) on, such Note on or after the due date therefor.

(c)    A Holder may not use this Indenture to prejudice the rights of another Holder or to obtain a preference or priority over such other Holder (it being understood that the Trustee does not have an affirmative duty to ascertain whether or not such actions or forbearances are unduly prejudicial to such Holders).

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SECTION 6.07.    Collection Suit by Trustee.

If an Event of Default in payment of principal, interest or premium specified in Section 6.01(1) or (2) occurs and is continuing, the Trustee may recover judgment in its own name and as trustee of an express trust against the Issuer or any other obligor on the Notes for the whole amount of principal, premium and accrued interest (if any) and fees remaining unpaid, together with interest, if any, on overdue principal and, to the extent that payment of such interest is lawful, interest on overdue installments of interest, in each case at the rate per annum borne by the Notes and such further amount as shall be sufficient to cover the costs and expenses of collection, including the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel.

SECTION 6.08.    Trustee May File Proofs of Claim.

The Trustee may file such proofs of claim and other papers or documents as may be necessary or advisable in order to have the claims of the Trustee (including any claim for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel) and the Holders allowed in any judicial proceedings relating to the Issuer, their creditors or their property and shall be entitled and empowered to collect and receive any monies or other property payable or deliverable on any such claims and to distribute the same, and any Custodian in any such judicial proceedings is hereby authorized by each Holder to make such payments to the Trustee and, in the event that the Trustee shall consent to the making of such payments directly to the Holders, to pay to the Trustee any amount due to it for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agent and counsel, and any other amounts due the Trustee under Section 7.07. To the extent that payment of any such compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, and any other amounts due to the Trustee under Section 7.07 hereof out of the estate in any such proceeding, shall be denied for any reason, payment of the same shall be secured by a Lien on, and shall be paid out of, any and all distributions, dividends, money, securities and other properties that the Holders may be entitled to receive in such proceedings whether in liquidation or under any plan of reorganization or arrangement or otherwise. Nothing herein contained shall be deemed to authorize the Trustee to authorize or consent to or accept or adopt on behalf of any Holder any plan of reorganization, arrangement, adjustment or composition affecting the Notes or the rights of any Holder thereof, or to authorize the Trustee to vote in respect of the claim of any Holder in any such proceeding. The Trustee shall be entitled to participate as a member of any official committee of creditors in the matters as it deems necessary or advisable.

SECTION 6.09.    Priorities.

(a)    If the Trustee receives any money pursuant to this Article Six, it shall pay out the money or property in the following order:

First: to the Trustee and the Agents for amounts due under Section 7.07;

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Second: to Holders for interest accrued on the Notes, ratably, without preference or priority of any kind, according to the amounts due and payable on the Notes for interest;

Third:     to Holders for principal amounts due and unpaid on the Notes and Additional Amounts, if any, ratably, without preference or priority of any kind, according to the amounts due and payable on the Notes for principal and premium;

Fourth:     without duplication, to the Holders, for any other obligations due to them hereunder or under the Notes, pro rata based on the amounts of such obligations; and

Fifth:     to the Issuer, or, if applicable, the Guarantors, as their respective interests may appear.

(b)    The Trustee, upon prior written notice to the Issuer, may fix a record date and payment date for any payment to Holders pursuant to this Section 6.09.

SECTION 6.10.    Undertaking for Costs.

In any suit for the enforcement of any right or remedy under this Indenture or in any suit against the Trustee or the Security Agent for any action taken or omitted by it as Trustee or as Security Agent, a court in its discretion may require the filing by any party litigant in the suit of an undertaking to pay the costs of the suit, and the court in its discretion may assess reasonable costs, including reasonable attorneys’ fees and expenses, against any party litigant in the suit, having due regard to the merits and good faith of the claims or defenses made by the party litigant. This Section 6.10 shall not apply to a suit by the Trustee or the Security Agent, a suit instituted by a Holder for enforcement of payment of the principal of or interest or premium (if any) on, such Note on or after the due date therefor, or a suit by a Holder or Holders of more than 10% in principal amount of the outstanding Notes.

ARTICLE SEVEN

TRUSTEE

SECTION 7.01.    Duties of Trustee.

(a)    If an Event of Default has occurred and is continuing, the Trustee shall exercise such of the rights and powers vested in it by this Indenture and use the same degree of care and skill in their exercise as a prudent person would exercise or use under the circumstances in the conduct of his or her own affairs.

(b)    Subject to paragraph (a) above:

(1)    the Trustee and each Agent undertakes to perform only those duties as are specifically set forth herein and no duties, covenants, responsibilities or obligations shall be implied in this Indenture against the Trustee or any Agent; and

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(2)    in the absence of bad faith on its part, the Trustee and each Agent may conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon certificates (including Officer’s Certificates) or opinions (including Opinions of Counsel) furnished to the Trustee or such Agent and conforming to the requirements of this Indenture. However, in the case of any such certificates or opinions which by any provision hereof are specifically required to be furnished to the Trustee, the Trustee shall examine the certificates and opinions to determine whether or not they conform to the requirements of this Indenture (but need not confirm or investigate the accuracy of mathematical calculations or other matters stated therein); and

(3)    the Trustee shall not be liable, answerable or accountable under any circumstances, except for its own bad faith, willful misconduct or negligence, as conclusively determined by the final judgment of a court of competent jurisdiction, no longer subject to appeal or review.

(c)    Notwithstanding anything to the contrary herein, the Trustee may not be relieved from liability for its own negligent action, its own negligent failure to act, or its own willful misconduct, except that:

(1)    this clause does not limit the effect of Section 7.01(b);

(2)    the Trustee shall not be liable for any error of judgment made in good faith by a Responsible Officer, unless it shall be conclusively determined by the final judgment of a court of competent jurisdiction, no longer subject to appeal or review, that the Trustee was negligent in ascertaining the pertinent facts; and

(3)    the Trustee shall not be liable with respect to any action it takes or omits to take in good faith in accordance with a direction received by it pursuant to Section 6.05.

(d)    No provision of this Indenture shall require the Trustee to expend or risk its own funds or otherwise incur any liability (financial or otherwise) in the performance of any of its duties hereunder or to take or omit to take any action under this Indenture or take any action at the request or direction of Holders if it shall have grounds for believing in its sole determination that repayment of such funds or indemnity satisfactory to it is not assured to it.

(e)    Whether or not therein expressly so provided, every provision of this Indenture that in any way relates to the Trustee is subject to this Article Seven.

(f)    Neither the Trustee nor any Paying Agent shall be liable for interest on any money received by it except as the Trustee or the relevant Paying Agent may agree in writing with the Issuer. Money held by the Trustee or any Paying Agent for the benefit of the Holders need not be segregated from other funds except to the extent required by law. Any funds held by the Trustee or any Paying Agent are held as banker and are not subject to the UK Financial Conduct Authority’s Handbook of rules and guidance from time to time in relation to client money.

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(g)    In the absence of bad faith, negligence or willful misconduct on the part of the Trustee or the Security Agent, the Trustee and the Security Agent, as applicable, shall not be responsible for the application of any money by any Paying Agent.

SECTION 7.02.    Rights of Trustee.

Subject to Section 7.01, but notwithstanding anything else contained herein to the contrary:

(a)    The Trustee may conclusively rely, and shall be protected in acting or refraining from acting, upon any Board Resolution, certificate (including any Officer’s Certificate), statement, instrument, opinion (including any Opinion of Counsel), notice, request, direction, consent, order, approval, bond, debenture, or other paper or document (including any of the foregoing delivered in electronic format) believed by it to be genuine and to have been signed or presented by the proper Person. The Trustee need not investigate any statement, representation or warranty or any fact or matter stated in such document and may conclusively rely as to the truth of the statements and the correctness of the opinions expressed therein.

(b)    Before the Trustee or the Security Agent acts or refrains from acting, it may require an Officer’s Certificate and/or an Opinion of Counsel stating that all conditions precedent contained in this Indenture, the Notes and/or the Guarantees related to such act or omission have been satisfied (provided that no Officer’s Certificate or Opinion of Counsel shall be required in connection with the initial issuance of Notes on the Issue Date). Neither the Trustee nor the Security Agent shall be liable for any action it takes or omits to take in good faith in reliance on such Officer’s Certificate or Opinion of Counsel. As to any fact or matter the ascertainment of which is not specifically described herein, the Trustee shall be entitled to receive and may for all purposes hereof conclusively rely on a certificate, signed by an officer of any duly authorized Person, as to such fact or matter, and such certificate shall constitute full protection to the Trustee for any action taken or omitted to be taken by it in good faith in reliance thereon.

(c)    The Trustee may act through its attorneys, custodians, nominees and agents and shall not be responsible for the misconduct or negligence of, or for the supervision of, any attorney, custodian, nominee or agent appointed with due care.

(d)    The Trustee shall not be liable for any action it takes or omits to take in good faith which it reasonably believes to be authorized or within its rights or powers under this Indenture; provided, however, that the Trustee’s conduct does not constitute willful misconduct, bad faith or negligence.

(e)    The Trustee may consult with counsel of its selection and the advice or opinion of such counsel as to matters of law shall be full and complete authorization and protection from liability in respect of any action taken, omitted or suffered by it hereunder in good faith and in accordance with the advice or opinion of such counsel.

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(f)    The Trustee shall be under no obligation to exercise any of the rights or powers vested in it by this Indenture whether on its own motion or at the request, order or direction of any of the Holders pursuant to the provisions of this Indenture, unless such Holders shall have offered and, if accepted, provided to the Trustee indemnity or security, including by way of pre-funding, satisfactory to it against any loss, liability or expense which may be incurred therein or thereby.

(g)    In the event the Trustee receives inconsistent or conflicting requests and indemnity from two or more groups of Holders, each representing less than a majority in aggregate principal amount of the Notes then-outstanding, pursuant to the provisions of this Indenture, the Trustee, in its sole discretion, may determine what action, if any, will be taken and shall not incur any liability for its failure to act until such inconsistency or conflict is, in its opinion, resolved.

(h)    The Trustee shall not be bound to make any investigation into (i) the facts or matters stated in any Board Resolution, certificate (including any Officer’s Certificate), statement, instrument, opinion (including any Opinion of Counsel), notice, request, direction, consent, order, bond, debenture, or other paper or document, (ii) the performance or observation by the Issuer or any other Person of any of the covenants, agreements or other terms or conditions set forth in this Indenture or in any related document, (iii) the occurrence of any default, or the validity, enforceability, effectiveness or genuineness of this Indenture, any Security Document, any other related document or any other agreement, instrument or document, (iv) the creation, perfection or priority of any lien purported to be created by this Indenture or any related document, (v) the value or the sufficiency of any Collateral or (vi) the satisfaction of any condition set forth in this Indenture or in any related document, but the Trustee may (without obligation) make such further inquiry or investigation into such facts or matters as it may see fit and, if the Trustee shall determine to make such further inquiry or investigation, it shall be entitled, upon reasonable notice to the Issuer, to examine the books, records, and premises of the Issuer, personally or by agent or attorney at the sole cost of the Issuer.

(i)    The Trustee shall not be required to give any bond or surety in respect of the performance of its powers and duties hereunder.

(j)    The permissive rights of the Trustee to do things enumerated in this Indenture shall not be construed as duties.

(k)    The Trustee shall have no duty to inquire as to the performance of the Issuer with respect to the covenants contained in this Indenture, including, without limitation, Article Four. In addition, the Trustee shall not be deemed to have knowledge of a Default or Event of Default except (i) any Default or Event of Default occurring pursuant to Section 6.01(1) or 6.01(2) at a time when the Trustee is acting as Paying Agent or (ii) any Default or Event of Default of which a Responsible Officer of the Trustee shall have received written notification at the Corporate Trust Office referencing the Notes and this Indenture and absent any such notice may assume without inquiry that the Issuer is duly complying with its obligations contained in this Indenture required to be performed and observed by it, and that no Default or Event of Default or other event which would require repayment of the Notes has occurred.

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(l)    The rights, privileges, protections, immunities and benefits given to the Trustee, including, without limitation, its right to be indemnified, are extended to, and shall be enforceable by (i) the Trustee in each Debt Document to which it is a party or otherwise subject, whether or not specifically set forth therein, and (ii) each Agent, the Security Agent, and to each agent, custodian and other Person employed to act hereunder (provided, however, that any reference to “negligence” with respect to the Trustee shall be deemed to be a reference to “gross negligence” with respect to the Registrar, the Transfer Agent, the Paying Agents and to each agent and custodian, and any reference to “willful misconduct” with respect to the Trustee shall deemed to be a reference to a “willful default” with respect to the Paying Agent).

(m)    In no event shall the Trustee be responsible or liable for special, indirect, punitive or consequential loss or damage of any kind whatsoever (including, but not limited to, loss of profit) irrespective of whether the Trustee has been advised of the likelihood of such loss or damage and regardless of the form of action.

(n)    The Trustee and the Security Agent may request that the Issuer deliver a certificate in the form of Exhibit E setting forth the names of individuals and/or titles of officers authorized at such time to take specified actions pursuant to this Indenture.

(o)    The Trustee shall not have any duty or responsibility in respect of (i) any recording, filing, or depositing of this Indenture or any other agreement or instrument, monitoring or filing any financing statement or continuation statement evidencing a security interest, the maintenance of any such recording, filing or depositing or any re-recording, re-filing or re-depositing of any thereof, or otherwise monitoring the perfection, continuation of perfection or the sufficiency or validity of any security interest in or related to the Collateral, (ii) the acquisition or maintenance of any insurance or (iii) the payment or discharge of any tax, assessment, or other governmental charge or any lien or encumbrance of any kind owing with respect to, assessed or levied against, any part of the Collateral. The Trustee shall be authorized to, but shall in no event have any duty or responsibility to, file any financing or continuation statements or record any documents or instruments in any public office at any time or times or otherwise perfect or maintain any security interest in the Collateral

(p)    Each Holder, by its acceptance of a Note hereunder, represents that it has, independently and without reliance upon the Trustee or any other Person, and based on such documents and information as it has deemed appropriate, made its own investment decision in respect of the Notes. Each Holder also represents that it will, independently and without reliance upon the Trustee or any other Person, and based on such documents and information as it shall deem appropriate at the time, continue to make its own decisions in taking or not taking action under this Indenture and in connection with the Notes. Except for notices, reports and other documents expressly required to be furnished to the Holders by the Trustee hereunder, the Trustee shall not have any duty or

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responsibility to provide any Holder with any other information concerning the transactions contemplated hereby, the Issuer or any other parties to any related documents which may come into the possession of the Trustee or any of its officers, directors, employees, agents, representatives or attorneys-in-fact.

(q)    The Trustee will not be liable to any person if prevented or delayed in performing any of its obligations or discretionary functions under this Indenture by reason of any present or future law applicable to it, by any governmental or regulatory authority or by any circumstances beyond its control. Notwithstanding anything else herein contained, the Trustee may refrain without liability from doing anything that would or might in its opinion be contrary to any law of any state or jurisdiction (including but not limited to the United States of America or any jurisdiction forming a part of it and England & Wales) or any directive or regulation of any agency of any such state or jurisdiction and may without liability do anything which is, in its opinion, necessary to comply with any such law, directive or regulation.

(r)    The Trustee shall not be required to take any action under this Indenture or any related document if taking such action (A) would subject the Trustee to a tax in any jurisdiction where it is not then subject to a tax or (B) would require the Trustee to qualify to do business in any jurisdiction where it is not then so qualified. The Issuer shall provide to the Trustee, the Security Agent, the Registrar and the Paying Agents a certified list of authorized signatories that are authorized to act on behalf of the Issuer hereunder.

SECTION 7.03.    Individual Rights of Trustee and Security Agent.

The Trustee and the Security Agent, each in its individual or any other capacity may become the owner or pledgee of Notes and may otherwise deal with the Issuer, its Subsidiaries or its respective Affiliates with the same rights it would have if it were not Trustee or Security Agent. However, in the event that the Trustee acquires any conflicting interest it must eliminate such conflict within 90 days or resign. However, the Trustee must comply with Section 7.10.

SECTION 7.04.    Disclaimer of Trustee and Security Agent.

The Trustee and the Security Agent shall not be responsible for and make no representation as to the validity, legality, enforceability, sufficiency or adequacy of this Indenture, the Notes, the Guarantees or the Security Documents or the Collateral covered thereby, and they shall not be accountable for the Issuer’s use of the Notes, the proceeds from the Notes or any money paid to the Issuer pursuant to the provisions hereof, and they shall not be responsible for any statement of the Issuer’s in this Indenture, the Guarantees, the Security Documents or any document issued in connection with the sale of Notes or any statement in the Notes other than, with respect to the Trustee, the Trustee’s certificate of authentication. Each of the Trustee and the Security Agent makes no representations with respect to the effectiveness or adequacy of this Indenture.

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SECTION 7.05.    Notice of Default.

If a Default or Event of Default occurs and is continuing of which a Responsible Officer of the Trustee shall have received written notification at the Trustee’s Corporate Trust Office, the Trustee shall deliver electronically or mail to each Holder notice of the uncured Default or Event of Default within 90 days after its receipt of such notice of Default or Event of Default. Except in the case of a Default in payment of principal of, or interest, or premium on, any Note, including an accelerated payment and the failure to make a payment on the Change of Control Payment Date pursuant to a Change of Control Offer, the Collateral Sale Payment Date pursuant to a Collateral Sale Offer or on the Total Loss Event Payment Date pursuant to a Total Loss Event Offer, the Trustee may withhold the notice if and so long as the Trustee in good faith determines that withholding the notice is in the interest of the Holders.

SECTION 7.06.    [Reserved].

SECTION 7.07.    Compensation and Indemnity.

(a)    The Issuer shall pay to the Trustee from time to time such compensation as the Issuer and the Trustee shall from time to time agree in writing for its services rendered by it hereunder and under the Intercreditor Agreement and the Security Documents. The Trustee’s compensation shall not be limited by any law on compensation of a trustee of an express trust. The Issuer shall reimburse the Trustee promptly upon request for all properly incurred disbursements, expenses and advances (including but not limited to properly incurred fees and expenses of counsel, costs of collection, costs of preparing and reviewing reports, certificates and other documents, costs of preparation and mailing of notices to Holders, in addition to the compensation for its services) incurred or made by it in addition to the compensation for its services, except any such disbursements, expenses and advances as may be attributable to the Trustee’s negligence, bad faith or willful misconduct (as conclusively determined by the final judgment of a court of competent jurisdiction, no longer subject to appeal or review). Such expenses shall include the properly incurred fees and expenses of the Trustee’s agents, counsel, accountants, experts, any co-trustee or any separate trustee.

(b)    The Issuer shall defend, indemnify and hold the Trustee and any predecessor Trustee and their respective officers, directors, employees and agents harmless against, any and all losses, damages, claims, liabilities, penalties, suits, causes of action, judgments expenses (including, but not limited to, attorneys’ fees and expenses), actions, stamp or other taxes (other than taxes based upon, measured by or determined by the income of such Person), of whatever kind or nature regardless of their merit, demanded, asserted or claimed against any of them directly or indirectly relating to or arising out of or in connection with the acceptance or administration of this trust, the Intercreditor Agreement or the Security Documents including all properly incurred costs and expenses of enforcing this Indenture, defending themselves against or investigating any claim or liability in connection with the exercise or performance of any of the Trustee’s rights, powers or duties hereunder or thereunder; provided however that the Issuer need not indemnify against any loss, liability or expense incurred by the Trustee as a result of its own willful misconduct, negligence or bad faith (as conclusively determined by the final judgment of a court of competent jurisdiction, no longer subject to appeal or review). The Issuer need not pay for any settlement made without its written consent, which consent shall not be unreasonably withheld or delayed.

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(c)    All indemnities to be paid under this Indenture to the Trustee or the Security Agent shall be payable immediately when due in U.S. dollars (“Dollars”) in the full amount due, without deduction for any variation in any Rate of Exchange (as defined below). The Issuer hereby agrees to indemnify each of the Trustee and the Security Agent against any losses, damages, penalties, costs, expenses or disbursements of any kind or nature whatsoever, including, without limitation, attorney’s fees and expenses, incurred by the Trustee or the Security Agent as a result of any judgment or order being given or made for the amount due hereunder and such judgment or order being expressed and paid in a currency (the “Judgment Currency”) other than Dollars and as a result of any variation as between (i) the rate of exchange at which the dollar amount is converted into Judgment Currency for the purpose of such judgment or order, and (ii) the Rate of Exchange at which the Trustee or the Security Agent, as applicable, is then able to purchase Dollars with the amount of the Judgment Currency actually received by the Trustee or the Security Agent, as applicable. The indemnity set forth in this Section 7.07(c) shall constitute a separate and independent obligation of the Issuer and shall continue in full force and effect notwithstanding any such judgment or order as aforesaid. The term “Rate of Exchange” means the rate at which the Trustee or the Security Agent, as applicable, is able to purchase Dollars with the Judgment Currency on the foreign exchange market on the relevant date and shall include any premiums and other reasonable costs of exchange payable in connection with the purchase or, or conversion into, the relevant currency.

(d)    To secure the Issuer’s payment obligations in this Section 7.07, the Trustee shall have a Lien prior to the Notes against all money or property held or collected by the Trustee, in its capacity as Trustee, except money or property held in trust to pay principal and interest on particular Notes.

(e)    When the Trustee incurs expenses or renders services after a Default specified in Section 6.01(9) or (10) occurs, such expenses (including the fees and expenses of counsel) and the compensation for such services are intended to constitute expenses of administration under any Bankruptcy Law or any law relating to creditors’ rights generally.

(f)    Notwithstanding any other provision in this Indenture, the foregoing provisions of this Section 7.07 shall survive the satisfaction and discharge of this Indenture or the appointment of a successor Trustee.

SECTION 7.08.    Replacement of Trustee.

(a)    The Trustee may resign at any time upon 30 days’ written notice to the Issuer in writing. The Holders of a majority in principal amount of the outstanding Notes may remove the Trustee upon 30 days written notice to the Issuer and the Issuer may appoint a successor Trustee. The Issuer may remove the Trustee at any time if:

(1)    the Trustee fails to comply with Section 7.10;

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(2)    the Trustee is adjudged a bankrupt or an insolvent or an order for relief is entered with respect to the Trustee under any Bankruptcy Law;

(3)    a receiver or other public officer takes charge of the Trustee or its property; or

(4)    the Trustee becomes incapable of acting as Trustee hereunder.

(b)    If the Trustee resigns or is removed or if a vacancy exists in the office of the Trustee for any reason, the Issuer shall notify each Holder of such event and shall promptly appoint a successor Trustee. Within one year after the successor Trustee takes office, the Holders of a majority in principal amount of the then outstanding Notes may appoint a successor Trustee to replace the successor Trustee appointed by the Issuer.

(c)    A successor Trustee shall deliver a written acceptance of its appointment to the retiring Trustee and to the Issuer. Immediately after that, the retiring Trustee shall transfer, after payment of all sums then owing to the Trustee pursuant to Section 7.07, all property held by it as Trustee hereunder and under the Security Documents to the successor Trustee, subject to the Lien provided in Section 7.07, the resignation or removal of the retiring Trustee shall become effective, and the successor Trustee shall have all the rights, powers and duties of the Trustee under this Indenture. A successor Trustee shall deliver electronically or mail notice of its succession to each Holder. All costs incurred in connection with any resignation or removal hereunder shall be borne by the Issuer.

(d)    Any resignation or removal of the Trustee pursuant to this Indenture shall be deemed to be a resignation or removal of the Trustee under the Intercreditor Agreement and the Security Documents and any appointment of a successor Trustee pursuant to this Indenture shall be deemed to be an appointment of such person as a successor to the Trustee under the Intercreditor Agreement and the Security Documents and such successor shall assume all of the obligations of the Trustee under the Intercreditor Agreement and the Security Documents.

(e)    If a successor Trustee does not take office within 60 days after the retiring Trustee resigns or is removed, the retiring Trustee, the Issuer or the Holders of at least 10% in principal amount of the outstanding Notes may petition, at the expense of the Issuer, any court of competent jurisdiction for the appointment of a successor Trustee at the expense of the Issuer.

(f)    If the Trustee fails to comply with Section 7.10, any Holder may petition any court of competent jurisdiction for the removal of the Trustee and the appointment of a successor Trustee.

(g)    Notwithstanding replacement of the Trustee pursuant to this Section 7.08, or the resignation or removal of any Agent, the Issuer’s obligations under Section 7.07 shall continue for the benefit of the retiring Trustee or the retiring Agent, as applicable.

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SECTION 7.09.    Successor Trustee by Merger, Etc.

If the Trustee consolidates with, merges or converts into, or transfers all or substantially all of its corporate trust business to, another Person, the successor Person, without any further act, shall, if such resulting, surviving or transferee Person is otherwise eligible hereunder, be the successor Trustee; provided that such Person shall be otherwise qualified and eligible under this Article Seven.

SECTION 7.10.    Eligibility; Disqualification.

There will at all times be a Trustee hereunder that is a corporation organized and doing business under the laws of England and Wales, or the United States of America or of any state thereof that is authorized under such laws to exercise corporate trustee power, that is subject to supervision or examination by federal or state authorities.

ARTICLE EIGHT

SATISFACTION OR DISCHARGE OF INDENTURE; DEFEASANCE

SECTION 8.01.    Termination of the Issuer’s Obligations.

(a)    The Issuer may terminate its obligations under the Notes and this Indenture and the obligations of the Guarantors under the Guarantees and this Indenture and this Indenture shall be discharged and shall cease to be of further effect as to all Notes issued hereunder and then outstanding, except those obligations referred to in Section 8.01(c), when:

(1)    either:

(A)    all Notes that have been authenticated, except lost, stolen or destroyed Notes that have been replaced or paid and Notes for whose payment money has been deposited in trust or segregated and held in trust by the Issuer and thereafter repaid to the Issuer or discharged from the trust, have been delivered to the Trustee for cancellation; or

(B)    all Notes that have not been delivered to the Trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or will become due and payable within one year or have been called for redemption pursuant to Section 5, Section 6 or Section 7 of the Notes and the Issuer has irrevocably deposited or caused to be deposited with the Trustee, or another entity designated for such purpose, as trust funds in trust solely for the benefit of the Holders, cash or Cash Equivalents in U.S. dollars, non-callable Government Securities, or a combination thereof, in amounts as shall be sufficient, without consideration of any reinvestment of interest, to pay and discharge the entire Indebtedness on the Notes not delivered to the Trustee for cancellation for principal, premium and accrued interest, if any, to the date of maturity or redemption;

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(2)    no Default or Event of Default has occurred and is continuing on the date of the deposit (other than an Event of Default resulting from the borrowing of funds to be applied to such deposit including the incurrence of Liens in connection with such borrowings) and the deposit shall not result in a breach or violation of, or constitute a default under this Indenture;

(3)    the Issuer or any Guarantor has paid or caused to be paid all sums payable by them under this Indenture; and

(4)    the Issuer has delivered irrevocable instructions to the Trustee under this Indenture to apply the deposited money toward the payment of the Notes at maturity or on the Redemption Date, as the case may be.

(b)    In addition, the Issuer must deliver an Officer’s Certificate and an Opinion of Counsel to the Trustee and the Security Agent each stating that all conditions precedent to satisfaction and discharge have been satisfied and the Trustee and the Security Agent may rely on such Officer’s Certificate and Opinion of Counsel exclusively.

(c)    In the case of Section 8.01(a)(1)(B), and subject to the next sentence and notwithstanding Section 8.01(b), the Issuer’s obligations in Sections 2.03, 2.05, 2.06, 2.07, 2.08, 2.12, 4.01, 4.02, 4.03 (as to legal existence of the Issuer only), 7.07, 8.05, 8.06, 8.07 and 8.08 shall survive until the Notes are no longer outstanding pursuant Section 2.08(c). After the Notes are no longer outstanding, the Issuer’s obligations in Sections 7.07, 8.06 and 8.07 shall survive.

(d)    After such delivery or irrevocable deposit, the Trustee upon request shall acknowledge in writing the discharge of the Issuer’s obligations under the Notes and this Indenture except for those surviving obligations specified above.

SECTION 8.02.    Option to Effect Legal Defeasance or Covenant Defeasance.

The Issuer may, at the option of its Boards of Directors evidenced by a Board Resolution set forth in an Officer’s Certificate, and at any time, elect to have either Section 8.03 or 8.04 applied to all outstanding Notes and all obligations of any Guarantor upon compliance with the conditions set forth in this Article Eight.

SECTION 8.03.    Legal Defeasance.

(a)    Upon the Issuer’s exercise under Section 8.02 of the option applicable to this Section 8.03, the Issuer and each of the Guarantors shall, subject to the satisfaction of the conditions set forth in Section 8.05, be deemed to have been discharged from their obligations with respect to all outstanding Notes (including the Guarantees) on the date the conditions set forth below are satisfied (hereinafter, “Legal Defeasance”). Such Legal Defeasance means that the Issuer and the Guarantors shall be deemed to have paid and discharged the entire Indebtedness represented by the outstanding Notes (including the Guarantees), which shall thereafter be deemed to be “outstanding” only for the purposes of Section 8.06 and the other Sections of this Indenture referred to in clauses (1) and (2) below, and to have satisfied all of their other obligations under such Notes, the Guarantees and this Indenture (and the Trustee, on

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demand of and at the expense of the Issuer, shall execute proper instruments acknowledging the same), except for the following provisions which shall survive until otherwise terminated or discharged hereunder:

(1)    the rights of Holders of outstanding Notes to receive payments in respect of the principal of or interest or premium, if any, on such Notes when such payments are due from the trust referred to in Section 8.06;

(2)    the Issuer’s obligations with respect to the Notes under Article Two and Section 4.02;

(3)    the rights, powers, trusts, duties, indemnities and immunities of the Trustee and the Security Agent hereunder, and the Issuer’s and the Guarantors’ obligations in connection therewith; and

(4)    this Article Eight.

(b)    Subject to compliance with this Article Eight, the Issuer may exercise its option under this Section 8.03 notwithstanding the prior exercise of its option under Section 8.04.

SECTION 8.04.    Covenant Defeasance.

Subject to the satisfaction of the conditions set forth in Section 8.05, upon the Issuer’s exercise under Section 8.02 of the option applicable to this Section 8.04, (i) the Issuer and each of the Guarantors shall be released from each of their obligations under the covenants contained in Sections 4.03 (other than with respect to the legal existence of the Issuer), 4.04, 4.05, 4.07, 4.09 through 4.27 and 5.01 (except for the covenants contained in clause (a)(1) thereof) with respect to the outstanding Notes on and after the date the conditions set forth in Section 8.05 are satisfied (hereinafter, “Covenant Defeasance”), (ii) the Issuer and the Guarantors may without condition cause the release of any Guarantees and of any Liens securing the Notes or the Guarantees, and (iii) the Notes shall thereafter be deemed not “outstanding” for the purposes of any direction, waiver, consent or declaration or act of Holders (and the consequences of any thereof) in connection with such covenants, but shall continue to be deemed “outstanding” for all other purposes hereunder (it being understood that such Notes shall not be deemed outstanding for accounting purposes). For this purpose, Covenant Defeasance means that, with respect to the outstanding Notes and Guarantees, the Issuer and the Guarantors may omit to comply with and shall have no liability in respect of any term, condition or limitation set forth in any such covenant, whether directly or indirectly, by reason of any reference elsewhere herein to any such covenant or by reason of any reference in any such covenant to any other provision herein or in any other document and such omission to comply, and any release of the Guarantees or of Liens securing the Notes or the Guarantees, shall not constitute a Default or an Event of Default under Section 6.01, but, except as specified above, the remainder of this Indenture and such Notes and Guarantees shall be unaffected thereby. In addition, upon the Issuer’s exercise under Section 8.02 of the option applicable to this Section 8.04, subject to the satisfaction of the conditions set forth in Section 8.05, Sections 6.01(3) through 6.01(8) shall not constitute Events of Default.

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SECTION 8.05.    Conditions to Legal or Covenant Defeasance.

(a)    In order to exercise either Legal Defeasance or Covenant Defeasance under either Sections 8.03 or 8.04:

(1)    the Issuer must irrevocably deposit with the Trustee or another entity designated for such purpose, in trust, for the benefit of the Holders, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in amounts as shall be sufficient, without consideration of any reinvestment of interest, in the opinion of a nationally recognized investment bank, appraisal firm or firm of independent public accountants, to pay the principal of or interest and premium, if any, on the outstanding Notes on the Stated Maturity or on the applicable Redemption Date, as the case may be, and the Issuer must specify whether the Notes are being defeased to maturity or to a particular Redemption Date;

(2)    in the case of an election under Section 8.03, the Issuer must deliver to the Trustee an Opinion of Counsel confirming that (a) the Issuer has received from, or there has been published by, the U.S. Internal Revenue Service a ruling or (b) since the Issue Date, there has been a change in the applicable U.S. federal income tax law, in either case to the effect that, and based thereon such Opinion of Counsel shall confirm that, the Holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and shall be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3)    in the case of an election under Section 8.04, the Issuer must deliver to the Trustee an Opinion of Counsel confirming that the Holders of the outstanding Notes shall not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Covenant Defeasance and shall be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4)    no Default or Event of Default has occurred and is continuing on the date of such deposit (other than a Default or Event of Default resulting from, or otherwise arising in connection with, the borrowing of funds to be applied to such deposit and the grant of any Lien securing such borrowing);

(5)    such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under, any material agreement or instrument (other than this Indenture) to which the Issuer or any of its Subsidiaries is a party or by which the Issuer or any of its Subsidiaries is bound;

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(6)    the Issuer must deliver to the Trustee an Officer’s Certificate stating that the deposit was not made by the Issuer with the intent of preferring the Holders over the other creditors of the Issuer or any of its Subsidiaries or with the intent of defeating, hindering, delaying or defrauding creditors of the Issuer or any of its Subsidiaries or others; and

(7)    the Issuer must deliver to the Trustee and the Security Agent an Officer’s Certificate and an Opinion of Counsel, each to the effect that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with and the Trustee and the Security Agent may rely on such Officer’s Certificate and Opinion of Counsel exclusively.

(b)    Notwithstanding the foregoing, the opinion of counsel required by clause (2) above with respect to an election under Section 8.03 need not be delivered if all Notes not theretofore delivered to the Trustee for cancellation shall become due and payable within one year under arrangements reasonably satisfactory to the Trustee for the giving of a notice of redemption by the Trustee in the name and at the expense of the Issuer.

(c)    If the funds deposited with the Trustee to effect Covenant Defeasance are insufficient to pay the principal of and interest on the Notes when due, then the obligations of the Issuer and the Guarantors under this Indenture will be revived and no such defeasance will be deemed to have occurred.

SECTION 8.06.    Deposited Money and Government Securities to be Held in Trust; Other Miscellaneous Provisions.

(a)    Subject to Section 8.08, all cash, Cash Equivalents and non-callable Government Securities (including the proceeds thereof) deposited with the Trustee (or other qualifying Trustee, collectively for purposes of this Section 8.06, the “Trustee”) pursuant to this Article Eight in respect of the outstanding Notes shall be held in trust and applied by the Trustee, in accordance with the provisions of such Notes and this Indenture, to the payment, either directly or through any Paying Agent as the Trustee may determine, to the Holders of such Notes of all sums due and to become due thereon in respect of principal, premium, if any, and interest, but such money need not be segregated from other funds except to the extent required by law.

(b)    The Issuer shall pay and indemnify the Trustee against any tax, fee or other charge imposed on or assessed against the cash or non-callable Government Securities deposited pursuant to Section 8.05 or the principal and interest received in respect thereof other than any such tax, fee or other charge which by law is for the account of the Holders of the outstanding Notes.

(c)    Notwithstanding anything in this Article Eight to the contrary, the Trustee shall deliver or pay to the Issuer from time to time upon the request of the Issuer any money or non-callable Government Securities held by it as provided in Section 8.05 which, in the opinion of a firm of independent public accountants or any investment bank or appraisal firm, in each case nationally recognized in the United States expressed in a written certification thereof

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delivered to the Trustee (which may be the opinion delivered under Section 8.05), are in excess of the amount thereof that would then be required to be deposited to effect an equivalent Legal Defeasance or Covenant Defeasance.

SECTION 8.07.    Repayment to the Issuer.

Any money deposited with the Trustee or any Paying Agent, in trust for the payment of the principal of, premium, if any, or interest on any Note and remaining unclaimed for two years after such principal, premium, if any, or interest has become due and payable shall promptly be paid to the Issuer on its written request or shall be discharged from such trust; and the Holder of such Note shall thereafter be permitted to look only to the Issuer for payment thereof, and all liability of the Trustee or such Paying Agent with respect to such trust money, and all liability of the Issuer as trustee thereof, shall thereupon cease.

SECTION 8.08.    Reinstatement.

If the Trustee or Paying Agent is unable to apply any United States dollars or non-callable Government Securities in accordance with this Article Eight, as the case may be, by reason of any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, then the Issuer’s and the Guarantors’ obligations under this Indenture, the Notes, the Guarantees and the Security Documents shall be revived and reinstated as though no deposit had occurred pursuant to this Article Eight until such time as the Trustee or Paying Agent is permitted to apply all such money in accordance with this Article Eight, as the case may be; provided, however, that (a) if the Issuer makes any payment of principal of, premium, if any, or interest on any Note following the reinstatement of its obligations, the Issuer shall be subrogated to the rights of the Holders of such Notes to receive such payment from the money held by the Trustee or Paying Agent and (b) so long as no payment Default or Event of Default has occurred and is continuing, unless otherwise required by any legal proceeding or any other order or judgment of any court or governmental authority, the Trustee or Paying Agent shall return all such money and U.S. Obligations (in each case to the extent remaining in their possession) to the Issuer promptly after receiving a written request therefore at any time, if such reinstatement of the Issuer’s obligations has occurred and continues to be in effect other than such money as has been applied to payment on the Notes. The Issuer shall be entitled to cure any event resulting in the reinstatement of its obligations hereunder.

ARTICLE NINE

AMENDMENTS, SUPPLEMENTS AND WAIVERS

SECTION 9.01.    Without Consent of Holders.

(a)    The Issuer, the Guarantors, the Trustee and the Security Agent, as applicable, may amend, waive, supplement or otherwise modify this Indenture, the Notes, the Guarantees, any Security Document or any other agreement or instrument entered into in connection with this Indenture without notice to or consent of any Holder:

(1)    to cure any ambiguity, omission, mistake, defect or inconsistency;

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(2)    to provide for uncertificated Notes in addition to or in place of certificated Notes;

(3)    to provide for the assumption of the Issuer’s or a Guarantor’s obligations to Holders and Guarantees in the case of a merger, amalgamation or consolidation or sale of all or substantially all of such Issuer’s or such Guarantor’s assets, as applicable;

(4)    to make any change that would provide any additional rights or benefits to the Holders or that does not materially adversely affect the legal rights under this Indenture of any such Holder;

(5)    to allow any Guarantor to execute a supplemental indenture and a Guarantee with respect to the Notes or to release a Guarantee or a security interest under the Notes or a Guarantee in accordance with the terms of this Indenture or to accede to the Intercreditor Agreement or any Additional Intercreditor Agreement;

(6)    to provide for the issuance of Additional Notes in accordance with the terms of this Indenture;

(7)    to evidence and provide for the acceptance of appointment under this Indenture by a successor Trustee or Security Agent;

(8)    to comply with the rules of any applicable securities depository;

(9)    to conform the text of this Indenture, the Guarantees, the Notes or the Security Documents to any provision of the “Description of Notes” in the Offering Memorandum to the extent that such provision in the “Description of Notes” was intended by the Issuer (as demonstrated by an Officer’s Certificate) to be a substantially verbatim recitation of a provision of this Indenture, the Guarantees, the Notes or the Security Documents;

(10)    to add to the covenants of the Issuer or any Subsidiary for the benefit of the Holders or surrender any rights or powers conferred upon the Issuer or any Subsidiary;

(11)    to provide for a reduction in the minimum denomination of the Notes;

(12)    to provide for the succession of any parties to the Security Documents, the Intercreditor Agreement or any Additional Intercreditor Agreement (and other amendments that are administrative or ministerial in nature) in connection with an amendment, renewal, extension, substitution, refinancing, restructuring, replacement, supplementing or other modification from time to time of the New Term Loan Facility or any other agreement that is not prohibited by this Indenture;

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(13)     to provide for the release, substitution or addition of Collateral or Guarantees in accordance with the terms of this Indenture, the Security Documents, the Intercreditor Agreement and any Additional Intercreditor Agreement; or

(14)    to enter into an Additional Intercreditor Agreement in accordance with the terms of this Indenture.

(b)    Upon the request of the Issuer accompanied by a Board Resolution of its Board of Directors authorizing the execution of any such amendment, waiver, supplement or other modification, and upon receipt by the Trustee and the Security Agent, of any documents required under Section 9.06, the Trustee and the Security Agent shall join with the Issuer and any Guarantors in the execution of such amendment, waiver, supplement or other modification. In connection with any such amendment, supplement or waiver, the Trustee and the Security Agent shall be entitled to receive and conclusively rely upon, an Officer’s Certificate and an Opinion of Counsel each stating that such amendment, supplement or waiver is authorized or permitted by the terms of this Indenture, the Intercreditor Agreement, the Additional Intercreditor Agreement (if applicable) and the Security Documents, and that all conditions precedent provided in this Indenture, the Intercreditor Agreement, the Additional Intercreditor Agreement (if applicable) and the Security Documents relating to the execution and delivery of such amendment, supplement or waiver have been complied with.

(c)    Notwithstanding the foregoing, neither the Trustee nor the Security Agent shall have any obligation to enter into any amendment, waiver, supplement or other modification that affects its own rights, protections, duties, indemnities or immunities under this Indenture, the Notes, the Guarantees, the Intercreditor Agreement, any Additional Intercreditor Agreement, any Security Document or any other agreement.

SECTION 9.02.    With Consent of Holders.

(a)    Subject to Sections 9.01 and this Section 9.02 and the Intercreditor Agreement and any Additional Intercreditor Agreement, the Issuer, the Guarantors, the Trustee and the Security Agent, together, with the written consent of the Holder or Holders of at least a majority in aggregate principal amount of the Notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes), may amend or supplement this Indenture, the Notes, the Guarantees, and any Security Document, and any existing Default or Event of Default or compliance with any provision of this Indenture, the Notes, the Guarantees or the Security Documents may be waived with the consent of the Holders of a majority in principal amount of the then outstanding Notes (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes).

(b)    Notwithstanding Section 9.02(a), without the consent of the Issuer and Holders representing at least 90% of the aggregate principal amount of Notes then outstanding, an amendment, supplement or waiver may not (with respect to any Notes held by a non-consenting Holder):

(1)    reduce the principal amount of Notes whose Holders must consent to an amendment, supplement or waiver;

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(2)    reduce the principal of or change the fixed maturity of any Note or alter the provisions with respect to the redemption of the Notes (other than the number of days in advance of the redemption of Notes that notice of redemption has been given) (it being understood that this clause (2) does not apply to Sections 4.09 and 4.23; and it being further understood that this clause (2) does not apply to the covenants contained in Sections 4.13 and 4.21 of this Indenture, which are covered by Section 9.02(c));

(3)    reduce the rate of or change the time for payment of interest on any Note;

(4)    waive a Default or Event of Default in the payment of principal of, or interest or premium, if any, on the Notes (except a rescission of acceleration of the Notes by the holders of at least a majority in aggregate principal amount of the then outstanding Notes in accordance with the provisions of this Indenture and a waiver of the payment default that resulted from such acceleration);

(5)    make any Note payable in money other than that stated in the Notes;

(6)    make any change in the provisions of this Indenture relating to waivers of past Defaults or the rights of Holders to receive payments of principal of, or interest or premium, if any, on the Notes, or Additional Amounts, if any;

(7)    waive a redemption payment with respect to any Note (it being understood that this clause (7) does not apply to a payment required by Sections 4.09 and 4.23; and it being further understood that this clause (7) does not apply to the covenants contained in Sections 4.13 and 4.21, which are covered by Section 9.02(c));

(8)    release any Guarantor from any of its obligations under its Guarantee or this Indenture, except in accordance with the terms of this Indenture, the Intercreditor Agreement or any applicable Additional Intercreditor Agreement;

(9)    release the Lien of the Security Agent for the benefit of the Trustee and Holders with respect to Collateral having a Fair Market Value in excess of $10.0 million (other than by operation of the terms of this Indenture, the Security Documents, the Intercreditor Agreement and any Additional Intercreditor Agreements);

(10)    expressly subordinate in right of payment the Notes or the Guarantees to any other Indebtedness of the Issuer or any Guarantor; or

(11)    make any change to this Section 9.02.

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(c)    In addition, without the consent of the Issuer and Holders of at least 80% in principal amount of the Notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes) an amendment, supplement or waiver may not amend, change or modify in any material respect the obligation of the Issuer to make and consummate a Collateral Sale Offer or a Total Loss Event Offer, as the case may be, or modify the provisions or definitions with respect thereto.

(d)    It shall not be necessary for the consent of the Holders under this Section 9.02 to approve the particular form of any proposed amendment, supplement or waiver but it shall be sufficient if such consent approves the substance thereof.

(e)    A consent to any amendment, supplement or waiver under this Indenture by any Holder given in connection with an exchange (in the case of an exchange offer) or a tender (in the case of a tender offer) of such Holder’s Notes shall not be rendered invalid by such tender or exchange.

(f)    After an amendment, supplement or waiver under this Section 9.02 becomes effective, the Issuer shall deliver electronically or mail to the Holders affected thereby a notice briefly describing the amendment, supplement or waiver. Any failure of the Issuer to mail such notice, or any defect therein, shall not, however, in any way impair or affect the validity of any such amendment, supplement or waiver.

SECTION 9.03.    [Reserved].

SECTION 9.04.    Revocation and Effect of Consents.

(a)    Until an amendment, waiver or supplement becomes effective, a consent to it by a Holder is a continuing consent by the Holder and every subsequent Holder of a Note or portion of a Note that evidences the same debt as the consenting Holder’s Note, even if notation of the consent is not made on any Note. However, any such Holder or subsequent Holder may revoke the consent as to his Note or portion of his Note by notice to the Trustee or the Issuer received before the date on which the Trustee and the Security Agent receives an Officer’s Certificate certifying that the Holders of the requisite principal amount of Notes have consented (and not theretofore revoked such consent) to the amendment, supplement or waiver.

(b)    The Issuer may, but shall not be obligated to, fix a record date for the purpose of determining the Holders entitled to consent to any amendment, supplement or waiver, which record date shall be prior to the first solicitation of such consent. If a record date is fixed, then notwithstanding the last sentence of Section 9.04(a), those Persons who were Holders at such record date (or their duly designated proxies), and only those Persons, shall be entitled to revoke any consent previously given, whether or not such Persons continue to be Holders after such record date. No such consent shall be valid or effective for more than 90 days after such record date. The Issuer shall inform the Trustee in writing of the fixed record date if applicable.

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SECTION 9.05.    Notation on or Exchange of Notes.

If an amendment, supplement or waiver changes the terms of a Note, the Issuer may require the Holder to deliver it to the Trustee. The Issuer shall provide the Trustee with an appropriate notation on the Note about the changed terms and cause the Trustee to return it to the Holder at the Issuer’s expense. Alternatively, if the Issuer or the Trustee so determine, the Issuer in exchange for the Note shall issue, and the Trustee shall authenticate, a new Note that reflects the changed terms. Failure to make the appropriate notation or issue a new Note shall not affect the validity and effect of such amendment, supplement or waiver.

SECTION 9.06.    Trustee and Security Agent To Sign Amendments, Etc.

(a)    The Trustee and the Security Agent shall execute any amendment, supplement or waiver authorized pursuant to this Article Nine; provided that neither the Trustee nor the Security Agent shall be obligated to, execute any such amendment, supplement or waiver which affects the Trustee’s or the Security Agent’s own rights, duties, indemnities or immunities under this Indenture, the Intercreditor Agreement, any Additional Intercreditor Agreement or the Security Documents. The Trustee and the Security Agent shall each be entitled to receive, and, subject to Section 7.01 (solely with respect to the Trustee), shall be fully protected in conclusively relying upon, an Opinion of Counsel and an Officer’s Certificate, each stating that the execution of any amendment, supplement or waiver authorized pursuant to this Article Nine is authorized or permitted by this Indenture, the Security Documents, the Intercreditor Agreement and any Additional Intercreditor Agreement. Such Opinion of Counsel shall be at the expense of the Issuer.

(b)    Upon the execution of any amended or supplemental indenture pursuant to and in accordance with this Article Nine, this Indenture shall be modified in accordance therewith, and such amended or supplemental Indenture shall form a part of this Indenture for all purposes; and every Holder of Notes theretofore or thereafter authenticated and delivered hereunder shall be bound thereby.

ARTICLE TEN

NOTE GUARANTEE

SECTION 10.01.    Unconditional Guarantee.

(a)    Subject to the provisions of this Article Ten, each of the Guarantors hereby, jointly and severally, unconditionally and irrevocably guarantees to each Holder of a Note authenticated and delivered by the Trustee and to the Trustee and its successors and assigns, irrespective of the validity and enforceability of this Indenture, the Notes, the Intercreditor Agreement, any Additional Intercreditor Agreement or the Security Documents or the obligations of the Issuer to the Holders or the Trustee hereunder or thereunder: (a) (x) the due and punctual payment of the principal of, premium, if any, and interest, if any, on the Notes when and as the same shall become due and payable, whether at maturity, upon redemption or repurchase, by acceleration or otherwise, (y) the due and punctual payment of interest on the overdue principal and (to the extent permitted by law) interest, if any, on the Notes and (z) the

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due and punctual payment and performance of all other obligations of the Issuer, in each case, to the Holders, the Security Agent or the Trustee hereunder or thereunder (including amounts due the Trustee under Section 7.07), all in accordance with the terms hereof and thereof (collectively, the “Guarantee Obligations”); and (b) in case of any extension of time of payment or renewal of any Notes or any of such other obligations, the due and punctual payment and performance of the Guarantee Obligations in accordance with the terms of the extension or renewal, whether at maturity, upon redemption or repurchase, by acceleration or otherwise. Failing payment when due of any amount so guaranteed, or failing performance of any other obligation of the Issuer to the Holders under this Indenture, under the Notes or under any Security Document, for whatever reason, each Guarantor shall be obligated to pay, or to perform or cause the performance of, the same immediately. An Event of Default under this Indenture, the Notes or the Security Documents shall constitute an Event of Default under the Guarantees, and shall entitle the Holders to accelerate the obligations of the Guarantors thereunder in the same manner and to the same extent as the obligations of the Issuer.

(b)    Each of the Guarantors hereby agrees that (to the extent permitted by law) its obligations hereunder shall be unconditional, irrespective of the validity, regularity or enforceability of the Notes, this Indenture, the Intercreditor Agreement, any Additional Intercreditor Agreement or the Security Documents, the absence of any action to enforce the same, any waiver or consent by any Holder with respect to any provisions hereof or thereof, any release of any other Guarantor, the recovery of any judgment against the Issuer, any action to enforce the same, whether or not a Guarantee is affixed to any particular Note, or any other circumstance which might otherwise constitute a legal or equitable discharge or defense of a Guarantor (other than payment). To the fullest extent permitted by law and subject to Section 6.06, each of the Guarantors hereby waives the benefit of diligence, presentment, demand of payment, filing of claims with a court in the event of insolvency or bankruptcy of the Issuer, any right to require a proceeding first against the Issuer, protest, notice and all demands whatsoever and covenants that its Guarantee shall not be discharged except by complete performance of the obligations contained in the Notes, this Indenture, this Guarantee, the Intercreditor Agreement, any Additional Intercreditor Agreement and the Security Documents. This Guarantee is a guarantee of payment and not of collection. If any Holder, the Security Agent or the Trustee is required by any court or otherwise to return to the Issuer or to any Guarantor, or any custodian, trustee, liquidator or other similar official acting in relation to the Issuer or such Guarantor, any amount paid by the Issuer or such Guarantor to the Trustee or such Holder, this Guarantee, to the extent theretofore discharged, shall be reinstated in full force and effect. Each Guarantor further agrees that, as between it, on the one hand, and the Holders, the Security Agent, and the Trustee, on the other hand, (a) subject to this Article Ten, the maturity of the obligations guaranteed hereby may be accelerated as provided in Article Six for the purposes of this Guarantee, notwithstanding any stay, injunction or other prohibition preventing such acceleration in respect of the obligations guaranteed hereby, and (b) in the event of any acceleration of such obligations as provided in Article Six, such obligations (whether or not due and payable) shall forthwith become due and payable by the Guarantors for the purpose of this Guarantee.

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SECTION 10.02.    Limitation on Guarantor Liability.

Each Guarantor, and by its acceptance of Notes, each Holder, hereby confirms that it is the intention of all such parties that the Guarantee of such Guarantor not constitute a fraudulent transfer or conveyance for purposes of Bankruptcy Law, the Uniform Fraudulent Conveyance Act, the Uniform Fraudulent Transfer Act or any similar federal, foreign, provincial or state law to the extent applicable to any Guarantee. To effectuate the foregoing intention, the Trustee, the Security Agent, the Holders and the Guarantors hereby irrevocably agree (to the extent required by such laws) that the obligations of such Guarantor under its Guarantee and this Article Ten shall be limited to the maximum amount as will, after giving effect to all other contingent and fixed liabilities of such Guarantor that are relevant under such laws, and after giving effect to any collections from, rights to receive contribution from or payments made by or on behalf of any other Guarantor in respect of the obligations of such other Guarantor under this Article Ten, result in the obligations of such Guarantor under its Guarantee not constituting a fraudulent transfer or conveyance. Each Guarantor that makes a payment for distribution under its Guarantee is entitled to a contribution from each other Guarantor in a pro rata amount based on the respective net assets of each Guarantor at the time of such payment determined in accordance with the Accounting Principles.

SECTION 10.03.    Notation not Required.

(a)    Neither the Issuer nor any Guarantor shall be required to make a notation on the Notes to reflect any Guarantee or any release, termination or discharge thereof.

(b)    Each Guarantor agrees that the Guarantees set forth in Section 10.01 will remain in full force notwithstanding any failure to endorse on each Note a notation of such Guarantee.

SECTION 10.04.    Release of a Guarantor.

(a)    A Guarantor shall be automatically and unconditionally released from its obligations under its Guarantee and its obligations under this Indenture in accordance with Sections 4.16 or as otherwise expressly permitted by this Indenture, including Articles Five and Eight hereof.

(b)    The Trustee and the Security Agent, as applicable, shall execute an appropriate instrument prepared by the Issuer evidencing the release of a Guarantor from its obligations under its Guarantee upon receipt of a request by the Issuer or such Guarantor accompanied by an Officer’s Certificate and an Opinion of Counsel each stating that all conditions precedent provided in the Debt Documents relating to the release of the Guarantee have been complied with; provided, however, that the legal counsel delivering such Opinion of Counsel may rely as to matters of fact on one or more Officer’s Certificates of the Issuer.

(c)    Except as set forth in Articles Four and Five and this Section 10.04, nothing contained in this Indenture or in any of the Notes shall prevent any consolidation or merger of a Guarantor with or into the Issuer or another Guarantor or shall prevent any sale or conveyance of the property of a Guarantor as an entirety or substantially as an entirety to the Issuer or another Guarantor.

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SECTION 10.05.    Waiver of Subrogation.

Until this Indenture is discharged and all of the Notes are discharged and paid in full, each Guarantor hereby irrevocably waives (to the extent it may lawfully do so) and agrees not to exercise any claim or other rights which it may now or hereafter acquire against the Issuer that arise from the existence, payment, performance or enforcement of the Issuer’s obligations under the Notes or this Indenture and such Guarantor’s obligations under this Guarantee and this Indenture, in any such instance including, without limitation, any right of subrogation, reimbursement, exoneration, contribution, indemnification, and any right to participate in any claim or remedy of the Holders against the Issuer, whether or not such claim, remedy or right arises in equity, or under contract, statute or common law, including, without limitation, the right to take or receive from the Issuer, directly or indirectly, in cash or other assets or by set-off or in any other manner, payment or security on account of such claim or other rights. If any amount shall be paid to any Guarantor in violation of the preceding sentence and any amounts owing to the Trustee, the Security Agent or the Holders under the Notes, this Indenture, or any other document or instrument delivered under or in connection with such agreements or instruments, shall not have been paid in full, such amount shall have been deemed to have been paid to such Guarantor for the benefit of, and held in trust for the benefit of, the Trustee, the Security Agent or the Holders and shall forthwith be paid to the Trustee for the benefit of itself, the Security Agent or such Holders to be credited and applied to the obligations in favor of the Trustee, the Security Agent or the Holders, as the case may be, whether matured or unmatured, in accordance with the terms of this Indenture. Each Guarantor acknowledges that it shall receive direct and indirect benefits from the financing arrangements contemplated by this Indenture and that the waiver set forth in this Section 10.05 is knowingly made in contemplation of such benefits.

SECTION 10.06.    Immediate Payment.

Each Guarantor agrees to make immediate payment to the Trustee on behalf of the Holders of all Guarantee Obligations owing or payable to the respective Holders upon receipt of a demand for payment therefor by the Trustee to such Guarantor in writing.

SECTION 10.07.    No Set-Off.

Each payment to be made by a Guarantor hereunder in respect of the Guarantee Obligations shall be payable in the currency or currencies in which such Guarantee Obligations are denominated, and, to the fullest extent permitted by law, shall be made without set-off, counterclaim, reduction or diminution of any kind or nature.

SECTION 10.08.    Guarantee Obligations Absolute.

The obligations of each Guarantor hereunder are and shall be absolute and unconditional and any monies or amounts expressed to be owing or payable by each Guarantor hereunder which may not be recoverable from such Guarantor on the basis of a Guarantee shall be recoverable from such Guarantor as a primary obligor and principal debtor in respect thereof.

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SECTION 10.09.    Guarantee Obligations Continuing.

The obligations of each Guarantor hereunder shall be continuing and shall remain in full force and effect until all such obligations have been paid and satisfied in full. Each Guarantor agrees with the Trustee that it shall, upon request by the Trustee or the Security Agent, deliver to the Trustee and the Security Agent suitable acknowledgments of this continued liability hereunder and under any other instrument or instruments relating to this Indenture.

SECTION 10.10.    [Reserved].

SECTION 10.11.    Guarantee Obligations Reinstated.

The obligations of each Guarantor hereunder shall continue to be effective or shall be reinstated, as the case may be, if at any time any payment which would otherwise have reduced the obligations of any Guarantor hereunder (whether such payment shall have been made by or on behalf of the Issuer or by or on behalf of a Guarantor) is rescinded or reclaimed from any of the Holders upon the insolvency, bankruptcy, liquidation or reorganization of the Issuer or any Guarantor or otherwise, all as though such payment had not been made. If demand for, or acceleration of the time for, payment by the Issuer or any other Guarantor is stayed upon the insolvency, bankruptcy, liquidation or reorganization of the Issuer or such Guarantor, all such Indebtedness otherwise subject to demand for payment or acceleration shall nonetheless be payable by each Guarantor as provided herein.

SECTION 10.12.    Guarantee Obligations Not Affected.

To the fullest extent permitted by law, the obligations of each Guarantor hereunder shall, subject to Section 10.04, not be affected, impaired or diminished in any way by any act, omission, matter or thing whatsoever, occurring before, upon or after any demand for payment hereunder (and whether or not known or consented to by any Guarantor or any of the Holders) which, but for this provision, might constitute a whole or partial defense to a claim against any Guarantor hereunder or might operate to release or otherwise exonerate any Guarantor from any of its obligations hereunder or otherwise affect such obligations, whether occasioned by default of any of the Holders or otherwise, including, without limitation:

(a)    any limitation of status or power, disability, incapacity or other circumstance relating to the Issuer or any other Person, including any insolvency, bankruptcy, liquidation, reorganization, readjustment, composition, dissolution, winding-up or other proceeding involving or affecting the Issuer or any other Person;

(b)    any irregularity, defect, unenforceability or invalidity in respect of any indebtedness or other obligation of the Issuer or any other Person under this Indenture, the Notes or any other document or instrument;

(c)    any failure of the Issuer or any other Guarantor, whether or not without fault on its part, to perform or comply with any of the provisions of this Indenture, the Notes or any Guarantee, or to give notice thereof to a Guarantor;

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(d)    the taking or enforcing or exercising or the refusal or neglect to take or enforce or exercise any right or remedy from or against the Issuer or any other Person or their respective assets or the release or discharge of any such right or remedy;

(e)    the granting of time, renewals, extensions, compromises, concessions, waivers, releases, discharges and other indulgences to the Issuer or any other Person;

(f)    any change in the time, manner or place of payment of, or in any other term of, any of the Notes, or any other amendment, variation, supplement, replacement or waiver of, or any consent to departure from, any of the Notes or this Indenture, including, without limitation, any increase or decrease in the principal amount of or premium, if any, or interest on any of the Notes;

(g)    any change in the ownership, control, name, objects, businesses, assets, capital structure or constitution of the Issuer or a Guarantor;

(h)    any merger or amalgamation of the Issuer or a Guarantor with any Person or Persons other than as set forth in Article Five;

(i)    the occurrence of any change in the laws, rules, regulations or ordinances of any jurisdiction by any present or future action of any governmental authority or court amending, varying, reducing or otherwise affecting, or purporting to amend, vary, reduce or otherwise affect, any of the Guarantee Obligations or the obligations of a Guarantor under its Guarantee; and

(j)    any other circumstance, other than release of a Guarantor pursuant to Section 10.04, that might otherwise constitute a legal or equitable discharge or defense of the Issuer under this Indenture or the Notes or of a Guarantor in respect of its Guarantee hereunder.

SECTION 10.13.    Waiver.

Without in any way limiting the provisions of Section 10.01, each Guarantor (to the extent it may lawfully do so) hereby waives notice of acceptance hereof, notice of any liability of any Guarantor hereunder, notice or proof of reliance by the Holders upon the obligations of any Guarantor hereunder, and diligence, presentment, demand for payment on the Issuer, protest, notice of dishonor or non-payment of any of the Guarantee Obligations, or other notice or formalities to the Issuer or any Guarantor of any kind whatsoever.

SECTION 10.14.    No Obligation To Take Action Against the Issuer.

None of the Trustee, the Security Agent or any other Person shall have any obligation to enforce or exhaust any rights or remedies against the Issuer or any other Person or any property of the Issuer or any other Person before the Trustee is entitled to demand payment and performance by any or all Guarantors of their liabilities and obligations under their Guarantees or under this Indenture.

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SECTION 10.15.    Dealing with the Issuer and Others.

The Holders, without releasing, discharging, limiting or otherwise affecting in whole or in part the obligations and liabilities of any Guarantor hereunder and without the consent of or notice to any Guarantor, may

(a)    grant time, renewals, extensions, compromises, concessions, waivers, releases, discharges and other indulgences to the Issuer or any other Person;

(b)    take or abstain from taking security or collateral from the Issuer or from perfecting security or collateral of the Issuer;

(c)    release, discharge, compromise, realize, enforce or otherwise deal with or do any act or thing in respect of (with or without consideration) any and all collateral, mortgages or other security given by the Issuer or any third party with respect to the obligations or matters contemplated by this Indenture or the Notes;

(d)    accept compromises or arrangements from the Issuer;

(e)    apply all monies at any time received from the Issuer or from any security upon such part of the Guarantee Obligations as the Holders may see fit or change any such application in whole or in part from time to time as the Holders may see fit; and

(f)    otherwise deal with, or waive or modify their right to deal with, the Issuer and all other Persons and any security as the Holders may see fit.

SECTION 10.16.    Default and Enforcement.

If any Guarantor fails to pay in accordance with Section 10.06 hereof, the Trustee may proceed in its name as trustee hereunder in the enforcement of the Guarantee of any such Guarantor and such Guarantor’s obligations thereunder and hereunder by any remedy provided by law, whether by legal proceedings or otherwise, and to recover from such Guarantor the obligations.

SECTION 10.17.    Acknowledgment.

Each Guarantor hereby acknowledges communication of the terms of this Indenture, the Notes and the Guarantees, consents to and approves of the same.

SECTION 10.18.    Costs and Expenses.

Each Guarantor shall pay on demand by the Trustee or the Security Agent any and all properly incurred costs, fees and expenses (including, without limitation, properly incurred legal fees of counsel) incurred by the Trustee, the Security Agent or their respective agents, advisors and counsel or any of the Holders in enforcing any of their rights under any Guarantee.

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SECTION 10.19.    Cumulative Remedies.

No failure to exercise and no delay in exercising, on the part of the Trustee, the Security Agent or the Holders, any right, remedy, power or privilege hereunder or under this Indenture or the Notes, shall operate as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder or under this Indenture or the Notes preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege. The rights, remedies, powers and privileges in the Guarantee and under this Indenture, the Notes and any other document or instrument between a Guarantor and/or the Issuer and the Trustee are cumulative and not exclusive of any rights, remedies, powers and privilege provided by law.

SECTION 10.20.    Survival of Guarantee Obligations.

Without prejudice to the survival of any of the other obligations of each Guarantor hereunder, the obligations of each Guarantor under Section 10.01 shall survive the payment in full of the Guarantee Obligations and shall be enforceable against such Guarantor, to the fullest extent permitted by law, without regard to and without giving effect to any defense, right of offset or counterclaim available to or which may be asserted by the Issuer or any Guarantor.

SECTION 10.21.    Guarantee in Addition to Other Guarantee Obligations.

The obligations of each Guarantor under its Guarantee and this Indenture are in addition to and not in substitution for any other obligations to the Trustee, the Security Agent or to any of the Holders in relation to this Indenture or the Notes and any guarantees or security at any time held by or for the benefit of any of them.

SECTION 10.22.    Severability.

Any provision of this Article Ten which is prohibited or unenforceable in any jurisdiction shall not invalidate the remaining provisions and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction unless its removal would substantially defeat the basic intent, spirit and purpose of this Indenture and this Article Ten.

SECTION 10.23.    Successors and Assigns.

Subject to the provisions herein relating to the release of Guarantees, each Guarantee shall be binding upon and inure to the benefit of each Guarantor and the Trustee, the Security Agent and the other Holders and their respective successors and permitted assigns.

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ARTICLE ELEVEN

SECURITY DOCUMENTS

SECTION 11.01.    Collateral and Security Documents.

(a)    In order to secure the due and punctual payment of the principal of, premium, if any, and interest on the Notes and all other amounts payable by the Issuer and the Guarantors under this Indenture, the Notes and the Guarantees when and as the same shall be due and payable, whether at maturity, by acceleration or otherwise, according to the terms of the Notes, the Guarantees and this Indenture, the Issuer and each of the Vessel Guarantors have granted security interests in and Liens on the Collateral owned by it to the Security Agent on behalf of the Secured Parties pursuant to this Indenture, the Intercreditor Agreement and the Security Documents.

(b)    Each Holder, by accepting a Note, consents and agrees to all of the terms, conditions and provisions of the Security Documents (including without limitation, provisions providing for release of Collateral), the Intercreditor Agreement and this Indenture, as the same may be amended from time to time pursuant to the provisions of the Security Documents, the Intercreditor Agreement and this Indenture and directs the Security Agent to sign these documents.

(c)    Unless an Event of Default shall have occurred and be continuing, the Issuer or the applicable Vessel Guarantor will have the right to remain in possession and retain exclusive control of the Collateral securing the Notes or the Guarantee of such Guarantor (other than the Equity Interests of the Vessel Guarantors and other than as set forth in the Security Documents), to freely operate or use the Collateral, to alter, maintain or repair the Collateral in the ordinary course, and to collect, invest and dispose of any income thereon. In addition, unless an Event of Default shall have occurred and be continuing, the Issuer and any Vessel Guarantor may amend, modify, supplement, replace, extend, renew or waive any term of, or terminate, or take any other action with respect to any assigned rights, property or contracts comprising the Collateral to the extent not otherwise prohibited by the terms of this Indenture, including Section 4.14.

SECTION 11.02.    Recording, Etc.

(a)    The Issuer and the Vessel Guarantors shall take or cause to be taken, within the time period permitted in this Indenture or the Security Documents, all action reasonably necessary or required to perfect, maintain, preserve and protect the Security Interests in the Collateral granted by the Security Documents, including, but not limited to, causing all financing statements (it being understood that, as of the Issue Date, no financing statements are necessary or required to be filed in any state of the United States or the District of Columbia to perfect the Security Interests in the Collateral (as in existence on the Issue Date) granted by the Security Documents) and other instruments of further assurance, including, without limitation, continuation statements covering security interests in personal property to be promptly recorded, registered and filed, and at all times to be kept recorded, registered and filed, and shall execute and file such financing statements and cause to be issued and filed such continuation statements,

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all in such manner and in such places as may be required by law fully to preserve and protect the rights of the Holders, the Trustee and the Security Agent under this Indenture and the Security Documents to all property comprising the Collateral.

(b)    The Issuer and the Vessel Guarantors shall from time to time, within the time period permitted in this Indenture or the Security Documents, promptly pay and discharge all mortgage and financing and continuation statement recording and/or filing fees, charges and taxes relating to this Indenture and the Security Documents, any amendments thereto and any other instruments of further assurance.

(c)    The Issuer shall furnish to the Trustee and Security Agent (i) at the time of execution and delivery of this Indenture, Opinion(s) of Counsel to the effect that, in the opinion of such counsel, this Indenture and the grant of a Security Interest in the Collateral intended to be made by each Security Document (other than the ship mortgages) and all other instruments of further assurance or assignment have been properly recorded and filed to the extent necessary to perfect the Security Interests created by each such Security Document and reciting the details of such action; and (ii) within 30 calendar days of the Issue Date, Opinions of Counsel to the effect that, in the opinion of such counsel, the grant of a Security Interest in the Collateral intended to be made by each ship mortgage over each Existing Mortgaged Vessel and all other instruments of further assurance or assignment have been properly recorded and filed to the extent necessary to perfect the Security Interests created by each such Security Document and reciting the details of such action. For the avoidance of doubt, such Opinion(s) of Counsel may contain qualifications and assumptions in respect of acknowledgements that are not required to be delivered in accordance with Section 11.09, in addition to customary assumptions and qualifications.

SECTION 11.03.    Disposition of Collateral Without Release.

(a)    Notwithstanding the provisions of Section 11.04, so long as no Event of Default shall have occurred and be continuing, the Issuer or any Vessel Guarantor may, in accordance with the provisions of this Indenture, without any release or consent by the Trustee or the Security Agent:

(A)    sell or otherwise dispose of any machinery, equipment, furniture, tools, materials or supplies or other similar property subject to the Lien of the Security Documents, which may have become worn out or obsolete;

(B)    grant rights-of-way and easements over or in respect of any real property; provided, however, that such grant will not, in the reasonable opinion of the Board of Directors of the Issuer or the relevant Vessel Guarantor, as the case may be, materially impair the usefulness of such property in the conduct of the Issuer’s business and will not be materially prejudicial to the interests of the Holders;

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(C)    abandon, terminate, cancel, release, extend, renew, replace, amend or modify any leases, contracts or rights-of-way subject to the Lien of any of the Security Documents or surrender or modify any franchise, license or permit subject to the Lien of any of the Security Documents which it may own or under which it may be operating;

(D)    alter, repair, replace, change the location or position of and add to its plants, structures, machinery, systems, equipment, fixtures and appurtenances;

(E)    demolish, dismantle, tear down or scrap any Collateral (other than the Mortgaged Vessels), or abandon any thereof (other than the Mortgaged Vessels), if in the good faith opinion of the Issuer or the relevant Vessel Guarantor, as the case may be, such demolition, dismantling, tearing down, scrapping or abandonment is in the interests of the Issuer or the relevant Vessel Guarantor, as the case may be, and the Fair Market Value and utility of the Collateral as an entirety will not thereby be impaired in any material respect; or

(F)    apply insurance proceeds received under such circumstances other than a Total Loss Event to the repair of the Mortgaged Vessel to which such insurance proceeds related in accordance with the Security Documents.

(b)    In the event that the Issuer or any Vessel Guarantor has sold, exchanged or otherwise disposed of or proposes to sell, exchange or otherwise dispose of any portion of the Collateral which under the provisions of this Section 11.03 may be sold, exchanged or otherwise disposed of by the Issuer or such Vessel Guarantor without any release or consent of the Trustee or the Security Agent, and the Issuer or such Vessel Guarantor, as the case may be, requests the Security Agent to furnish a written disclaimer, release or quitclaim of any interest in such property under any of the Security Documents, the Security Agent shall, at the cost and expense of the Issuer and the Vessel Guarantor, promptly execute such an instrument upon delivery to the Trustee and the Security Agent of (i) an Officer’s Certificate by the Issuer or such Vessel Guarantor, as the case may be, (A) reciting the sale, exchange or other disposition made or proposed to be made and describing in reasonable detail the property affected thereby, and stating that such property is property which by the provisions of this Section 11.03 may be sold, exchanged or otherwise disposed of or dealt with by the Issuer or such Vessel Guarantor, as the case may be, without any release or consent of the Trustee or the Security Agent, and (B) that all conditions precedent provided in this Indenture, the Guarantees, the Notes and the Security Documents relating to the written disclaimer, release or quitclaim of any interest in such property have been complied with, and (ii) an Opinion of Counsel stating that (A) the sale, exchange or other disposition made or proposed to be made was duly taken by the Issuer or such Vessel Guarantor, as the case may be, in conformity with a designated subsection of Section 11.03(a) and that the execution of such written disclaimer, release or quitclaim is appropriate under this Section 11.03, and (B) that all conditions precedent provided in this Indenture, the Guarantees, the Notes and the Security Documents relating to the written disclaimer, release or quitclaim of any interest in any such property have been complied with.

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(c)    Any disposition of Collateral made in compliance with the provisions of this Section 11.03 shall be deemed not to impair the Security Interests in contravention of the provisions of this Indenture.

(d)    Any such disclaimer, release or quitclaim shall be without recourse to, or any representation or warranty by, the Trustee or the Security Agent.

SECTION 11.04.    Release of Collateral.

(a)    The Issuer and each Vessel Guarantor shall have the right to sell, exchange or otherwise dispose of any of the Collateral owned by it, upon compliance with the requirements and conditions of this Section 11.04, and the Security Agent shall release the same from the Lien of this Indenture and the Security Documents, as the case may be, upon receipt by the Trustee and the Security Agent of a direction from the Issuer and any applicable Vessel Guarantor directing such release and describing the property to be so released, together with delivery of the following:

(A)    an Officer’s Certificate of the Issuer or the relevant Vessel Guarantor, as the case may be, dated the date of the application for such release, in each case stating in substance the following:

(i)    the release complies with Section 4.13, Section 4.21, this Section 11.04 and Section 11.09, as applicable;

(ii)    no Default or Event of Default has occurred and is continuing (unless the holders of a majority in aggregate principal amount of the outstanding Notes have consented to such action); and

(iii)    all conditions precedent in this Indenture, the Intercreditor Agreement, any Additional Intercreditor Agreement and the Security Documents relating to the release of the Collateral in question have been complied with; and

(B)    one or more Opinions of Counsel which, when considered collectively, shall be substantially to the effect that all conditions precedent provided in this Indenture, the Intercreditor Agreement, any Additional Intercreditor Agreement and the Security Documents relating to the release of the Collateral have been complied with.

(b)    In connection with any release, the Issuer and the Vessel Guarantors shall (i) execute, deliver and record or file and obtain such instruments as may be required, including, without limitation, amendments to the Security Documents and (ii) deliver to the Security Agent and the Trustee evidence of the satisfaction of the applicable provisions of this Indenture, the Intercreditor Agreement and the Security Documents as set forth in this Indenture, the Intercreditor Agreement and the Security Documents.

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(c)    For the avoidance of doubt, the release of Collateral may be made prior to the consummation of any sale, exchange or other disposition of such Collateral, provided that such transaction otherwise complies with Section 4.13, Section 4.21, this Section 11.04 and Section 11.09, as applicable.

(d)    Notwithstanding any provision of this Section 11.04 to the contrary, any Collateral may be released in accordance with an enforcement action pursuant to the provisions of the Intercreditor Agreement or any Additional Intercreditor Agreement.

(e)    The Security Agent and the Trustee (but only if required) shall take all reasonable actions requested by the Issuer that are necessary to effectuate any release of Collateral securing the Notes and the Guarantees, in accordance with the provisions of this Indenture, the Intercreditor Agreement or any Additional Intercreditor Agreement and the relevant Security Document. Each of the releases set forth in this Section 11.04 shall be effected by the Security Agent without the consent of the Holders or any action on the part of the Trustee (unless action is required by it to effectuate release).

(f)    Any releases of Collateral made in compliance with the provisions of this Section 11.04 shall be deemed not to impair the Security Interests created by this Indenture or the Security Documents, as the case may be, in favor of the Security Agent on behalf of the Trustee or the Holders of the Notes or any Additional Notes, in contravention of the provisions of this Indenture.

(g)    The foregoing provisions shall not permit the Security Agent to release or grant any waivers or otherwise take any action with respect to releasing the Liens of any Secured Party under the Intercreditor Agreement other than the Trustee and the Holders over any Collateral securing liabilities owed to any such Secured Parties (and any such release, waiver or action shall be governed by the Debt Documents applicable to such Secured Parties, the Intercreditor Agreement and any Additional Intercreditor Agreement), and the Security Agent may refrain without liability from any action requested hereunder if it has not been authorized to take such action by the terms of such Debt Documents or the relevant Secured Parties, to the extent applicable (as determined by the Security Agent).

SECTION 11.05.    [Reserved].

SECTION 11.06.    Suits to Protect the Collateral.

Following an Event of Default, subject to the provisions of the Intercreditor Agreement and the Security Documents, the Security Agent shall have the power but not the obligation (upon notice to the Trustee) to institute and to maintain such suits and proceedings to prevent any impairment of the Collateral by any acts which may be unlawful or in violation of any of the Security Documents or this Indenture, and such suits and proceedings to preserve or protect its interests and the interests of the Holders in the Collateral (including power to institute and maintain suits or proceedings to restrain the enforcement of or compliance with any

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legislative or other governmental enactment, rule or order that may be unconstitutional or otherwise invalid if the enforcement of, or compliance with, such enactment, rule or order would impair the Security Interests or be prejudicial to the interests of the Holders, the Trustee or the Security Agent).

SECTION 11.07.    Purchaser Protected.

In no event shall any purchaser in good faith of any property purported to be released hereunder be bound to ascertain the authority of the Security Agent to execute the release or to inquire as to the existence or satisfaction of any conditions required by the provisions hereof for the exercise of such authority; nor shall any purchaser or other transferee of any property or rights permitted by this Article Eleven to be sold or otherwise disposed of by the Issuer or a Vessel Guarantor be under obligation to ascertain or inquire into the authority of the Issuer or any applicable Vessel Guarantor to make any such sale or other transfer.

SECTION 11.08.    Powers Exercisable by Receiver or Trustee.

In case the Collateral owned by the Issuer or any Vessel Guarantor shall be in the possession of a receiver or trustee, lawfully appointed, the powers conferred in this Article Eleven, the Intercreditor Agreement and the Security Documents upon the Issuer and the Vessel Guarantors with respect to the release, sale or other disposition of such property may be exercised by such receiver or trustee, and an instrument signed by such receiver or trustee shall be deemed the equivalent of any similar instrument of the Issuer or the relevant Vessel Guarantor, as the case may be, or of any officer or officers thereof required by the provisions of this Article Eleven.

SECTION 11.09.    Addition and Substitution of Collateral; Designation as a Mortgaged Vessel.

(a)    The Issuer or any Vessel Guarantor may at its option, at any time and from time to time, substitute Collateral for Mortgaged Vessels of an aggregate equivalent or greater Fair Market Value (as assessed on a like-for-like basis), including without limitation in connection with any refinancing transaction, or add further Mortgaged Vessels to the Collateral; provided that (i) in the case of a substitution only, at the time of such substitution no Default or Event of Default shall have occurred and be continuing and (ii) such substitution or addition shall comply with this Section 11.09.

(b)    If the Issuer or any Subsidiary:

(1)    provides security over additional assets which will constitute Collateral in accordance with the provisions of this Indenture and the Intercreditor Agreement or any Additional Intercreditor Agreement; or

(2)    elects to substitute Collateral with other assets that become Collateral or to apply any Net Proceeds or Total Loss Event Proceeds from disposals or losses of Collateral to acquire other assets that become Collateral, in each case in accordance with the applicable provisions of this Indenture,

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(c)    then within 10 Business Days of the date on which such additional or other assets are received, acquired, added or substituted, the Issuer or the Subsidiary that is the owner of such assets, shall, if it is not already a Vessel Guarantor, execute a Guarantee of the Notes and become a Vessel Guarantor under this Indenture (and must be or become a Wholly Owned Subsidiary of the Issuer at such time) and it shall provide security over such additional or other assets similar in material respects to the security provided with respect to the Collateral on the Issue Date, including, in the case of a Vessel, (i) a first-priority ship mortgage and (if relevant under applicable law) deed of covenant with respect to such Vessel substantially in the form required by this Indenture or otherwise in a customary form for the relevant jurisdiction (such ship mortgage having been duly received for recording in the appropriate registry office); (ii) a first-priority share pledge or charge (entered into by the Issuer or the Subsidiary that is the parent of such Vessel Guarantor) granting security over all the shares of such Vessel Guarantor and substantially in the form required by this Indenture or otherwise in a customary form for the relevant jurisdiction, together with relevant letter of resignation and authority to appoint new board members; (iii) first priority deeds of assignment granted by such Vessel Guarantor in respect of charters (in effect at the time or subsequently entered into), related guarantees (other than with respect to the OOCL Ningbo), if any, ship management agreements, insurances, charter earnings and requisition compensation relating to its Vessel, including, in respect of charters, only those charters with a fixed term at the time such security is granted exceeding six months (after giving effect to any optional extensions thereto, as if such extensions were exercised), in each case in force on the date of the deed of assignment, provided that each Vessel Guarantor shall use commercially reasonable endeavors to obtain any outstanding consents from third parties to the assignment of such charters and other agreements being assigned if those agreements cannot be assigned without consent; (iv) first priority account pledges or charges over such Vessel Guarantor’s earnings account granted by such Vessel Guarantor; and (v) first priority deeds of assignment or pledges over any intra-group loans (a) from the Issuer to such Vessel Guarantor or (b) from such Vessel Guarantor to the Issuer or any other Subsidiary of the Issuer. The Issuer shall also deliver (x) to the Trustee an Officer’s Certificate certifying as to the ownership of such Vessel and as to the compliance with the terms of this Indenture, the Intercreditor Agreement, any Additional Intercreditor Agreement and the Security Documents and (y) to the Trustee and Security Agent and (y) an Opinion of Counsel with respect to perfection of the security interest in such additional or substitute Collateral.

(d)    Notwithstanding the foregoing, unless an Event of Default shall have occurred and be continuing, the Issuer or the relevant Vessel Guarantor may amend, modify, supplement, replace, extend, renew or waive any term of, or terminate, or take any other action with respect to any assigned rights, property or contracts comprising the Collateral to the extent not otherwise prohibited by the terms of this Indenture, including Section 4.14. Notwithstanding the foregoing, unless an Event of Default shall have occurred and be continuing, the Issuer may amend, modify, supplement, replace, extend, renew or waive any term of, or terminate, or take any other action with respect to any assigned right, assigned property and assigned contract comprising the Collateral to the extent not otherwise prohibited by the terms of this Indenture, including Section 4.14.

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SECTION 11.10.    Determinations Relating to Collateral.

In the event (i) the Trustee or the Security Agent shall receive any written request from the Issuer or any Vessel Guarantor under any Security Document for consent or approval with respect to any matter or thing relating to any Collateral or the obligations of the Issuer or such Vessel Guarantor with respect thereto or (ii) there shall be required from the Security Agent under the provisions of any Security Document any performance or the delivery of any instrument or (iii) the Trustee or the Security Agent shall become aware of any nonperformance by the Issuer or any Vessel Guarantor of any covenant or any breach of any representation or warranty of the Issuer or such Vessel Guarantor set forth in any Security Document, then, in each such event, the Security Agent shall be entitled (but not obligated) (upon notice to the Trustee) at the expense of the Issuer to hire experts, consultants, agents and attorneys (including, without limitation, those with appropriate experience and qualifications in all aspects of shipping, including operations and finance) to advise the Security Agent on the manner in which the Security Agent should respond to such request or render any requested performance or response to such nonperformance or breach or to act on its behalf, including without limitation, in connection with Collateral located outside the United States. The Security Agent shall be fully protected in the taking of any action recommended or approved by any such expert, consultant, agent or attorney or agreed to by a majority of Holders pursuant to Section 6.05 and for any action taken by such consultant, agent or attorney.

SECTION 11.11.    Release upon Termination of the Issuer’s Obligations.

In the event that the Issuer delivers an Officer’s Certificate certifying that all of their obligations under this Indenture have been satisfied and discharged by complying with the provisions of Article Eight and the Intercreditor Agreement, the Security Interests in favor of the Trustee and the Holders shall automatically terminate, be released and have no further force and effect and the Security Agent shall not be deemed to hold the Security Interests for the benefit of the Trustee and the Holders and shall, at the expense of the Issuer and the Vessel Guarantors, promptly deliver such releases of the Security Interest as may be reasonably requested by the Issuer.

SECTION 11.12.    [Reserved].

SECTION 11.13.    [Reserved].

SECTION 11.14.    [Reserved].

SECTION 11.15.    Appointment of Security Agent and Supplemental Security Agents.

(a)    The parties hereto acknowledge and agree, and each Holder by accepting the Notes, hereby appoints Citibank, N.A., London Branch to act as Security Agent hereunder, and Citibank, N.A., London Branch accepts such appointment. The Trustee and the Holders acknowledge that the Security Agent will be acting in respect to the Security Documents and the security granted thereunder on the terms outlined therein and in the Intercreditor Agreement. Notwithstanding anything to the contrary in any Security Document, in the event of any conflict between any provision set forth in any Security Document and any provision of this Indenture

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that affects any rights, privileges, protections and indemnities in favor of the Security Agent, such provision set forth in this Indenture shall prevail. Notwithstanding anything to the contrary in any Security Document or this Indenture, in the event of any conflict between any provision set forth in any Security Document or this Indenture on one hand and the Intercreditor Agreement on the other hand that affects any rights, privileges, protections and indemnities in favor of the Security Agent, such provision set forth in the Intercreditor Agreement shall prevail.

SECTION 11.16.    Acts of Holders.

(a)    Any request, demand, authorization, direction, notice, consent, waiver or other action provided by this Indenture to be given or taken by Holders may be embodied in and evidenced by one or more instruments of substantially similar tenor signed by such Holders in person or by agent duly appointed in writing; and, except as herein otherwise expressly provided, such action shall become effective when such instrument or instruments are delivered to the Trustee and, where it is hereby expressly required, to the Issuer. Such instrument or instruments (and the action embodied therein and evidenced thereby) are herein sometimes referred to as the “act” of Holders signing such instrument or instruments. Proof of execution of any such instrument or of a writing appointing any such agent shall be sufficient for any purpose of this Indenture and conclusive in favor of the Trustee and the Issuer, if made in the manner provided in this Article Eleven.

(b)    The fact and date of the execution by any Person of any such instrument or writing may be proved by the affidavit of a witness of such execution or by a certificate of a notary public or other officer authorized by law to take acknowledgments of deeds, certifying that the individual signing such instrument or writing acknowledged to such officer the execution thereof. Where such execution is by a signer acting in a capacity other than such signer’s individual capacity, such certificate or affidavit shall also constitute sufficient proof of such signer’s authority. The fact and date of the execution of any such instrument or writing, or the authority of the Person executing the same, may also be proved in any other manner which the Trustee deems sufficient.

SECTION 11.17.    Rights and Protections of the Security Agent.

(a)    The Security Agent shall be entitled to: (i) the same rights and protections in this Indenture as are afforded to the Trustee under this Indenture (provided, however, that any reference to “negligence” with respect to the Trustee shall be deemed to be a reference to “gross negligence” with respect to the Security Agent) and (ii) the same rights, protections, indemnities and immunities in this Indenture as are afforded to the Security Agent in the Intercreditor Agreement as if such rights, protections, indemnities and immunities were specifically set forth herein.

(b)    To secure the Issuer’s payment obligations in Clause 21 and Clause 22.1 of the Intercreditor Agreement, the Security Agent shall have a Lien prior to the Notes against all money or property held or collected by the Security Agent, in its capacity as Security Agent, except money or property held in trust to pay principal and interest on particular Notes.

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(c)    In no event shall the Security Agent have any fiduciary relationship with the Holders or the Trustee and no implied covenants, obligations or responsibilities shall be read into this Indenture, the Intercreditor Agreement or the Security Documents against the Security Agent.

SECTION 11.18.    Resignation or Replacement of Security Agent.

(a)    Any resignation or replacement of the Security Agent shall be made in accordance with the Intercreditor Agreement.

SECTION 11.19.    Intercreditor Agreement and Additional Intercreditor Agreement(s).

(a)    The Issuer, the Trustee and the Security Agent are authorized (without any further consent of the Holders) to enter into the Intercreditor Agreement and, if applicable, any Additional Intercreditor Agreement to give effect to the provisions of this Indenture. Each Holder of Notes and any Additional Notes, by accepting such Note, will be deemed to have:

(1)    appointed and authorized the Security Agent and the Trustee to give effect to the provisions in the Intercreditor Agreement, any Additional Intercreditor Agreements and the Security Documents;

(2)     agreed to be bound by the provisions of the Intercreditor Agreement, any Additional Intercreditor Agreements and the Security Documents; and

(3)    irrevocably appointed the Security Agent and the Trustee to act on its behalf to enter into and comply with the provisions of the Intercreditor Agreement, any Additional Intercreditor Agreements and the Security Documents.

(b)    At the request of the Issuer, in connection with the incurrence by the Issuer or its Subsidiaries of any Permitted Refinancing Indebtedness in compliance with the provisions of this Indenture, the Issuer, the relevant Subsidiaries, the agent under the New Term Loan Facility, the Trustee and the Security Agent shall enter into with the holders of such Indebtedness (or their duly authorized representatives) an intercreditor agreement (an “Additional Intercreditor Agreement”) or a restatement, amendment or other modification of the existing Intercreditor Agreement on substantially the same terms as the Intercreditor Agreement (or terms not materially less favorable to the Holders), including containing substantially the same terms with respect to release of Guarantees and priority and release of the Security Interests under the Security Documents; provided that such Additional Intercreditor Agreement will not impose any personal obligations on the Trustee or Security Agent or, in the opinion of the Trustee or Security Agent, as applicable, adversely affect the rights, duties, liabilities or immunities of the Trustee or Security Agent under this Indenture or the Intercreditor Agreement.

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(c)    In addition, at the direction of the Issuer and without the consent of Holders, the Trustee and the Security Agent shall from time to time enter into one or more amendments to any Intercreditor Agreement or Additional Intercreditor Agreement to:

(1)     cure any ambiguity, omission, defect, manifest error or inconsistency of any such agreement;

(2)    increase the amount or types of Indebtedness covered by any such agreement that may be incurred by the Issuer or any Subsidiary that is subject to any such agreement (including with respect to any Intercreditor Agreement or Additional Intercreditor Agreement, the addition of provisions relating to new Indebtedness ranking junior in right of payment to the Notes);

(3)     add Subsidiaries to the Intercreditor Agreement or an Additional Intercreditor Agreement;

(4)     further secure the Notes (including Additional Notes);

(5)     make provision for equal and ratable pledges of the Collateral to secure Additional Notes;

(6)    implement any Permitted Liens;

(7)    amend the Intercreditor Agreement or any Additional Intercreditor Agreement in accordance with the terms thereof; or

(8)     make any other change to any such agreement that does not adversely affect the Holders in any material respect,

making all necessary provisions to ensure that the Notes and the Guarantees are secured by first-ranking Liens over the Collateral, that Indebtedness under the New Term Loan Facility is senior to the Notes and the Guarantees from the proceeds of the enforcement of the Collateral and all other necessary provisions regarding voting, enforcement or other matters that are based on the Intercreditor Agreement and with such further modifications as would not be materially prejudicial to the interests of the Holders.

(d)     The Issuer shall not otherwise direct the Trustee or the Security Agent to enter into any amendment to any Intercreditor Agreement or Additional Intercreditor Agreement without the consent of the Holders of the majority in aggregate principal amount of the Notes then outstanding, except as otherwise permitted under Article Nine, and the Issuer may only direct the Trustee and the Security Agent to enter into any amendment to the extent such amendment does not impose any personal obligations on the Trustee or Security Agent or, in the opinion of the Trustee or Security Agent, adversely affect their respective rights, duties, liabilities or immunities under this Indenture or the Intercreditor Agreement or any Additional Intercreditor Agreement. In connection with any such amendment to the Intercreditor Agreement or Additional Intercreditor Agreement, the Trustee and the Security Agent shall be entitled to

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receive and conclusively rely upon, an Officer’s Certificate and an Opinion of Counsel each stating that such amendment is authorized or permitted by the terms of this Indenture, the Intercreditor Agreement, the Additional Intercreditor Agreement (if applicable) and the Security Documents, and that all conditions precedent provided in this Indenture, the Intercreditor Agreement, the Additional Intercreditor Agreement (if applicable) and the Security Documents relating to the execution and delivery of such amendment have been complied with.

(e)    In relation to any Intercreditor Agreement or Additional Intercreditor Agreement, the Trustee (and Security Agent, if applicable) shall consent on behalf of the Holders to the payment, repayment, purchase, repurchase, defeasance, acquisition, retirement or redemption of any obligations subordinated to the Notes thereby; provided, however, that such transaction would otherwise comply with the provisions of this Indenture. In connection with providing any such consent, the Trustee and the Security Agent shall be entitled to receive and may conclusively rely upon, an Officer’s Certificate and an Opinion of Counsel each stating that all conditions precedent provided in this Indenture, the Intercreditor Agreement, the Additional Intercreditor Agreement (if applicable) and the Security Documents relating to such consent have been complied with.

(f)    The Issuer shall make copies of the Intercreditor Agreement or any Additional Intercreditor Agreement available for inspection during normal business hours on any Business Day upon prior written request at the Issuer’s offices.

ARTICLE TWELVE

[RESERVED].

ARTICLE THIRTEEN

MISCELLANEOUS

SECTION 13.01.    [Reserved].

SECTION 13.02.    Notices.

(a)    Any notices or other communications required or permitted hereunder shall be in English and in writing, and shall be sufficiently given if made by hand delivery, by nationally recognized overnight courier service, by registered or certified mail, postage prepaid, return receipt requested or by electronic delivery, addressed as follows:

if to the Issuer or a Guarantor:

c/o Global Ship Lease, Inc.

Portland House

Stag Place

London SW1E 5RS

United Kingdom

Attn: Chief Financial Officer & Chief Commercial Officer

Telephone: +44 (0) 20 7869 5104

Email: notices@globalshiplease.com

Global Ship Lease, Inc. Indenture	Page 122

with a copy to:

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

United States of America

Attn: Lesley Peng

Telephone: +1 (212) 455 2000

Facsimile: +1 (212) 455 2502

if to the Trustee, Security Agent, Paying Agent, Registrar or Transfer Agent:

Citibank, N.A., London Branch

6th Floor, Citigroup Centre

Canada Square

London E14 5LB

United Kingdom

Attn: Agency and Trust

If to the Trustee or Security Agent:

Facsimile: +44(0)20 7500 5877

If to the Paying Agent, Registrar or Transfer Agent:

Facsimile: +353 1 622 2210

(b)    Each of the Issuer, each Guarantor, the Trustee and the Security Agent by written notice to each other such Person may designate additional or different addresses for notices to such Person. Any notice or communication to the Issuer, the Trustee and the Security Agent, shall be deemed to have been given or made as of the date so delivered if personally delivered or delivered electronically when replied to; when receipt is acknowledged, if telecopied; five (5) calendar days after mailing if sent by registered or certified mail, postage prepaid (except that a notice of change of address shall not be deemed to have been given until actually received by the addressee); and next Business Day if by nationally recognized overnight courier service.

(c)    Any notice or communication mailed to a Holder shall be mailed to him or her by first class mail or other equivalent means at his or her address as it appears on the registration books of the Registrar and shall be sufficiently given to him or her if so mailed within the time prescribed.

(d)    Failure to mail a notice or communication to a Holder or any defect in it shall not affect its sufficiency with respect to other Holders. If a notice or communication is mailed in the manner provided above, it is duly given, whether or not the addressee receives it.

Global Ship Lease, Inc. Indenture	Page 123

(e)    Where this Indenture provides for notice in any manner, such notice may be waived in writing by the Person entitled to receive such notice, either before or after the event, and such waiver shall be the equivalent of such notice. Waivers of notice by Holders shall be filed with the Trustee, but such filing shall not be a condition precedent to the validity of any action taken in reliance on such waiver.

(f)    In case by reason of the suspension of regular mail service or by reason of any other cause it shall be impracticable to give such notice by mail, then such notification as shall be made with the approval of the Trustee shall constitute a sufficient notification for every purpose hereunder.

SECTION 13.03.    [Reserved].

SECTION 13.04.    Certificate and Opinion as to Conditions Precedent.

Upon any request or application by the Issuer to the Trustee or the Security Agent to take any action under this Indenture, the Issuer shall furnish to the Trustee or the Security Agent, as applicable (unless otherwise agreed by the Trustee or the Security Agent, as the case may be):

(1)    an Officer’s Certificate, in form and substance reasonably satisfactory to the Trustee or the Security Agent, as applicable, stating that, in the opinion of the signers, all conditions precedent, if any, provided for in this Indenture relating to the proposed action have been complied with; and

(2)    an Opinion of Counsel stating that, in the opinion of such counsel (who may rely upon Officer’s Certificates as to matters of fact), all conditions precedent, if any, provided for in this Indenture relating to the proposed action have been complied with; provided, however, that such opinion shall not be required in connection with the initial issuance of the Notes hereunder.

SECTION 13.05.    Statements Required in Certificate or Opinion.

Each certificate or opinion with respect to compliance with a condition or covenant provided for in this Indenture, other than the Officer’s Certificate required by Section 4.06, shall include, to the extent requested by the Trustee or the Security Agent:

(1)    a statement that the Person making such certificate or opinion has read such covenant or condition;

(2)    a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based;

Global Ship Lease, Inc. Indenture	Page 124

(3)    a statement that, in the opinion of such Person, he has made such examination or investigation as is necessary to enable him to express an informed opinion as to whether or not such covenant or condition has been complied with or satisfied; and

(4)    a statement as to whether or not, in the opinion of each such Person, such condition or covenant has been satisfied or complied with; provided, however, that with respect to matters of fact, an Opinion of Counsel may rely on an Officer’s Certificate or certificates of public officials.

SECTION 13.06.    Rules by Paying Agent or Registrar.

The Paying Agent or Registrar may make reasonable rules and set reasonable requirements for their functions.

SECTION 13.07.    Legal Holidays.

If a payment date is not a Business Day, payment may be made on the next succeeding day that is a Business Day without the accrual of additional interest in the intervening period.

SECTION 13.08.    Governing Law; Waiver of Jury Trial; Submission to Jurisdiction.

THIS INDENTURE, THE NOTES AND THE NOTE GUARANTEES SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK, WITHOUT GIVING EFFECT TO CONFLICTS OF LAW PRINCIPLES TO THE EXTENT THAT THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION WOULD BE REQUIRED THEREBY. EACH OF THE ISSUER, THE GUARANTORS, THE TRUSTEE AND THE SECURITY AGENT HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS INDENTURE, THE NOTES OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Any legal suit, action or proceeding arising out of or based upon this Indenture, the Notes, the Guarantees or the transactions contemplated hereby may be instituted in the federal courts of the United States of America located in the City of New York or the courts of the State of New York in each case located in the Borough of Manhattan (collectively, the “Specified Courts”), and each party irrevocably and unconditionally submits to the non-exclusive jurisdiction of such courts in any such suit, action or proceeding. Service of any process, summons, notice or document by mail (to the extent allowed under any applicable statute or rule of court) to such party’s address set forth in Section 13.02 shall be effective service of process for any suit, action or other proceeding brought in any such court. The parties irrevocably and unconditionally waive any objection to the laying of venue of any suit, action or other proceeding in the Specified Courts and irrevocably and unconditionally waive and agree not to plead or claim in any such court that any suit, action or other proceeding has been brought in an inconvenient forum.

Global Ship Lease, Inc. Indenture	Page 125

SECTION 13.09.    No Adverse Interpretation of Other Agreements.

This Indenture may not be used to interpret another indenture, loan or debt agreement of any of the Issuer or any of their Subsidiaries. Any such indenture, loan or debt agreement may not be used to interpret this Indenture.

SECTION 13.10.    No Personal Liability of Directors, Officers, Employees and Stockholders.

No past, future or present director, Officer, employee, incorporator, member, manager, agent or shareholder of the Issuer or any Guarantor, as such, shall have any liability for any obligations of the Issuer or any Guarantors under the Notes, this Indenture, the Guarantees or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder by accepting a Note waives and releases all such liability to the fullest extent permitted by law. Such waiver and release are part of the consideration for issuance of the Notes and the Guarantees.

SECTION 13.11.    Successors.

All agreements of the Issuer and the Guarantors in this Indenture, the Notes and the Guarantees shall bind their respective successors. All agreements of the Trustee in this Indenture shall bind its successor.

SECTION 13.12.    Duplicate Originals.

All parties may sign any number of copies of this Indenture. Each signed copy or counterpart shall be an original, but all of them together shall represent the same agreement.

SECTION 13.13.    Severability.

To the extent permitted by applicable law, in case any one or more of the provisions in this Indenture, in the Notes or in the Guarantees shall be held invalid, illegal or unenforceable, in any respect for any reason, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions shall not in any way be affected or impaired thereby, it being intended that all of the provisions hereof shall be enforceable to the full extent permitted by law.

SECTION 13.14.    Force Majeure.

In no event shall the Trustee or the Security Agent be liable for any failure or delay in the performance of its obligations under this Indenture, the Notes, the Guarantees, the Security Documents, the Intercreditor Agreement, any Additional Intercreditor Agreement or any related documents because of circumstances beyond the Trustee’s or the Security Agent’s control, including, but not limited to, a failure, termination, or suspension of a clearing house, securities depositary, settlement system or central payment system in any applicable part of the world or acts of God, flood, war (whether declared or undeclared), civil or military disturbances or hostilities, nuclear or natural catastrophes, political unrest, explosion, severe weather or

Global Ship Lease, Inc. Indenture	Page 126

accident, earthquake, terrorism, fire, riot, labor disturbances, strikes or work stoppages for any reason, embargo, government action, including any laws, ordinances, regulations or the like (whether domestic, federal, state, county or municipal or foreign) which delay, restrict or prohibit the providing of the services contemplated by this Indenture, the Notes, the Guarantees, the Security Documents, the Intercreditor Agreement, any Additional Intercreditor Agreement or any related documents, or the unavailability of communications or computer facilities, the failure of equipment or interruption of communications or computer facilities, or the unavailability of the Federal Reserve Bank wire or telex or other wire or communication facility, or any other causes beyond the Trustee’s or the Security Agent’s control whether or not of the same class or kind as specified above.

SECTION 13.15.    Agent for Service; Submission to Jurisdiction; Waiver of Immunities.

(a)    The Issuer and the Guarantors shall promptly (and in any event within 10 days) irrevocably designate, appoint and empower Puglisi & Associates, 850 Library Avenue, Suite 204, Newark, Delaware 19711 (or another third party corporate service provider of national standing), as their designee, appointee and agent to receive, accept and acknowledge for and on their behalf service of any and all legal process, summons, notices and documents that may be served in any action, suit or proceeding brought against them in any such United States or state court located in the County of New York with respect to their obligations, liabilities or any other matter arising out of or in connection with this Indenture and that may be made on such designee, appointee and agent in accordance with legal procedures prescribed for such courts (the “Process Agent”) and pay all fees and expenses required by the Process Agent in connection therewith. If for any reason such Process Agent hereunder shall cease to be available to act as such, each of the Issuer and the Guarantors agrees to designate a new Process Agent in the County of New York on the terms and for the purposes of this Section 13.15.

(b)    Each of the Issuer and the Guarantors further hereby irrevocably consents and agrees to the service of any and all legal process, summons, notices and documents in any such action, suit or proceeding against them by (i) serving a copy thereof upon the Process Agent specified in clause (a) above, or (ii) or by mailing copies thereof by registered or certified air mail, postage prepaid, to the Issuer, at its address specified in or designated pursuant to this Indenture. Each of the Issuer and the Guarantors agrees that the failure of any Process Agent to give any notice of such service to it shall not impair or affect in any way the validity of such service or any judgment rendered in any action or proceeding based thereon.

(c)    The Issuer and each Guarantor agree that a final judgment in any such suit, action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Nothing herein shall in any way be deemed to limit the ability of the Trustee or any Holder to serve any such legal process, summons, notices and documents in any other manner permitted by applicable law or to obtain jurisdiction over the Issuer or the Guarantors or bring actions, suits or proceedings against them in such other jurisdictions, and in such manner, as may be permitted by applicable law.

Global Ship Lease, Inc. Indenture	Page 127

(d)    The provisions of this Section 13.15 shall survive any termination of this Indenture, in whole or in part.

(e)    The Issuer and each of the Guarantors hereby irrevocably and unconditionally waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of venue of any of the aforesaid actions, suits or proceedings arising out of or in connection with this Indenture brought in the United States federal courts located in the County of New York or the courts of the State of New York located in the County of New York and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum. The Issuer and the Guarantors, and their obligations under this Indenture, the Notes and the Guarantees, are subject to civil and commercial law and to suit and none of the Issuer, the Guarantors or any of their respective properties, assets or revenues have any right of immunity, on the grounds of sovereignty, from any legal action, suit or proceeding, from the giving of any relief in any such legal action, suit or proceeding, from setoff or counterclaim, from the jurisdiction of New York State or U.S. federal court, as the case may be, from service of process, attachment upon or prior to judgment, or attachment in aid of execution of judgment, or from execution or enforcement of a judgment, or other legal process or proceeding for the giving of any relief or for the enforcement of a judgment, in any such court, with respect to its obligations or liabilities or any other matter under or arising out of or in connection with this Indenture, the Notes and the Guarantees; and, to the extent that the Issuer, any Guarantor or any of their respective properties, assets or revenues may have or may hereafter become entitled to any such right of immunity in any such court in which proceedings may at any time be commenced, each of the Issuer and the Guarantors waived or will waive such right to the extent permitted by law and has consented to such relief and enforcement as provided in this Indenture, the Notes and the Guarantees.

SECTION 13.16.    Currency of Account; Conversion of Currency; Foreign Exchange Restrictions.

(a)    U.S. dollars are the sole currency of account and payment for all sums payable by the Issuer and the Guarantors under or in connection with the Notes, the Guarantees or this Indenture, including damages related thereto. Any amount received or recovered in a currency other than U.S. dollars by a Holder (whether as a result of, or of the enforcement of, a judgment or order of a court of any jurisdiction, in the winding-up or dissolution of the Issuer or otherwise) in respect of any sum expressed to be due to it from the Issuer shall only constitute a discharge to the Issuer to the extent of the U.S. dollar amount which the recipient is able to purchase with the amount so received or recovered in that other currency on the date of that receipt or recovery (or, if it is not practicable to make that purchase on that date, on the first date on which it is practicable to do so). If that U.S. dollar amount is less than the U.S. dollar amount expressed to be due to the recipient under the Notes, the Issuer shall indemnify it against any loss sustained by it as a result as set forth in Section 13.16(b). In any event, the Issuer and the Guarantors shall indemnify the recipient against the cost of making any such purchase. For the purposes of this Section 13.16, it shall be sufficient for the Holder to certify in a satisfactory manner (indicating sources of information used) that it would have suffered a loss had an actual purchase of U.S. dollars been made with the amount so received in that other currency on the

Global Ship Lease, Inc. Indenture	Page 128

date of receipt or recovery (or, if a purchase of U.S. dollars on such date had not been practicable, on the first date on which it would have been practicable, it being required that the need for a change of date be certified in the manner mentioned above). The indemnities set forth in this Section 13.16 constitute separate and independent obligations from other obligations of the Issuer and the Guarantors, shall give rise to a separate and independent cause of action, shall apply irrespective of any indulgence granted by any Holder and shall continue in full force and effect despite any other judgment, order, claim or proof for a liquidated amount in respect of any sum due under the Notes.

(b)    The Issuer and the Guarantors, jointly and severally, covenant and agree that the following provisions shall apply to conversion of currency in the case of the Notes, the Guarantees and this Indenture:

(A)    If for the purpose of obtaining judgment in, or enforcing the judgment of, any court in any country, it becomes necessary to convert into a currency (the “Judgment Currency”) an amount due in any other currency (the “Base Currency”), then the conversion shall be made at the rate of exchange prevailing on the Business Day before the day on which the judgment is given or the order of enforcement is made, as the case may be (unless a court shall otherwise determine).

(B)    If there is a change in the rate of exchange prevailing between the Business Day before the day on which the judgment is given or an order of enforcement is made, as the case may be (or such other date as a court shall determine), and the date of receipt of the amount due, the Issuer and the Guarantors shall pay such additional (or, as the case may be, such lesser) amount, if any, as may be necessary so that the amount paid in the Judgment Currency when converted at the rate of exchange prevailing on the date of receipt shall produce the amount in the Base Currency originally due.

(C)    In the event of the winding-up of the Issuer or any Guarantor at any time while any amount or damages owing under the Notes, the Guarantees and this Indenture, or any judgment or order rendered in respect thereof, shall remain outstanding, the Issuer and the Guarantors shall indemnify and hold the Holders and the Trustee harmless against any deficiency arising or resulting from any variation in rates of exchange between (i) the date as of which the U.S. Dollar Equivalent of the amount due or contingently due under the Notes, the Guarantees and this Indenture (other than under this subsection (C)) is calculated for the purposes of such winding-up and (ii) the final date for the filing of proofs of claim in such winding-up. For the purpose of this subsection (C), the final date for the filing of proofs of claim in the winding-up of the Issuer or any Guarantor shall be the date fixed by the liquidator or otherwise in accordance with the relevant provisions of applicable law as being the latest practicable date as at which liabilities of such Issuer or such Guarantor may be ascertained for such winding-up prior to payment by the liquidator or otherwise in respect thereto.

Global Ship Lease, Inc. Indenture	Page 129

(c)    The obligations contained in subsections (a), (b)(B) and (b)(C) of this Section 13.16 shall constitute separate and independent obligations from the other obligations of the Issuer and the Guarantors under this Indenture, shall give rise to separate and independent causes of action against the Issuer and the Guarantors, shall apply irrespective of any waiver or extension granted by any Holder or the Trustee or either of them from time to time and shall continue in full force and effect notwithstanding any judgment or order or the filing of any proof of claim in the winding-up of the Issuer or any Guarantor for a liquidated sum in respect of amounts due hereunder (other than under subsection (b)(C) above) or under any such judgment or order. Any such deficiency as aforesaid shall be deemed to constitute a loss suffered by the Holders or the Trustee, as the case may be, and no proof or evidence of any actual loss shall be required by the Issuer or any Guarantor or the liquidator or otherwise or any of them. In the case of subsection (b)(C) above, the amount of such deficiency shall not be deemed to be reduced by any variation in rates of exchange occurring between the said final date and the date of any liquidating distribution.

(d)    The term “rate of exchange” shall mean the rate of exchange quoted by Reuters at 10:00 a.m. (New York time) for spot purchases of the Base Currency with the Judgment Currency other than the Base Currency referred to in subsection (b) above and includes any premiums and costs of exchange payable.

SECTION 13.17.    Patriot Act.

The parties hereto acknowledge that in accordance with Section 326 of the U.S.A. Patriot Act, each of the Trustee and the Security Agent, like all financial institutions and in order to help fight the funding of terrorism and money laundering, is required to obtain, verify, and record information that identifies each person or legal entity that establishes a relationship or opens an account with the Trustee or the Security Agent. The parties to this Indenture agree that they will provide the Trustee or the Security Agent, as applicable, with such information as it may request in order for the Trustee or the Security Agent, as applicable, to satisfy the requirements of the U.S.A. Patriot Act.

SECTION 13.18.    Mutual Undertakings with Respect to Possible FATCA Withholdings.

(a)    Each party to this Indenture shall, within ten Business Days of a written request by another party to this Indenture, supply to that other party such forms, documentation and other information relating to it, its operations, or any Notes as that other party reasonably requests for the purposes of that other party’s compliance with Applicable Law and shall notify the relevant other party reasonably promptly in the event that it becomes aware that any of the forms, documentation or other information provided by such party is (or becomes) inaccurate in any material respect; provided, however, that no party to this Indenture shall be required to provide any forms, documentation or other information pursuant to this Section 13.18(a) to the extent that: (i) any such form, documentation or other information (or the information required to

Global Ship Lease, Inc. Indenture	Page 130

be provided on such form or documentation) is not reasonably available to such party and cannot be obtained by such party using reasonable efforts; or (ii) doing so would or might in the reasonable opinion of such party constitute a breach of any: (a) Applicable Law; (b) fiduciary duty; or (c) duty of confidentiality. For purposes of this Section 13.18, “Applicable Law” shall be deemed to include (i) any rule or practice of any Authority by which any party to this Indenture is bound or with which it is accustomed to comply; (ii) any agreement between any Authorities; and (iii) any agreement between any Authority and any party to this Indenture that is customarily entered into by institutions of a similar nature.

(b)    The Issuer shall notify each Paying Agent in the event that it determines that any payment to be made by a Paying Agent under any Notes is a payment which could be subject to FATCA Withholding if such payment were made to a recipient that is generally unable to receive payments free from FATCA Withholding, and the extent to which the relevant payment is so treated, provided, however, that the Issuer’s obligation under this Section 13.18(b) shall apply only to the extent that such payments are so treated by virtue of characteristics of the Issuer, such Notes, or both.

(c)    Notwithstanding any other provision of this Indenture, each Paying Agent shall be entitled to make a deduction or withholding from any payment which it makes under the Notes for or on account of any Tax, if and only to the extent so required by Applicable Law, in which event the Paying Agent shall make such payment after such deduction or withholding has been made and shall account to the relevant Authority within the time allowed for the amount so deducted or withheld or, at its option, shall reasonably promptly after making such payment return to the Issuer the amount so deducted or withheld, in which case, the Issuer shall so account to the relevant Authority for such amount. For the avoidance of doubt, FATCA Withholding is a deduction or withholding which is deemed to be required by Applicable Law for the purposes of this Section 13.18(c).

(d)    In the event that the Issuer determines in its sole discretion that any deduction or withholding for or on account of any Tax will be required by Applicable Law in connection with any payment due to any of the Paying Agents on any Notes, then the Issuer will be entitled to redirect or reorganize any such payment in any way that it sees fit in order that the payment may be made without such deduction or withholding provided that, any such redirected or reorganized payment is made through a recognized institution of international standing and otherwise made in accordance with this Indenture. The Issuer will promptly notify the Paying Agents and the Trustee of any such redirection or reorganization. For the avoidance of doubt, FATCA Withholding is a deduction or withholding which is deemed to be required by Applicable Law for the purposes of this Section 13.18(d).

IN WITNESS WHEREOF, the parties hereto have caused this Indenture to be duly executed all as of the date first written above.

GLOBAL SHIP LEASE, INC. as Issuer

By:	/s/ Ian J. Webber
	Name:	Ian J. Webber
	Title:	Chief Executive Officer

By:	/s/ Thomas A. Lister
	Name:	Thomas A. Lister
	Title:	Chief Financial Officer & Chief Commercial Officer

[Signature Page to the Indenture]

GLOBAL SHIP LEASE SERVICES LIMITED
GLOBAL SHIP LEASE 3 LIMITED
GLOBAL SHIP LEASE 4 LIMITED
GLOBAL SHIP LEASE 5 LIMITED
GLOBAL SHIP LEASE 6 LIMITED
GLOBAL SHIP LEASE 7 LIMITED
GLOBAL SHIP LEASE 8 LIMITED
GLOBAL SHIP LEASE 9 LIMITED
GLOBAL SHIP LEASE 10 LIMITED
GLOBAL SHIP LEASE 12 LIMITED
GLOBAL SHIP LEASE 13 LIMITED
GLOBAL SHIP LEASE 14 LIMITED
GLOBAL SHIP LEASE 15 LIMITED
GLOBAL SHIP LEASE 16 LIMITED
GLOBAL SHIP LEASE 20 LIMITED
GLOBAL SHIP LEASE 21 LIMITED
GLOBAL SHIP LEASE 22 LIMITED
GLOBAL SHIP LEASE 23 LIMITED
GSL ALCAZAR INC. as Guarantors

By:	/s/ Ian J. Webber
	Name:	Ian J. Webber
	Title:	Authorized Signatory

By:	/s/ Thomas A. Lister
	Name:	Thomas A. Lister
	Title:	Authorized Signatory

[Signature Page to the Indenture]

CITIBANK, N.A., LONDON BRANCH, as Trustee, Security Agent, Paying Agent, Registrar and Transfer Agent

By:	/s/ Stuart Sullivan
	Name:	Stuart Sullivan
	Title:	Vice President

SCHEDULE A

SECURITY DOCUMENTS

Security Document	Governing Law	Signatories

The Issuer

Assignment of Intra-group Loans	England	Issuer as assignor and Security Agent as assignee

Global Ship Lease 3 Limited

Deed of Pledge over shares in Global Ship Lease 3 Limited	Cyprus	Issuer as pledgor and Security Agent as pledgee

Ship Mortgage and Deed of Covenants in respect of vessel “CMA CGM Matisse”	Cyprus	Global Ship Lease 3 Limited as mortgagor and Security Agent as mortgagee

Deed of Assignment in respect of insurance, charters, freights, hires, management agreements and intra-group loans relating to vessel “CMA CGM Matisse”	England	Global Ship Lease 3 Limited as assignor and Security Agent as assignee

Account Pledge	Netherlands	Global Ship Lease 3 Limited as pledgor and Security Agent as pledgee

Global Ship Lease 4 Limited

Deed of Pledge over shares in Global Ship Lease 4 Limited	Cyprus	Issuer as pledgor and Security Agent as pledgee

Ship Mortgage and Deed of Covenants in respect of vessel “CMA CGM Utrillo”	Cyprus	Global Ship Lease 4 Limited as mortgagor and Security Agent as mortgagee

Deed of Assignment in respect of insurance, charters, freights, hires, management agreements and intra-group loans relating to vessel “CMA CGM Utrillo”	England	Global Ship Lease 4 Limited as assignor and Security Agent as assignee

Account Pledge	Netherlands	Global Ship Lease 4 Limited as pledgor and Security Agent as pledgee

SCH A-1

Global Ship Lease 5 Limited

Deed of Pledge over shares in Global Ship Lease 5 Limited	Cyprus	Issuer as pledgor and Security Agent as pledgee

Ship Mortgage in respect of vessel “Delmas Keta”	Bahamas	Global Ship Lease 5 Limited as mortgagor and Security Agent as mortgagee

Deed of Covenant in respect of vessel “Delmas Keta”	England	Global Ship Lease 5 Limited as owner and Security Agent as mortgagee

Deed of Assignment in respect of insurance, charters, freights, hires, management agreements and intra-group loans relating to vessel “Delmas Keta”	England	Global Ship Lease 5 Limited as assignor and Security Agent as assignee

Account Pledge	Netherlands	Global Ship Lease 5 Limited as pledgor and Security Agent as pledgee;

Global Ship Lease 6 Limited

Deed of Pledge over shares in Global Ship Lease 6 Limited	Cyprus	Issuer as pledgor and Security Agent as pledgee

Ship Mortgage in respect of vessel “Julie Delmas”	Bahamas	Global Ship Lease 6 Limited as mortgagor and Security Agent as mortgagee

Deed of Covenant in respect of vessel “Julie Delmas”	England	Global Ship Lease 6 Limited as owner and Security Agent as mortgagee

Deed of Assignment in respect of insurance, charters, freights, hires, management agreements and intra-group loans relating to vessel “Julie Delmas”	England	Global Ship Lease 6 Limited as assignor and Security Agent as assignee

Account Pledge	Netherlands	Global Ship Lease 6 Limited as pledgor and Security Agent as pledgee;

SCH A-2

Global Ship Lease 7 Limited

Deed of Pledge over shares in Global Ship Lease 7 Limited	Cyprus	Issuer, as pledgor and Security Agent as pledgee

Ship Mortgage in respect of vessel “Kumasi”	Bahamas	Global Ship Lease 7 Limited as mortgagor and Security Agent as mortgagee

Deed of Covenant in respect of vessel “Kumasi”	England	Global Ship Lease 7 Limited as owner and Security Agent as mortgagee

Deed of Assignment in respect of insurance, charters, freights, hires, management agreements and intra-group loans relating to vessel “Kumasi”	England	Global Ship Lease 7 Limited as assignor and Security Agent as assignee

Account Pledge	Netherlands	Global Ship Lease 7 Limited as pledgor and Security Agent as pledgee;

Global Ship Lease 8 Limited

Deed of Pledge over shares in Global Ship Lease 8 Limited	Cyprus	Issuer as pledgor and Security Agent as pledgee

Ship Mortgage in respect of vessel “Marie Delmas”	Bahamas	Global Ship Lease 8 Limited as mortgagor and Security Agent as mortgagee

Deed of Covenant in respect of vessel “Marie Delmas”	England	Global Ship Lease 8 Limited as owner and Security Agent as mortgagee

Deed of Assignment in respect of insurance, charters, freights, hires, management agreements and intra-group loans relating to vessel “Marie Delmas”	England	Global Ship Lease 8 Limited as assignor and Security Agent as assignee

Account Pledge	Netherlands	Global Ship Lease 8 Limited as pledgor and Security Agent as pledgee;

Global Ship Lease 9 Limited

Deed of Pledge over shares in Global Ship Lease 9 Limited	Cyprus	Issuer as pledgor and Security Agent as pledgee

SCH A-3

Ship Mortgage in respect of vessel “CMA CGM La Tour”	Bahamas	Global Ship Lease 9 Limited as mortgagor and Security Agent as mortgagee

Deed of Covenant in respect of vessel “CMA CGM La Tour”	England	Global Ship Lease 9 Limited as owner and Security Agent as mortgagee

Deed of Assignment in respect of insurance, charters, freights, hires, management agreements and intra-group loans relating to vessel “CMA CGM La Tour”	England	Global Ship Lease 9 Limited as assignor and Security Agent as assignee

Account Pledge	Netherlands	Global Ship Lease 9 Limited as pledgor and Security Agent as pledgee;

Global Ship Lease 10 Limited

Deed of Pledge over shares in Global Ship Lease 10 Limited	Cyprus	Issuer as pledgor and Security Agent as pledgee

Ship Mortgage and Deed of Covenants in respect of vessel “CMA CGM Manet”	Cyprus	Global Ship Lease 10 Limited as mortgagor and Security Agent as mortgagee

Deed of Assignment in respect of insurance, charters, freights, hires, management agreements and intra-group loans relating to vessel “CMA CGM Manet”	England	Global Ship Lease 10 Limited as assignor and Security Agent as assignee.

Account Pledge	Netherlands	Global Ship Lease 10 Limited as pledgor and Security Agent as pledgee;

Global Ship Lease 12 Limited

Deed of Pledge over shares in Global Ship Lease 12 Limited.	Cyprus	Issuer as pledgor and Security Agent as pledgee

Ship Mortgage and Deed of Covenants in respect of vessel “CMA CGM Chateau d’If”	Cyprus	Global Ship Lease 12 Limited as mortgagor and Security Agent as mortgagee

SCH A-4

Deed of Assignment in respect of insurance, charters, freights, hires, management agreements and intra-group loans relating to vessel “CMA CGM Chateau d’If”	England	Global Ship Lease 12 Limited as assignor and Security Agent as assignee

Account Pledge	Netherlands	Global Ship Lease 12 Limited as pledgor and Security Agent as pledgee;

Global Ship Lease 13 Limited

Deed of Pledge over shares in Global Ship Lease 13 Limited	Cyprus	Issuer as pledgor and Security Agent as pledgee

Ship Mortgage and Deed of Covenants in respect of vessel “CMA CGM Thalassa”	Cyprus	Global Ship Lease 13 Limited as mortgagor and Security Agent as mortgagee

Deed of Assignment in respect of insurance, charters, freights, hires, management agreements and intra-group loans relating to vessel “CMA CGM Thalassa”	England	Global Ship Lease 13 Limited as assignor and Security Agent as assignee

Account Pledge	Netherlands	Global Ship Lease 13 Limited as pledgor and Security Agent as pledgee;

Global Ship Lease 14 Limited

Deed of Pledge over shares in Global Ship Lease 14 Limited	Cyprus	Issuer as pledgor and Security Agent as pledgee

Ship Mortgage and Deed of Covenants in respect of vessel “CMA CGM Jamaica”	Cyprus	Global Ship Lease 14 Limited as mortgagor and Security Agent as mortgagee

Deed of Assignment in respect of insurance, charters, freights, hires, management agreements and intra-group loans relating to vessel “CMA CGM Jamaica”	England	Global Ship Lease 14 Limited as assignor and Security Agent as assignee

Account Pledge	Netherlands	Global Ship Lease 14 Limited as pledgor and Security Agent as pledgee;

SCH A-5

Global Ship Lease 15 Limited

Security Document	Governing Law	Signatories

Deed of Pledge over shares in Global Ship Lease 15 Limited	Cyprus	Issuer as pledgor and Security Agent as pledgee

Ship Mortgage and Deed of Covenants in respect of vessel “CMA CGM Sambhar”	Cyprus	Global Ship Lease 15 Limited as mortgagor and Security Agent as mortgagee

Deed of Assignment in respect of insurance, charters, freights, hires, management agreements and intra-group loans relating to vessel “CMA CGM Sambhar”	England	Global Ship Lease 15 Limited as assignor and Security Agent as assignee

Account Pledge	Netherlands	Global Ship Lease 15 Limited as pledgor and Security Agent as pledgee

Global Ship Lease 16 Limited

Deed of Pledge over shares in Global Ship Lease 16 Limited	Cyprus	Issuer as pledgor and Security Agent as pledgee

Ship Mortgage and Deed of Covenants in respect of vessel “CMA CGM America”	Cyprus	Global Ship Lease 16 Limited as mortgagor and Security Agent as mortgagee

Deed of Assignment in respect of insurance, charters, freights, hires, management agreements and intra-group loans relating to vessel “CMA CGM America”	England	Global Ship Lease 16 Limited as assignor and Security Agent as assignee

Account Pledge	Netherlands	Global Ship Lease 16 Limited as pledgor and Security Agent as pledgee

SCH A-6

Global Ship Lease 21 Limited

Share Mortgage over shares in Global Ship Lease 21 Limited.	Hong Kong	Issuer as mortgagor and Security Agent as mortgagee

Ship Mortgage in respect of vessel “OOCL Qingdao”	Hong Kong	Global Ship Lease 21 Limited as mortgagor and Security Agent as mortgagee

Deed of Covenant in respect of vessel “OOCL Qingdao”	Hong Kong	Global Ship Lease 21 Limited as owner and Security Agent as mortgagee

Deed of Assignment in respect of insurance, charters, freights, hires, management agreements and intra-group loans relating to vessel “OOCL Qingdao”	England	Global Ship Lease 21 Limited as assignor and Security Agent as assignee

Account Pledge	Netherlands	Global Ship Lease 21 Limited as pledgor and Security Agent as pledgee

Global Ship Lease 22 Limited

Share Mortgage over shares in Global Ship Lease 22 Limited.	Hong Kong	Issuer as mortgagor and Security Agent as mortgagee

Ship Mortgage in respect of vessel “OOCL Ningbo”	Hong Kong	Global Ship Lease 22 Limited as mortgagor and Security Agent as mortgagee

Deed of Covenant in respect of vessel “OOCL Ningbo”	Hong Kong	Global Ship Lease 22 Limited as owner and Security Agent as mortgagee

Deed of Assignment in respect of insurance, charters, freights, hires, management agreements and intra-group loans relating to vessel “OOCL Ningbo”	England	Global Ship Lease 22 Limited as assignor and Security Agent as assignee

Account Pledge	Netherlands	Global Ship Lease 22 Limited as pledgor and Security Agent as pledgee;

Global Ship Lease 23 Limited

Share Mortgage over shares in Global Ship Lease 23 Limited.	Hong Kong	Issuer as mortgagor and Security Agent as mortgagee

Ship Mortgage in respect of vessel “CMA CGM Berlioz”	Bahamas	Global Ship Lease 23 Limited as mortgagor and Security Agent as mortgagee

SCH A-7

Deed of Covenant in respect of vessel “CMA CGM Berlioz”	England	Global Ship Lease 23 Limited as owner and Security Agent as mortgagee

Deed of Assignment in respect of insurance, charters, freights, hires, management agreements and intra-group loans relating to vessel “CMA CGM Berlioz”	England	Global Ship Lease 23 Limited as assignor and Security Agent as assignee

Account Pledge	Netherlands	Global Ship Lease 23 Limited as pledgor and Security Agent as pledgee;

GSL Alcazar Inc.

Share Charge over shares in GSL Alcazar Inc.	England	Issuer as chargor and Security Agent as chargee

Ship Mortgage in respect of vessel “CMA CGM Alcazar”	Panama	GSL Alcazar Inc. as mortgagor and Security Agent as mortgagee

Deed of Assignment in respect of insurance, charters, freights, hires, management agreements and intra-group loans relating to vessel “CMA CGM Alcazar”	England	GSL Alcazar Inc. as assignor and Security Agent as assignee

Account Pledge	Netherlands	GSL Alcazar Inc. as pledgor and Security Agent as pledgee

Global Ship Lease 20 Limited

Share Mortgage over shares in Global Ship Lease 20 Limited	Hong Kong	Issuer as mortgagor and Security Agent as mortgagee

Ship Mortgage in respect of vessel “OOCL Tianjin”	Hong Kong	Global Ship Lease 20 Limited as mortgagor and Security Agent as mortgagee

Deed of Covenant in respect of vessel “OOCL Tianjin”	Hong Kong	Global Ship Lease 20 Limited as owner and Security Agent as mortgagee

Deed of Assignment in respect of insurance, charters, freights, hires, management agreements and intra-group loans relating to vessel “OOCL Tianjin”	England	Global Ship Lease 20 Limited as assignor and Security Agent as assignee

Account Pledge	Netherlands	Global Ship Lease 20 Limited as pledgor and Security Agent as pledgee

SCH A-8

EXHIBIT A

FORM OF NOTE

[Insert the Global Note Legend, if applicable pursuant to the provisions of the Indenture]

[Insert the Private Placement Legend, if applicable pursuant to the provisions of the Indenture]

GLOBAL SHIP LEASE, INC.

9.875% First Priority Secured Notes due 2022

CUSIP No.

ISIN No.

No.	$

GLOBAL SHIP LEASE, INC., a Marshall Islands corporation, as issuer (the “Issuer”), for value received, jointly and severally, promise to pay to                      or its registered assigns, the principal sum of          U.S. dollars [or such other amount as is provided in a schedule attached hereto]1 on November 15, 2022.

Interest Payment Dates: May 15 and November 15, commencing May 15, 2018.

Record Dates: May 1 and November 1.

Reference is made to the further provisions of this Note contained herein, which shall for all purposes have the same effect as if set forth at this place.

[1]	This language should be included only if the Note is issued in global form

IN WITNESS WHEREOF, the Issuer has caused this Note to be signed manually or by facsimile by its duly authorized Officer.

Dated:

GLOBAL SHIP LEASE, INC.,
as Issuer

By:
Name:
Title:

By:
Name:
Title:

FORM OF TRUSTEE’S CERTIFICATE OF AUTHENTICATION

This is one of the 9.875% First Priority Secured Notes due 2022 described in the within-mentioned Indenture.

Dated:

CITIBANK, N.A., LONDON BRANCH as Trustee

By:
Authorized Signatory

(Reverse of Note)

9.875% First Priority Secured Notes due 2022

Capitalized terms used herein shall have the meanings assigned to them in the Indenture referred to below unless otherwise indicated.

SECTION 1.    Interest. Global Ship Lease, Inc. (the “Issuer”), a Marshall Islands corporation, promises to pay interest on the principal amount of this Note at 9.875% per annum from October 31, 20172, until maturity. The Issuer shall pay interest semi-annually in arrears on May 15 and November 15 of each year, or if any such day is not a Business Day, on the next succeeding Business Day (each an “Interest Payment Date”), commencing [May 15, 2018]3. Interest on the Notes shall accrue from the most recent date to which interest has been paid or, if no interest has been paid, from the date of original issuance. The Issuer shall pay interest (including post-petition interest in any proceeding under any Bankruptcy Law) on overdue principal and premium, if any, from time to time on demand to the extent lawful at the interest rate applicable to the Notes; it shall pay interest (including post-petition interest in any proceeding under any Bankruptcy Law) on overdue installments of interest, if any (in each case without regard to any applicable grace periods) from time to time on demand at the same rate to the extent lawful. Interest shall be computed on the basis of a 360-day year of twelve 30-day months.

SECTION 2.    Method of Payment. The Issuer shall pay interest, if any, on the Notes to the Persons who are registered Holders at the close of business on the May 1 or November 1 immediately preceding the Interest Payment Date, even if such Notes are canceled after such Record Date and on or before such Interest Payment Date, except as provided in Section 2.12 of the Indenture with respect to defaulted interest. The Notes shall be issued in denominations of $200,000 and integral multiples of $1,000 in excess thereof. The Issuer shall pay principal, premium, if any, and interest on the Notes in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts.

SECTION 3.    Paying Agent and Registrar Initially, Citibank, N.A., London Branch, the Trustee under the Indenture, shall act as Paying Agent and Registrar. The Issuer may change any Paying Agent or Registrar without prior notice to any Holder. Except as provided in the Indenture, the Issuer or any of its Subsidiaries may act in any such capacity.

SECTION 4.    Indenture. The Issuer issued the Notes under an Indenture dated as of October 31, 2017 (the “Indenture”) by and among the Issuer, the Guarantors (as defined therein), Citibank, N.A., London Branch, as Trustee and Security Agent. The Notes are subject to all such terms, and Holders are referred to the Indenture for a statement of such terms. To the extent any provision of this Note conflicts with the express provisions of the Indenture, the provisions of the Indenture shall govern and be controlling.

[2]	With respect to the Notes issued on the Issue Date.
[3]	With respect to the Notes issued on the Issue Date.

SECTION 5.    Optional Redemption.

(a)    On or after November 15, 2019, the Issuer may redeem all or a part of the Notes upon not less than 10 nor more than 60 days’ notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest, if any, on the Notes redeemed, to the applicable Redemption Date, if redeemed during the twelve-month period beginning on November 15 of the years indicated below, subject to the rights of Holders on the relevant Record Date to receive interest on the relevant Interest Payment Date:

Year	Percentage
2019	104.938%
2020	102.469%
2021 and thereafter	100.000%

(b)    Prior to November 15, 2019, the Issuer may, at its option, redeem all or a part of the Notes upon not less than 10 nor more than 60 days’ notice at a redemption price equal to the sum of:

(i)	100% of the principal amount of the Notes to be redeemed, plus

(ii)	the Applicable Premium, plus

accrued and unpaid interest, if any, on the Notes redeemed, to the applicable Redemption Date, subject to the right of Holders on the relevant Record Date to receive interest due on the relevant interest payment date.

SECTION 6.    [Reserved]

SECTION 7.    Redemption for Changes in Withholding Tax.

The Issuer may redeem the Notes, in whole but not in part, at its discretion at any time upon giving not less than 10 nor more than 60 days’ prior notice to the Holders (which notice will be irrevocable and given in accordance with the procedures described in Section 8 below, at a redemption price equal to 100% of the aggregate principal amount thereof, together with accrued and unpaid interest, if any, to the date fixed by the Issuer for redemption (a “Tax Redemption Date”) and all Additional Amounts (if any) then due and which will become due on the Tax Redemption Date as a result of the redemption or otherwise (subject to the right of holders of the Notes on the relevant record date to receive interest due on the relevant interest payment date and Additional Amounts (if any) in respect thereof), if on the next date on which any amount would be payable in respect of the Notes or any Guarantee, the Issuer of the Notes or any of the Guarantors with respect to any Guarantee is or would be required to pay Additional Amounts, and the Issuer or Guarantor, as applicable, cannot avoid any such payment obligation by taking reasonable measures available to it (including making payment through a Paying

Agent located in another jurisdiction or, in the case of a Guarantor, having another Guarantor make payment, in each case to the extent such measure is reasonable), and the requirement arises as a result of:

(1)    any amendment to, or change in, the laws or any regulations or rulings promulgated thereunder of a Relevant Taxing Jurisdiction which change or amendment has not been publicly announced as formally proposed before and which becomes effective on or after the date of the Offering Memorandum (or, if the applicable Relevant Taxing Jurisdiction became a Relevant Taxing Jurisdiction on a date after the date of the Offering Memorandum, such later date); or

(2)    any amendment to, or change in, an official written interpretation or application of such laws, regulations or rulings (including by virtue of a holding, judgment, order by a court of competent jurisdiction or a change in published administrative practice) which amendment or change has not been publicly announced, as formally proposed before and which becomes effective on or after the date of the Offering Memorandum (or, if the applicable Relevant Taxing Jurisdiction became a Relevant Taxing Jurisdiction on a date after the date of the Offering Memorandum, such later date) (each of the foregoing clause (1) and this clause (2), a “Change in Tax Law”).

No such notice of redemption may be given earlier than 60 days prior to the earliest date on which the Issuer or Guarantor (as the case may be) would be obligated to pay such Additional Amounts were a payment in respect of the Notes then due and payable. Prior to the publication or delivery of any notice of redemption of the Notes pursuant to the foregoing, the Issuer will deliver to the Trustee (a) an Officer’s Certificate stating that obligation to pay such Additional Amounts cannot be avoided by the Issuer or the relevant Guarantor taking reasonable measures available to it; and (b) a written opinion of independent tax counsel to the Issuer of recognized standing qualified under the laws of the Relevant Taxing Jurisdiction to the effect that the Issuer or the relevant Guarantor has or will become obligated to pay such Additional Amounts as a result of the Change in Tax Law. The Trustee shall be entitled to conclusively rely on such Officer’s Certificate and Opinion of Counsel as sufficient evidence of the existence and satisfaction of the conditions precedent as described above, in which event it will be conclusive and binding on the Holders.

The foregoing provisions shall apply (a) to a Guarantor only on or after such time as such Guarantor is obligated to make at least one payment on the Notes; and (b) mutatis mutandis to any successor Person, after such successor Person becomes a party to the Indenture, with respect to a Change in Tax Law occurring after the time such successor Person becomes a party to the Indenture.

SECTION 8.    Selection and Notice of Redemption. Notes in denominations larger than $200,000 may be redeemed in part; provided that Notes shall be redeemed only in integral multiples of $1,000 unless all Notes held by a Holder are to be redeemed. Notice of redemption shall be delivered electronically or mailed by first class mail at least 10 days but not more than 60 days before the Redemption Date to each Holder whose Notes are to be redeemed at its registered address, except that redemption notices may be delivered electronically or mailed more than 60 days prior to a Redemption Date if the notice is issued in connection with a defeasance of the Notes or a satisfaction and discharge of the Indenture. If any Note is to be redeemed in part only, the notice of redemption that relates to such Note shall state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion of the original Note shall be issued in the name of the Holder upon cancellation of the original Note. Notes called for redemption become due on the date fixed for redemption. On and after the Redemption Date, interest, if any, ceases to accrue on Notes or portions thereof called for redemption, unless the Issuer defaults in the payment of the Redemption Price.

SECTION 9.    Mandatory Redemption. Other than pursuant to Section 10 below and Section 4.23 of the Indenture, the Issuer shall not be required to make mandatory redemption or sinking fund payments with respect to the Notes.

SECTION 10.    Repurchase at Option of Holder.

(a)    Upon the occurrence of a Change of Control, and subject to certain conditions set forth in the Indenture, the Issuer shall be required to offer to purchase all or any part (equal to $200,000 or an integral multiple of $1,000 in excess thereof) of the outstanding Notes at a purchase price equal to 101% of the aggregate principal amount thereof, plus accrued and unpaid interest, if any, thereon to the date of repurchase, subject to the rights of Holders on the relevant Record Date to receive interest due on the relevant interest payment date.

(b)    The Issuer is, subject to certain conditions and exceptions, obligated to make an offer to purchase Notes with certain Excess Collateral Proceeds and Excess Loss Proceeds at a specified price, in each case in accordance with the Indenture.

(c)    No later than the date that is 30 days following each Annual Mandatory Payment Deadline, the Issuer is, subject to certain conditions and exceptions, obligated to repay Indebtedness outstanding under the New Term Loan Facility (to the extent outstanding) make an Annual Mandatory Offer to purchase the Notes or otherwise redeem or repurchase Notes in specified amounts at a specified price, in each case in accordance with the Indenture.

SECTION 11.    Denominations, Transfer, Exchange. The Notes are in registered form without coupons in minimum denominations of $200,000 and integral multiples of $1,000 in excess thereof. The transfer of Notes may be registered and Notes may be exchanged as provided in the Indenture. The Registrar and the Trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and the Issuer may require a Holder to pay any taxes and fees required by law or permitted by the Indenture. The Issuer shall not be required and, without the prior written consent of the Issuer, the Registrar shall not be required to register the transfer of or exchange of any Note (i) during a period beginning at the opening of business 15 days before the mailing of a notice of redemption of Notes and ending at the close of business on the day of such mailing, (ii) selected for redemption in whole or in part pursuant to Article Three of the Indenture, except the unredeemed portion of any Note being redeemed in part, (iii) that has been tendered (and not validly withdrawn) in a Change of Control Offer, and (iv) beginning at the opening of business on any Record Date and ending on the close of business on the related Interest Payment Date.

SECTION 12.    Persons Deemed Owners. The registered Holder of a Note may be treated as its owner for all purposes.

SECTION 13.    Amendment, Supplement and Waiver. The Indenture, the Notes, the Guarantees, the Intercreditor Agreement, any Additional Intercreditor Agreement or the Security Documents and the Notes may be amended, supplemented or waived as set forth in, and subject to the terms and conditions of, the Indenture.

SECTION 14.    Defaults and Remedies. The Events of Default relating to the Notes are set forth in Section 6.01 of the Indenture. If an Event of Default occurs and is continuing, the Trustee or the Holders of at least 25% in principal amount of the then outstanding Notes generally may declare all the Notes to be due and payable immediately. Notwithstanding the foregoing, in the case of an Event of Default arising from certain events of bankruptcy or insolvency as set forth in the Indenture, all outstanding Notes shall become due and payable without further action or notice. Holders may not enforce the Indenture or the Notes except as provided in the Indenture. Subject to certain limitations, Holders of a majority in principal amount of the then outstanding Notes may direct the Trustee in its exercise of any trust or power. The Holders of a majority in aggregate principal amount of the Notes then outstanding, by notice to the Trustee, may on behalf of the Holders of all of the Notes rescind an acceleration or waive any existing Default and its consequences under the Indenture except a continuing Default in the payment of interest on, or the principal of, or the premium on, the Notes, subject to certain conditions being met. The Issuer shall deliver to the Trustee a statement specifying any Default or Event of Default within 30 days of becoming aware thereof.

SECTION 15.    Additional Amounts. All payments made by the Issuer under or with respect to this Note or by a Guarantor under or with respect to its Guarantee shall be made free and clear of and without withholding or deduction for or on account of any present or future Taxes, to the extent provided in Section 4.20 of the Indenture.

SECTION 16.    Security Documents

In order to secure the due and punctual payment of the principal of, premium, if any, and interest on the Notes and all other amounts payable by the Issuer and the Guarantors under the Indenture, the Notes and the Guarantees when and as the same shall be due and payable, whether at maturity, by acceleration or otherwise, according to the terms of the Notes, the Guarantees and the Indenture, each of the Issuer and the Guarantors have granted security interests in and Liens on the Collateral owned by it to the Security Agent on behalf of the Secured Parties pursuant to the Indenture, the Intercreditor Agreement and the Security Documents. The Notes will be secured by Liens and security interests in the Collateral that are subject only to Permitted Liens.

Each Holder, by accepting a Note, consents and agrees to all of the terms and provisions of the Security Documents, as the same may be amended from time to time pursuant to the respective provisions thereof, of the Intercreditor Agreement and of the Indenture.

Each Holder acknowledges that any releases of Collateral made in compliance with the provisions of the Section 11.04 of the Indenture shall be deemed not to impair the Security Interests created by the Indenture or the Security Documents, as the case may be, in favor of the Security Agent on behalf of the Secured Parties.

SECTION 17.    No Recourse Against Others.

No past, future or present director, Officer, employee, incorporator, member, manager, agent or shareholder of any Issuer or any Guarantor, as such, shall have any liability for any obligations of any Issuer or any Guarantors under the Notes, the Indenture, the Guarantees or for any claim based on, in respect of, or by reason of, such obligations or their creation. The Holder by accepting this Note and the Guarantees waives and releases all such liability. Such waiver and release are part of the consideration for issuance of this Note and the Guarantees.

SECTION 18.    Guarantees. This Note shall be entitled to the benefits of certain Guarantees made for the benefit of the Holders. Reference is hereby made to the Indenture for a statement of the respective rights, limitations of rights, duties and obligations thereunder of the Guarantors, the Trustee and the Holders.

SECTION 19.    Trustee Dealings with the Issuer. Subject to certain terms set forth in the Indenture, the Trustee, in its individual or any other capacity, may become the owner or pledgee of Notes and may otherwise deal with the Issuer, the Guarantors their Subsidiaries or their respective Affiliates as if it were not the Trustee.

SECTION 20.    Authentication. This Note shall not be valid until authenticated by the manual signature of the Trustee or an authenticating agent.

SECTION 21.    Abbreviations. Customary abbreviations may be used in the name of a Holder or an assignee, such as: TEN COM (= tenants in common), TEN ENT (= tenants by the entirety), JT TEN (= joint tenants with right of survivorship and not as tenants in common), CUST (= Custodian), and U/G/M/A (= Uniform Gifts to Minors Act).

SECTION 22.    CUSIP and ISIN Numbers. Pursuant to a recommendation promulgated by the Committee on Uniform Security Identification Procedures, the Issuer has caused CUSIP and ISIN numbers to be printed on the Notes and the Trustee may use CUSIP or ISIN numbers in notices of redemption as a convenience to Holders. No representation is made as to the accuracy of such numbers either as printed on the Notes or as contained in any notice of redemption and reliance may be placed only on the other identification numbers placed thereon.

SECTION 23.    GOVERNING LAW. THIS NOTE SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK, WITHOUT GIVING EFFECT TO CONFLICTS OF LAW PRINCIPLES TO THE EXTENT THAT THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION WOULD BE REQUIRED THEREBY.

The Issuer shall furnish to any Holder upon written request and without charge a copy of the Indenture.

ASSIGNMENT FORM

I or we assign and transfer this Note to

(Print or type name, address and zip code of assignee or transferee)

(Insert Social Security or other identifying number of assignee or transferee)

and irrevocably appoint                      agent to transfer this Note on the books of the Issuer. The agent may substitute another to act for him or her.

Dated:	Signed:
(Sign exactly as name appears on the other side of this Note)

Signature Guarantee:
Participant in a recognized Signature Guarantee Medallion Program (or other signature guarantor program reasonably acceptable to the Trustee)

In connection with any transfer of this Note occurring prior to the date which is the date following the anniversary of the original issuance of this Note, the undersigned confirms that it is making the transfer pursuant to one of the following:

[Check One]

(1)	☐	to the Issuer or a subsidiary thereof; or

(2)	☐	to a person who the transferor reasonably believes is a “qualified institutional buyer” pursuant to and in compliance with Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”); or

(3)	☐	outside the United States to a non-“U.S. person” as defined in Rule 902 of Regulation S under the Securities Act in compliance with Rule 904 of Regulation S under the Securities Act; or

(4)	☐	pursuant to the exemption from registration provided by Rule 144 under the Securities Act or pursuant to another exemption available under the Securities Act; or

(5)	☐	pursuant to an effective registration statement under the Securities Act.

and unless the box below is checked, the undersigned confirms that such Note is not being transferred to an “affiliate” of the Issuer as defined in Rule 144 under the Securities Act (an “Affiliate”):

☐    transferee is an Affiliate of the Issuer.

Unless one of the foregoing items (1) through (5) is checked, the Trustee shall refuse to register any of the Notes evidenced by this certificate in the name of any person other than the registered Holder thereof; provided, however, that if item (3) or (4) is checked, the Issuer or the Trustee may require, prior to registering any such transfer of the Notes, in their sole discretion, such written legal opinions, certifications (including an investment letter in the case of box (3)) and other information as the Trustee or the Issuer has reasonably requested to confirm that such transfer is being made pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act.

If none of the foregoing items (1) through (5) are checked, the Trustee or Registrar shall not be obligated to register this Note in the name of any person other than the Holder hereof unless and until the conditions to any such transfer of registration set forth herein and in Section 2.16 of the Indenture shall have been satisfied.

Dated:	Signed:
(Sign exactly as name appears on the other side of this Note)

Signature Guarantee:
Participant in a recognized Signature Guarantee Medallion Program (or other signature guarantor program reasonably acceptable to the Trustee)

TO BE COMPLETED BY PURCHASER IF (2) ABOVE IS CHECKED

The undersigned represents and warrants that it is purchasing this Note for its own account or an account with respect to which it exercises sole investment discretion and that it and any such account is a “qualified institutional buyer” within the meaning of Rule 144A under the Securities Act and is aware that the sale to it is being made in reliance on Rule 144A and acknowledges that it has received such information regarding the Issuer as the undersigned has requested pursuant to Rule 144A or has determined not to request such information and that it is aware that the transferor is relying upon the undersigned’s foregoing representations in order to claim the exemption from registration provided by Rule 144A.

Dated:
NOTICE: To be executed by an executive officer

OPTION OF HOLDER TO ELECT PURCHASE

If you want to elect to have this Note purchased by the Issuer pursuant to Section 4.09, Section 4.13, Section 4.21 or Section 4.23 of the Indenture, check the appropriate box:

Section 4.09                    ☐

Section 4.13                    ☐

Section 4.21                    ☐

Section 4.23                    ☐

If you want to elect to have only part of this Note purchased by the Issuer pursuant to Section 4.09, Section 4.13, Section 4.21 or Section 4.23 of the Indenture, state the amount (in denominations of $200,000 and integral multiples of $1,000 in excess thereof): $

Dated:	Signed:
(Sign exactly as name appears on the other side of this Note)

Signature Guarantee:	Participant in a recognized Signature Guarantee Medallion Program (or other signature guarantor program reasonably acceptable to the Trustee)

SCHEDULE OF EXCHANGES OF INTERESTS IN THE GLOBAL NOTE4

The following exchanges of a part of this Global Note for an interest in another Global Note or for a Physical Note, or exchanges of a part of another Global Note or Physical Note for an interest in this Global Note, have been made:

Date of Exchange	Amount of decrease in Principal Amount of this Global Note	Amount of increase in Principal Amount of this Global Note	Principal Amount of this Global Note following such decrease (or increase)	Signature of authorized signatory of Trustee or Note Custodian

[4]	This schedule should be included only if the Note is issued in global form.

EXHIBIT B

FORM OF LEGENDS

Each Global Note and Physical Note that constitutes a Restricted Security shall bear the following legend (the “Private Placement Legend”) on the face thereof until after the second anniversary of the Issue Date, unless otherwise agreed by the Issuer and the Holder thereof or if such legend is no longer required by Section 2.16(f) of the Indenture:

THIS NOTE HAS NOT BEEN AND WILL NOT BE REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”), OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION. NEITHER THIS NOTE NOR ANY INTEREST OR PARTICIPATION HEREIN MAY BE OFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION OR UNLESS SUCH TRANSACTION IS EXEMPT FROM, OR NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE U.S. SECURITIES ACT.

THE HOLDER OF THIS NOTE BY ITS ACCEPTANCE HEREOF AGREES ON ITS OWN BEHALF AND ON BEHALF OF ANY INVESTOR FOR WHICH IT HAS PURCHASED SECURITIES TO OFFER, SELL OR OTHERWISE TRANSFER SUCH NOTE PRIOR TO THE DATE (THE “RESALE RESTRICTION TERMINATION DATE”) WHICH IS ONE [IN THE CASE OF 144A NOTES: YEAR AFTER THE LATER OF THE ORIGINAL ISSUE DATE HEREOF AND THE LAST DATE ON WHICH THE ISSUER OR ANY AFFILIATE OF THE ISSUER WAS THE OWNER OF THIS SECURITY (OR ANY PREDECESSOR OF THIS SECURITY)] [IN THE CASE OF REGULATION S NOTES: 40 DAYS AFTER THE LATER OF THE ORIGINAL ISSUE DATE HEREOF AND THE DATE ON WHICH THE NOTES OR ANY PREDECESSOR OF THE NOTES WERE FIRST OFFERED TO PERSONS OTHER THAN DISTRIBUTORS (AS DEFINED IN RULE 902 OF REGULATION S) IN RELIANCE ON REGULATION S] ONLY (A) TO THE ISSUER, (B) PURSUANT TO A REGISTRATION STATEMENT WHICH HAS BEEN DECLARED EFFECTIVE UNDER THE U.S. SECURITIES ACT, (C) FOR SO LONG AS THE SECURITIES ARE ELIGIBLE FOR RESALE PURSUANT TO RULE 144A, TO A PERSON IT REASONABLY BELIEVES IS A “QUALIFIED INSTITUTIONAL BUYER” AS DEFINED IN RULE 144A THAT PURCHASES FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QUALIFIED INSTITUTIONAL BUYER TO WHOM NOTICE IS GIVEN THAT THE TRANSFER IS BEING MADE IN RELIANCE ON RULE 144A,(D) PURSUANT TO OFFERS AND SALES THAT OCCUR OUTSIDE THE UNITED STATES IN COMPLIANCE WITH REGULATION S UNDER THE U.S. SECURITIES ACT OR (E) PURSUANT TO ANY OTHER AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE U.S. SECURITIES ACT, SUBJECT IN EACH OF THE FOREGOING CASES TO ANY REQUIREMENT OF LAW THAT THE DISPOSITION OF ITS PROPERTY OR THE PROPERTY OF SUCH INVESTOR ACCOUNT OR ACCOUNTS BE AT ALL TIMES WITHIN ITS OR THEIR CONTROL AND IN COMPLIANCE WITH ANY APPLICABLE STATE SECURITIES LAWS AND ANY APPLICABLE LOCAL LAWS AND REGULATIONS AND FURTHER SUBJECT TO THE ISSUER’S AND THE TRUSTEE’S RIGHTS PRIOR TO ANY SUCH OFFER, SALE OR TRANSFER (I)

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PURSUANT TO CLAUSE (E) TO REQUIRE THE DELIVERY OF AN OPINION OF COUNSEL, CERTIFICATION AND/OR OTHER INFORMATION SATISFACTORY TO EACH OF THEM AND (II) IN EACH OF THE FOREGOING CASES, TO REQUIRE THAT A CERTIFICATE OF TRANSFER IN THE FORM APPEARING ON THE OTHER SIDE OF THIS NOTE IS COMPLETED AND DELIVERED BY THE TRANSFEROR TO THE TRUSTEE.

Each Global Note authenticated and delivered hereunder shall also bear the following legend:

THIS NOTE IS A GLOBAL NOTE WITHIN THE MEANING OF THE INDENTURE HEREINAFTER REFERRED TO AND IS REGISTERED IN THE NAME OF A DEPOSITORY OR A NOMINEE OF A DEPOSITORY OR A SUCCESSOR DEPOSITORY. THIS NOTE IS NOT EXCHANGEABLE FOR NOTES REGISTERED IN THE NAME OF A PERSON OTHER THAN THE DEPOSITORY OR ITS NOMINEE EXCEPT IN THE LIMITED CIRCUMSTANCES DESCRIBED IN THE INDENTURE, AND NO TRANSFER OF THIS NOTE (OTHER THAN A TRANSFER OF THIS NOTE AS A WHOLE BY THE DEPOSITORY TO A NOMINEE OF THE DEPOSITORY OR BY A NOMINEE OF THE DEPOSITORY TO THE DEPOSITORY OR ANOTHER NOMINEE OF THE DEPOSITORY) MAY BE REGISTERED EXCEPT IN THE LIMITED CIRCUMSTANCES DESCRIBED IN THE INDENTURE.

UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, A NEW YORK CORPORATION (“DTC”), TO THE ISSUER OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.

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EXHIBIT C

FORM OF CERTIFICATE TO BE DELIVERED

IN CONNECTION WITH TRANSFERS

PURSUANT TO REGULATION S

[            ], [        ]

Citibank, N.A., London Branch

6th Floor, Citigroup Centre

Canada Square

London E14 5LB

United Kingdom

Attn: [●]

Facsimile: [●]

Re:

Global Ship Lease, Inc.’s (the “Issuer”) 9.875% First Priority Secured Notes due 2022 (the “Notes”)

Ladies and Gentlemen:

In connection with our proposed sale of $360,000,000 aggregate principal amount of the Notes, we confirm that such sale has been effected pursuant to and in accordance with Regulation S under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and, accordingly, we represent that:

(1)    we are not an affiliate of the Issuer and/or the Guarantors;

(2)    the offer of the Notes was not made to a person in the United States;

(3)    either (a) at the time the buy offer was originated, the transferee was outside the United States or we and any person acting on our behalf reasonably believed that the transferee was outside the United States, or (b) the transaction was executed in, on or through the facilities of a designated offshore securities market and neither we nor any person acting on our behalf knows that the transaction has been prearranged with a buyer in the United States;

(4)    no directed selling efforts have been made in the United States in contravention of the requirements of Rule 903(b) or Rule 904(b) of Regulation S, as applicable;

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(5)    the transaction is not part of a plan or scheme to evade the registration requirements of the Securities Act; and

(6)    we have advised the transferee of the transfer restrictions applicable to the Notes.

You, as Trustee, the Issuer, counsel for the Issuer and others are entitled to conclusively rely upon this letter and are irrevocably authorized to produce this letter or a copy hereof to any interested party in any administrative or legal proceedings or official inquiry with respect to the matters covered hereby. Terms used in this certificate have the meanings set forth in Regulation S under the Securities Act.

Very truly yours,

[Name of Transferor]

By:
Authorized Signatory

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EXHIBIT D

FORM OF SUPPLEMENTAL INDENTURE

FOR ADDITIONAL GUARANTOR(S)

SUPPLEMENTAL INDENTURE (this “Supplemental Indenture”), dated as of         , 20    , among (the “Guaranteeing Subsidiary”), a subsidiary of Global Ship Lease, Inc. (or its permitted successor), a Marshall Islands corporation, (the “Issuer”), the other Guarantors (as defined in the Indenture referred to herein) and Citibank, N.A., London Branch, as trustee (or its permitted successor) under the Indenture referred to below (the “Trustee”) and as security agent (or its permitted successor) under the Indenture referred to below (the “Security Agent”).

WITNESSETH

WHEREAS, the Issuer and the other Guarantors have heretofore executed and delivered to the Trustee an indenture (the “Indenture”), dated as of October 31, 2017 providing for the issuance of 9.875% First Priority Secured Notes due 2022 (the “Notes”);

WHEREAS, the Indenture provides that under certain circumstances the Guaranteeing Subsidiary shall execute and deliver to the Trustee a supplemental indenture pursuant to which the Guaranteeing Subsidiary shall unconditionally guarantee all of the Issuer’s obligations under the Notes and the Indenture on the terms and conditions set forth herein (the “Guarantee”); and

WHEREAS, pursuant to Section 9.01 of the Indenture, each of the Trustee and the Security Agent is authorized to execute and deliver this Supplemental Indenture.

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the Guaranteeing Subsidiary and the Trustee mutually covenant and agree for the equal and ratable benefit of the Holders as follows:

1.    CAPITALIZED TERMS. Capitalized terms used herein without definition shall have the meanings assigned to them in the Indenture.

2.    AGREEMENT TO GUARANTEE. The Guaranteeing Subsidiary hereby agrees to provide an unconditional Guarantee, on and subject to the terms, conditions and limitations set forth in the Indenture, including, but not limited, to Article Ten thereof.

3.    NEW YORK LAW TO GOVERN. THIS SUPPLEMENTAL INDENTURE SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, WITHOUT GIVING EFFECT TO CONFLICTS OF LAW PRINCIPLES TO THE EXTENT THAT THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION WOULD BE REQUIRED THEREBY.

4.    COUNTERPARTS. The parties may sign any number of copies of this Supplemental Indenture. Each signed copy shall be an original, but all of them together represent the same agreement.

5.    EFFECT OF HEADINGS. The Section headings herein are for convenience only and shall not affect the construction hereof.

6.    THE TRUSTEE AND THE SECURITY AGENT. Neither the Trustee nor the Security Agent shall be responsible in any manner whatsoever for or in respect of the validity or sufficiency of this Supplemental Indenture or for or in respect of the recitals contained herein, all of which recitals are made solely by the Guaranteeing Subsidiary and the Issuer.

IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed and attested, all as of the date first above written.

Dated:             , 20[    ]

[GUARANTEEING SUBSIDIARY]

By:
Name:
Title:

By:
Name:
Title:

GLOBAL SHIP LEASE, INC.

By:
Name:
Title:

By:
Name:
Title:

CITIBANK, N.A., LONDON BRANCH as Trustee

By:
Authorized Signatory

CITIBANK, N.A., LONDON BRANCH, as Security Agent

By:
Authorized Signatory

EXHIBIT E

FORM OF INCUMBENCY CERTIFICATE

The undersigned,                     , being the                      of                      (the “Issuer”), does hereby certify that the individuals listed below are qualified and acting officers of the Issuer as set forth in the right column opposite their respective names and the signatures appearing in the extreme right column opposite the name of each such officer is a true specimen of the genuine signature of such officer and such individuals have the authority to execute documents to be delivered to, or upon the request of, Citibank, N.A., London Branch, as Trustee under the Indenture dated as of October 31, 2017, by and between the Issuer, the guarantors party thereto, the Trustee and the other parties signatory thereto.

Name	Title	Signature

IN WITNESS WHEREOF, the undersigned has duly executed and delivered this Certificate as of the                      day of             , 20    .

Name:
Title:

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